                                                              EXHIBIT (a)(1)(i)
                                          CAREY INTERNATIONAL LOGO

August 3, 2000

Dear Stockholders:

  On behalf of the Board of Directors of Carey International, Inc. (the "Company"), I am pleased to inform you that on July 19, 2000 the Company entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Limousine Holdings, LLC ("Parent"), Aluwill Acquisition Corp. ("Acquisition Company"), a subsidiary of Parent, and Eranja Acquisition Sub, Inc., affiliates of Chartwell Investments II LLC, a New York private-equity firm, and Ford Motor Company, pursuant to which the Company and Acquisition Company have today commenced a tender offer to purchase all of the outstanding shares (the "Shares") of the Company's common stock at $18.25 per Share in cash without interest (the "Offer").

  Your Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined below), and has determined that the Offer and the Merger are advisable, fair to and in the best interests of the stockholders of the Company. Your Board of Directors unanimously recommends that stockholders accept the Offer and tender their Shares in accordance with its terms.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Offer to Purchase (which has been filed with the Securities and Exchange Commission), including, among other things, (i) the recommendation of a special committee composed of outside members of the Board and the opinion dated July 15, 2000 of Friedman Billings Ramsey & Co., Inc., the financial advisor to the special committee of the Board, that, as of such date and subject to the assumptions, limitations and qualifications set forth in the opinion, the $18.25 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders (other than certain management holders) from a financial point of view and (ii) the opinion dated July 15, 2000 of Benedetto, Garland & Company, Inc., the financial advisor to the Board, that, as of such date and subject to the assumptions, limitations and qualifications set forth in the opinion, the $18.25 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders (other than certain management holders) from a financial point of view.

  Consummation of the Offer is subject to, among other things, (i) at least 5,216,072 Shares, which number of Shares constitutes a majority of the Shares outstanding (including the Shares issuable upon exercise of certain outstanding options and warrants), being validly tendered and not withdrawn prior to the expiration of the Offer and (ii) receipt of funds from lenders to the Company and Acquisition Company and Parent's capital contribution to Acquisition Company sufficient to, among other things, purchase the Shares tendered in the Offer.

  Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Acquisition Company or Eranja Acquisition Sub, Inc. will be merged with and into the Company (the "Merger"), and all Shares not purchased pursuant to the Offer or in related transactions will be converted into the right to receive $18.25 per Share in cash without interest (except any Shares as to which the holder has properly exercised appraisal rights).

  In order to facilitate your review of the Offer we are attaching the Offer to Purchase and various materials relating to the Offer, including a Letter of Transmittal, which are necessary for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions on how to tender your Shares. I urge you to read these documents carefully in making your decision on whether to tender your Shares pursuant to the Offer.

                                          Very truly yours,

                                          /s/ Vincent A. Wolfington
                                          Vincent A. Wolfington
                                          Chairman of the Board and
                                          Chief Executive Officer

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
          (Including the Associated Preferred Share Purchase Rights)

                                      of

                           CAREY INTERNATIONAL, INC.

                                      at

                             $18.25 Net Per Share

                                      by

                           ALUWILL ACQUISITION CORP.

                                    and by

                           CAREY INTERNATIONAL, INC.


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                AUGUST 31, 2000, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 19, 2000 (THE "MERGER AGREEMENT"), BY AND AMONG CAREY INTERNATIONAL, INC. ("CAREY INTERNATIONAL"), LIMOUSINE HOLDINGS, LLC ("PARENT"), ALUWILL ACQUISITION CORP. ("ACQUISITION COMPANY") AND ERANJA ACQUISITION SUB, INC. THE BOARD OF DIRECTORS OF CAREY INTERNATIONAL HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER (AS DEFINED HEREIN) AND THE MERGER (AS DEFINED HEREIN), AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF CAREY INTERNATIONAL. THE BOARD OF DIRECTORS OF CAREY INTERNATIONAL UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 5,216,072 SHARES, WHICH NUMBER OF SHARES CONSTITUTES A MAJORITY OF THE SHARES OUTSTANDING (INCLUDING FOR THESE PURPOSES SHARES ISSUABLE UPON THE EXERCISE OF COMPANY OPTIONS (AS DEFINED HEREIN) BY PERSONS WHO HAVE NOT AGREED TO ENTER INTO OPTION EXERCISE AGREEMENTS (AS DEFINED HEREIN) AFTER GIVING EFFECT TO THE CANCELLATION OF ANY SHARES PURCHASED BY CAREY INTERNATIONAL) AND (2) CAREY INTERNATIONAL AND/OR ACQUISITION COMPANY HAVING RECEIVED OR HAVING AVAILABLE THE PROCEEDS FROM THE FINANCING CONTEMPLATED BY THE FINANCING COMMITMENT LETTERS (AS DEFINED HEREIN) AND THE PROCEEDS FROM THE CAPITAL CONTRIBUTION (AS DEFINED HEREIN), INCLUDING, BUT NOT LIMITED TO, PROCEEDS SUFFICIENT TO (A) FINANCE THE PURCHASE OF THE SHARES THAT CAREY INTERNATIONAL AND ACQUISITION COMPANY ARE AGREEING TO PURCHASE PURSUANT TO THE OFFER, (B) PAY THE MERGER CONSIDERATION (AS DEFINED HEREIN) PURSUANT TO THE MERGER, (C) PURCHASE CERTAIN SECURITIES OF CAREY INTERNATIONAL PURSUANT TO THE CAREY PURCHASE AGREEMENTS (AS DEFINED HEREIN), (D) REPAY OUTSTANDING INDEBTEDNESS OF CAREY INTERNATIONAL AND ITS SUBSIDIARIES AND (E) PAY THE FEES AND EXPENSES REQUIRED TO BE PAID IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL.

                                   IMPORTANT

  If you wish to tender all or any part of the shares of common stock registered in your name, you should carefully follow the instructions described in "THE TENDER OFFER -- Procedures for Tendering Shares," including completing a Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and delivering it, along with your share certificates and any other required items, to United States Trust Company of New York, the Depositary. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you desire to tender your shares, you should contact the nominee and request that the nominee tender the shares for you.

  Any stockholder who desires to tender shares and whose certificates for such shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary by the expiration of the offer, must tender the shares pursuant to the guaranteed delivery procedure set forth in "THE TENDER OFFER -- Procedures for Tendering Shares."

  To tender shares properly, you must validly complete the Letter of Transmittal. You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from D.F. King & Co., Inc., which is acting as the Information Agent, at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

  WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY THE OFFERORS.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the disclosure contained in this document. Any representation to the contrary is unlawful and a criminal offense.

                              SUMMARY TERM SHEET

  This summary term sheet highlights certain information from this offer to purchase. To understand the offer fully and for a more complete description of the terms of the offer, we urge you to read carefully this entire offer to purchase and the related letter of transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

Questions and Answers About the Offer and the Merger

Q:Who is offering to buy my securities? (Page 1)

A: Aluwill Acquisition Corp. (which we refer to in this section as Acquisition Company), and Carey International, Inc. (which we refer to in this section as Carey International) are making a joint offer to purchase your securities. However, you will only tender your shares to a single depositary which will receive payment from either Acquisition Company or Carey International. VIP Holdings, LLC, VIP Holdings II, LLC, VIP Holdings III, LLC, Limousine Holdings, LLC and Acquisition Company are all newly formed entities created by Chartwell Investments II LLC to effect the transactions described in this offer to purchase. Ford Motor Company is an investor in and affiliate of Limousine Holdings, LLC.

   In the event that the shares tendered in the offer, plus shares acquired by Acquisition Company from (1) Carey International and (2) certain members of management of Carey International, constitute greater than 90% of the outstanding shares, Acquisition Company will purchase all tendered shares. If this requirement is not met, but all of the conditions to the Offer have been waived or met, Acquisition Company will purchase up to 5,232,876 shares and Carey International will purchase all shares tendered in excess of those shares purchased by Acquisition Company.

Q:What are the classes and amounts of securities sought in the offer? (Page 1)

A: We are offering to purchase all of the outstanding shares of Carey International's common stock, or any lesser number of shares that stockholders properly tender in the offer, assuming the conditions to the offer are met.

Q:How much are the bidders offering to pay me and what is the form of payment? (Page 1)

A:  We are offering to pay you $18.25 per share in cash, without interest.

Q:Do the bidders have the financial resources to pay me for my shares? (Page
46)

A: We expect we will have sufficient funds to purchase the tendered shares. We have entered into commitment letters with senior secured financing, subordinated debt financing and equity financing sources. In these commitment letters, the financing sources have committed, subject to certain conditions that we believe are customary, including the execution of definitive agreements, to provide all financing necessary to purchase all shares that are tendered in the offer. The offer, however, is conditioned upon our obtaining these funds, and there is the possibility that we will not obtain these funds due to the various conditions in the commitment letters not being met.

Q: Is the financial condition of the bidders relevant to my decision on whether to tender in the offer? (Page 64)

A: No. We do not believe that the financial condition of any bidder is important to your decision since we are paying you cash for your shares and we are offering to purchase all outstanding shares of Carey International's common stock.

Q:  When does the offer expire? (Page 55)

A: The offer expires on August 31, 2000, at 5:00 p.m., New York City time, unless we extend it. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. This procedure is described later in this offer to purchase.

Q:  Can the offer be extended and under what circumstances? (Page 55)

A: Yes, we may extend the offer at any time, subject to the terms of the merger agreement. However, we cannot assure you that the offer will be extended or, if extended, for how long. If we extend the offer, we will make a public announcement of the new expiration date not later than 9:00 a.m., New York City time, on the day after the day on which the offer was scheduled to expire.

Q:  How do I tender my shares? (Page 57)

A: If you hold your shares "of record" (meaning you hold stock certificates issued in your name), you can tender your shares by sending the enclosed letter of transmittal to United States Trust Company of New York at the address listed on the enclosed letter of transmittal. The letter of transmittal must be received by United States Trust Company of New York not later than the time and date on which the offer expires.

   If your broker holds your shares in "street name" for you, you must call your broker and instruct him or her to tender your shares.

   If your share certificates are not immediately available for delivery to United States Trust Company of New York, you must comply with the guaranteed delivery procedure described in the offer prior to the date the offer expires.

   If you have any questions, you should contact the information agent or your broker for assistance.

Q:  What is the purpose of the offer? (Page 22)

A: Our offer to purchase your securities is one part of a multi-step transaction that will result in Limousine Holdings, LLC owning approximately 92.0% of the outstanding shares of common stock of Carey International, and certain members of management of Carey International owning approximately 8.0%. As a result of this transaction, Carey International will no longer be a publicly-traded company.

Q:  What are the most significant conditions to the offer? (Page 68)

A: Our obligation to pay for any tendered shares depends upon a number of conditions, including:

   . There being validly tendered and not withdrawn prior to the expiration of the offer at least 5,216,072 shares.

   . Obtaining sufficient equity and debt financing: (1) to purchase the shares tendered in the offer, (2) to pay for any non-tendered shares in the merger, (3) to pay for any securities of Carey International to be acquired pursuant to the various agreements executed in connection with the merger agreement, (4) to repay certain outstanding indebtedness of Carey International and (5) to pay for the various fees and expenses incurred in connection with the merger and the offer.

   . There being no legal action pending, threatened or taken that might adversely affect the offer or the merger.

   . There being no breach of any representation or warranty in the merger agreement by Carey International that would have a material adverse effect on Carey International.

Q:  Until what time can I withdraw previously tendered shares? (Page 59)

A: You may withdraw your tendered shares at any time before 5:00 p.m., New York City time, on August 31, 2000 or, if the offer is extended, the last day of the period for which it is extended. In addition, if we have not agreed by October 1, 2000 (or such later date as may apply if the offer is extended) to accept your shares for payment, you can withdraw them at any time until we accept shares for payment.

Q:  How do I withdraw previously tendered shares? (Page 59)

A: You can withdraw shares that you have already tendered by sending a written notice of withdrawal to United States Trust Company of New York while you still have the right to withdraw the shares.

Q:  What does my board of directors think of the offer? (Page 10)

A: Your board of directors, based upon the unanimous recommendation of an independent special committee of the board of directors, has unanimously approved the merger agreement, the offer and the merger and has determined that the offer and the merger are advisable, fair to, and in the best interests of the stockholders of Carey International. Your board of directors unanimously recommends that stockholders accept the offer and tender their shares.

Q: How did my board of directors make sure the price per share I will receive in the offer and subsequent merger is fair? (Page 14)

A: The board of directors formed a special committee consisting of four independent directors to evaluate and negotiate the terms of the merger agreement. The special committee independently selected and retained a financial advisor to assist it in the negotiation, and received the written opinion from its financial advisor, Friedman Billings Ramsey & Co., Inc., dated July 15, 2000, on which the special committee relied, to the effect that as of that date, the $18.25 per share you will receive in the offer and the subsequent merger is fair to you from a financial point of view. A complete copy of the Friedman Billings Ramsey & Co., Inc. opinion is attached as Exhibit A to this offer to purchase. Your board of directors also received and relied upon a written opinion, dated July 15, 2000, from Benedetto, Gartland & Company, Inc. to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the $18.25 per share cash consideration to be received by holders of Carey International's common stock in the offer and the subsequent merger was fair to such holders, from a financial point of view. A complete copy of the Benedetto, Gartland & Company, Inc. opinion is attached as Exhibit B to this offer to purchase.

Q:  Will Carey International continue as a public company? (Page 23)

A: No. Because we are purchasing Carey International's common stock in a tender offer and intend to engage in a merger that will result in the securities of Carey International being held by less than 300 persons of record, this offer is considered the first step in a going-private transaction.

Q: Will the tender offer be followed by a merger if all common shares are not tendered in the offer? (Page 22)

A. Yes. If the number of shares tendered in the offer, plus the number of shares acquired by Acquisition Company pursuant to various agreements entered into in connection with the merger agreement, constitute greater than 90% of the outstanding shares, the merger will occur immediately following the purchase of the tendered shares. If this requirement is not met, but all of the conditions to the offer have been waived or met, Carey International will call a stockholders meeting to approve the merger. Since, at that time, Acquisition Company will own more than 50% of the outstanding shares of Carey International's common stock, stockholder approval of the merger will be assured.

   If we complete the merger, stockholders who did not tender their shares in the offer will receive $18.25 per share in cash (or any higher price per share that is paid in the offer) in the merger in exchange for each share of Carey International's common stock that they own.

   It is a condition to our obligation to consummate the merger that we have available the funds contemplated by the financing commitment letters necessary to pay for the shares not tendered into the offer. The availability of the financing for the merger is subject to the satisfaction of several conditions, including the condition that no material adverse change has occurred in the financial condition or prospects of Carey International. You should be aware that, if it is necessary to call a stockholders meeting to approve the merger and the conditions to the financing are not met at the time the merger is approved by the stockholders, the merger will not be consummated and stockholders will not receive $18.25 per share in cash for the shares not tendered in the offer. If you want to avoid this possibility, you should not wait for the merger and the stockholders meeting (if one is held), and should tender your shares in the Offering.

Q:  If I decide not to tender, how will the offer affect my shares? (Page 22)

A: Stockholders who do not tender their shares in the offer will receive in the merger, if it takes place, unless they perfect their appraisal rights under Delaware law, the same amount of cash per share that they would have received had they tendered their shares in the offer.

Q:  What is the market value of my shares as of a recent date? (Page 60)

A: On June 27, 2000, the last full trading day before Carey International announced it was in negotiations regarding a possible acquisition of Carey International, the reported closing sale price for one share of Carey International's common stock was $11.5625 per share. On July 18, 2000, the last full trading day before we announced the offer and merger, the reported closing sale price for one share of Carey International's common stock on the Nasdaq National Market was $14.50. On August 1, 2000, the penultimate trading day before we commenced the offer, the reported closing sale price for one share of Carey International's common stock on the Nasdaq National Market was $17.9531. We advise you to obtain a recent quotation for the common stock in deciding whether to tender your shares.

Q:  If I object to the price being offered, will I have appraisal rights?
    (Page 24)

A: You will not have appraisal rights in the offer, but you will have appraisal rights in the subsequent merger. You may elect not to tender your shares in the offer, not vote in favor of the merger, comply with the requirements of Delaware law to perfect your available appraisal rights and have the "fair value" of your shares paid to you following the completion of the appraisal process in the Delaware courts.

Q:  Who can I talk to if I have questions about the tender offer?

A:  If you have more questions about the tender offer, you should contact:

                             D.F. KING & CO., INC.

                        Banks and Brokers Call Collect:
                                (212) 269-5550

                       All Others Please Call Toll-Free:
                                (800) 628-8510

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
QUESTIONS AND ANSWERS ABOUT THE OFFER AND THE MERGER..................... iii

INTRODUCTION.............................................................   1

SPECIAL FACTORS..........................................................   5

1. Background of the Transaction; Contacts with Carey International......   5
2. Recommendation of the Board of Directors of Carey International;
   Fairness of the Offer and the Merger..................................  10
3. Opinion of the Board's Financial Advisors.............................  14
4. Purpose and Structure of the Transaction..............................  22
5. Plans for Carey International after the Transaction...................  23
6. Rights of Stockholders in the Offer and the Merger....................  24
7. The Merger Agreement and Related Documents............................  26
8. Interests of Certain Persons in the Transaction.......................  43
9. Financing of the Transaction..........................................  46
10. Certain United States Federal Income Tax Consequences................  52
11. Fees and Expenses....................................................  53

THE TENDER OFFER.........................................................  55
1. Terms of the Offer....................................................  55
2. Acceptance for Payment and Payment for Shares.........................  56
3. Procedures for Tendering Shares.......................................  57
4. Withdrawal Rights.....................................................  59
5. Price Range of Shares.................................................  60
6. Dividends and Distributions...........................................  60
7. Certain Information Concerning Carey International....................  61
8. Certain Information Concerning Chartwell, Holdings, Parent and
   Acquisition Company...................................................  64
9. Certain Information Concerning Ford...................................  65
10. Source and Amount of Funds...........................................  67
11. Effect of the Offer on the Market for the Common Stock; Exchange Act
    Registration.........................................................  67
12. Conditions to the Offer..............................................  68
13. Certain Legal Matters; Regulatory Approvals..........................  70
14. Fees and Expenses....................................................  72
15. Miscellaneous........................................................  72

Schedule I--Information Concerning the Directors, Executive Officers and
           Certain Stockholders of Carey International

Schedule II--Information Concerning the Directors and Executive Officers of
           Holdings, Parent and Acquisition Company

Schedule III--Information Concerning the Directors and Executive Officers of
           Ford Motor Company

Schedule IV--Information Statement Pursuant to Section 14(f) of the Securities
           Exchange Act of 1934 and Rule 14f-1 Promulgated Thereunder

Exhibit A --Opinion of Friedman Billings Ramsey & Co., Inc.

Exhibit B--Opinion of Benedetto, Gartland & Company, Inc.

Exhibit C--Section 262 of the Delaware General Corporation Law

To the Holders of Common Stock of
Carey International, Inc.

                                 INTRODUCTION

  Aluwill Acquisition Corp., a Delaware corporation ("Acquisition Company"), and Carey International, Inc., a Delaware corporation ("Carey International"), hereby offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Carey International (the "Shares" or "Common Stock"), and the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 20, 2000, between Carey International and Computershare Trust Company, Inc., as Rights Agent, as amended on July 19, 2000 (the "Rights Agreement"), at a price of $18.25 per Share in cash (such amount or any greater amount per Share paid in the offer being referred to as the "Offer Price"), without interest thereon, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the "Letter of Transmittal") (which, as each may be amended and supplemented from time to time, together constitute the "Offer"). See "THE TENDER OFFER -- Conditions to the Offer." For the purposes of the Offer, Acquisition Company and Carey International are collectively referred to as the "Offerors." VIP Holdings, LLC, a Delaware limited liability company, VIP Holdings II, LLC, a Delaware limited liability company, and VIP Holdings III, LLC, a Delaware limited liability company (collectively, "Holdings"), Limousine Holdings, LLC, a Delaware limited liability company ("Parent"), and Acquisition Company, a wholly-owned subsidiary of Parent, are all newly formed entities, which were created by Chartwell Investments II LLC ("Chartwell") to effect the transactions referred to herein. Chartwell is an advisor to, and manager of, private equity funds that invest in growth financings and buy-outs of middle market companies. Ford Motor Company ("Ford"), an investor in and affiliate of Parent, designs and manufactures cars, trucks and automotive components, and sells them throughout the world. Unless the context otherwise requires, all references to Shares or Common Stock shall include the associated Rights.

  The Offer is a joint tender offer by Acquisition Company and Carey International to purchase at the Offer Price all Shares tendered pursuant to the Offer, assuming the conditions to the Offer (the "Offer Conditions") are met, with Acquisition Company to pay for and purchase no fewer than 4,931,506 Shares. In the event that the Shares tendered in the Offer, plus the Shares acquired by Acquisition Company pursuant to the Carey Purchase Agreements (as defined below), including Shares issued upon the exercise of Company Options (as defined below), would constitute greater than 90% of the outstanding Shares (the "Short Form Requirement") and permit the Merger (as defined below) to be effected pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL"), Acquisition Company will purchase all tendered Shares. If the number of tendered Shares, plus the Shares to be acquired by Acquisition Company pursuant to the Carey Purchase Agreements (as defined below) (including Shares issued upon the exercise of Company Options), would not result in the Short Form Requirement being met, but all of the Offer Conditions have been waived or met, Acquisition Company will purchase up to 5,232,876 Shares and Carey International will purchase all Shares tendered in excess of those Shares purchased by Acquisition Company.

  Stockholders whose Shares are registered in their own name and who tender directly to United States Trust Company of New York, as depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Offerors pursuant to the Offer. Carey International will pay all charges and expenses incurred in connection with the Offer by the Depositary and by D.F. King & Co., Inc., as information agent (the "Information Agent"). See "SPECIAL FACTORS -- Fees And Expenses" and "THE TENDER OFFER -- Fees and Expenses."

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 19, 2000 (the "Merger Agreement"), by and among Carey International, Parent, Acquisition Company and Eranja Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Acquisition Company ("Acquisition Company Sub"). The Merger Agreement provides that, among other things, as promptly as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions contained in the Merger Agreement, Acquisition Company or Acquisition Company Sub will be merged with and into Carey International (the "Merger"), with Carey International continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Acquisition Company, Shares in the treasury of Carey International, Shares held by holders who perfect their appraisal rights in accordance with the DGCL, and certain Shares held by certain members of management of Carey International (the "Management Investors")), will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and be converted into the right to receive an amount per share (the "Merger Consideration") equal to the Offer Price, without interest.

  As of July 24, 2000, there were 9,848,729 Shares issued and outstanding, no Shares held in the treasury of Carey International, no shares of preferred stock issued and outstanding and 1,918,427 Shares issuable upon the exercise of outstanding options granted under Carey International's stock option plans ("Plan Options"), all of which have an exercise price that is less than the Offer Price), and 6,450 Shares issuable upon the exercise of outstanding warrants other than Plan Options (collectively, the "Other Options" and, together with the Plan Options, the "Company Options").

  The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer at least 5,216,072 Shares, which number of Shares constitutes a majority of the Shares outstanding (including for these purposes Shares issuable upon the exercise of Company Options by persons who have not agreed to enter into Option Exercise Agreements (as defined herein) after giving effect to the cancellation of any Shares purchased by Carey International) (the "Minimum Condition") and (2) Carey International and/or Acquisition Company having received or having available the proceeds from the financing contemplated by the Financing Commitment Letters (as defined herein) and the proceeds from the Capital Contribution (as defined herein) (the "Financing"), including, but not limited to, proceeds sufficient to (A) finance the purchase of the Shares that Carey International and Acquisition Company are agreeing to purchase pursuant to the Offer, (B) pay the Merger Consideration pursuant to the Merger, (C) purchase securities of Carey International pursuant to the Carey Purchase Agreements (as defined herein), (D) repay outstanding indebtedness of Carey International and its subsidiaries, and (E) pay the fees and expenses required to be paid in connection with the transactions contemplated by the Merger Agreement (the "Receipt of Funds Condition"). The Offer is also conditioned upon the satisfaction of certain other conditions described in "THE TENDER OFFER --
 Conditions of the Offer." The Short Form Requirement is not a condition to the Offer.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval of the Merger Agreement by the requisite vote of Carey International's stockholders if the Short Form Requirement is not met and satisfaction of the Receipt of Funds Condition.

  Concurrently with the execution of the Merger Agreement, and as an inducement to Acquisition Company and Parent to enter into the Merger Agreement, (i) certain holders (the "Option Holders") of Plan Options have agreed to enter into Option Exercise/Cancellation Agreements with Acquisition Company (the "Option Exercise Agreements"), pursuant to which, among other matters, the Option Holders will agree (1)(A) to exercise all of their Plan Options immediately prior to the Effective Time and, upon the request of Acquisition Company, to sell to Acquisition Company all of the Shares issued upon such exercise (collectively, the "Option Exercise Shares") for consideration equal to the Offer Price per Share, or (B) if Acquisition Company does not so request, to exercise their Plan Options immediately prior to the Effective Time and to hold the Option Exercise Shares for conversion in the Merger into the right to receive cash and shares of the Surviving Corporation as provided in the Merger Agreement, and (2) not to tender Shares (other than Option Exercise Shares) into the Offer unless requested to do so by Acquisition Company, and (ii) Carey International has granted to Acquisition Company an option (the "Acquisition Company Option") pursuant to a Stock Option Agreement (the "Stock Option Agreement") to acquire from Carey International in certain circumstances a sufficient number of Shares (the "Acquisition Company Option Shares") that, when taken together with all other outstanding Shares to be acquired by Acquisition Company pursuant to the Offer and the Option Exercise Agreements (such agreements, together with the Stock Option Agreement, the "Carey Purchase Agreements"), allow the Short Form Requirement to be met.

  The Offer, the consummation of the transactions contemplated by the Carey Purchase Agreements, the Carey International/Acquisition Company Loan Agreement (as defined herein) and the Merger are sometimes collectively referred to herein as the "Transaction."

  In the event that the number of Shares tendered pursuant to the Offer, plus the Shares purchased by Acquisition Company pursuant to the Carey Purchase Agreements (including Shares issued upon the exercise of Company Options), would be sufficient to satisfy the Short Form Requirement, Acquisition Company will purchase all Shares tendered pursuant to the Offer and consummate the Merger immediately thereafter. If a lesser number of Shares are tendered pursuant to the Offer, then, assuming all of the Offer Conditions have been waived or met, (i) Acquisition Company will purchase up to 5,232,876 of the Shares tendered and Carey International will purchase the balance of the Shares tendered pursuant to the Offer and (ii) Carey International will call a stockholders meeting after the closing of the Offer to approve the Merger.

  The terms and conditions of the Merger Agreement and the Carey Purchase Agreements are more fully described in "SPECIAL FACTORS -- The Merger Agreement and Related Documents."

  Subject to the perfection of appraisal rights under the DGCL, Shares not tendered in the Offer (other than Shares held by Acquisition Company, Shares in the treasury of Carey International and certain Shares held by Management Investors) will be cancelled in the Merger and converted into the right to receive the Merger Consideration, without interest.

  Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory appraisal procedures set forth in the DGCL, the relevant provisions of which are attached to this Offer to Purchase as Exhibit C, will be entitled to perfect their appraisal rights under the DGCL and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. No appraisal or dissenters rights are available to stockholders in connection with the Offer. See "SPECIAL FACTORS -- Rights of Stockholders in the Offer and the Merger."

  Carey International's Board of Directors (the "Board"), based upon the unanimous recommendation of an independent special committee of the Board (the "Special Committee"), unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Offer and the Merger are advisable, fair to, and in the best interests of the stockholders of Carey International and (iii) recommends that Carey International's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  The Board formed the Special Committee consisting of four independent directors to evaluate and negotiate the terms of the Merger Agreement. The Special Committee independently selected and retained a financial advisor to assist it in the negotiation. The Special Committee received from its financial advisor, Friedman Billings Ramsey & Co., Inc. ("FBR"), a written opinion (the "FBR Opinion"), dated July 15, 2000, on which the Special Committee relied, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in such opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair from a financial point of view.

  Benedetto, Gartland & Company, Inc. ("BGC"), financial advisor to the Board, also has delivered to the Board its written opinion (the "BGC Opinion"), dated July 15, 2000, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications set forth in such opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair from a financial point of view. A copy of the FBR Opinion and a copy of the BGC Opinion, each of which sets forth the assumptions made, matters considered and limits of the review by FBR and BGC, respectively, in connection with such opinions, are attached to this Offer to Purchase as Exhibit A and Exhibit B, respectively. Holders of Shares are urged to read each opinion carefully in its entirety.

  Pursuant to the Senior Credit Facility Commitment Letter, dated as of July 19, 2000, among Carey International, Acquisition Company and the lenders signatory thereto from time to time (the "Lenders"), First Union National Bank, as Administrative Agent and a Lender ("First Union"), and Fleet National Bank, as Syndication Agent and a Lender (the "Senior Credit Facility Commitment Letter"), the Lenders, subject to certain conditions, including the execution of definitive agreements, have committed to provide to Carey International a $160.0 million senior secured credit facility (the "Senior Credit Facility"). The Senior Credit Facility will be composed of (i) $100.0 million of term loans to be divided into two primary tranches of $40.0 million and $60.0 million, (ii) $25.0 million of revolving credit facilities and (iii) $35.0 million of acquisition facilities. Pursuant to the Senior Sub Note Commitment Letter, dated as of July 19, 2000, among Acquisition Company, First Union Investors, Inc. and GarMark Partners, L.P. (together, the "Senior Sub Note Purchasers") (the "Senior Sub Note Commitment Letter"), the Senior Sub Note Purchasers have committed, subject to certain conditions, including the execution of definitive agreements, to purchase $40.0 million of senior subordinated notes of Carey International (the "Senior Sub Notes"). The Senior Credit Facility Commitment Letter and the Senior Sub Note Commitment Letter are together referred to herein as the "Financing Commitment Letters." A portion of the proceeds from the financing contemplated by the Financing Commitment Letters will be loaned by Carey International to Acquisition Company (if the Short Form Requirement is met) pursuant to the terms of a Loan Agreement to be entered into between Carey International and Acquisition Company (the "Carey International/Acquisition Company Loan Agreement"). The remainder of the funds necessary for Acquisition Company to consummate the transactions contemplated by the Merger Agreement and the Carey Purchase Agreements will be in the form of a capital contribution from Parent to Acquisition Company of $98.5 million (the "Capital Contribution"). The Offerors believe that the proceeds, if obtained, as contemplated from the Senior Credit Facility, Senior Sub Notes and the Capital Contribution will be sufficient to satisfy the Receipt of Funds Condition. See "SPECIAL FACTORS --
 Financing of the Transaction" and "THE TENDER OFFER -- Conditions to the
Offer."

  This Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

                                SPECIAL FACTORS

1. Background of the Transaction; Contacts with Carey International.

  In October 1999, members of the Board expressed concern regarding the lack of recognition that Wall Street investors and analysts were giving to micro and small cap companies, in general, and the undervaluation and volatility of the trading price of the Common Stock, in particular. Management expressed its belief that the trading price of the Common Stock on the Nasdaq National Market did not adequately reflect the financial performance and prospects of Carey International and that this lack of recognition persisted despite Carey International's consistent record of strong financial performance. Management did not believe that market conditions were likely to change in the near term. The Board discussed whether Carey International should explore strategic initiatives as a means to enhance stockholder value.

  At a telephonic meeting of the Board held on December 21, 1999, Vincent A. Wolfington, Carey International's Chairman and Chief Executive Officer, recommended that Carey International engage an investment banker to advise it on possible strategic initiatives, including strategic investments from third parties and a possible sale of Carey International as means of enhancing stockholder value. The Board unanimously authorized Carey International to engage BGC to serve as Carey International's financial advisor to assist it in exploring strategic alternatives. On December 31, 1999, Carey International formally engaged BGC.

  Beginning in January 2000, BGC began the process of identifying candidates that might be interested in acquiring or making a strategic investment in Carey International. BGC concluded, based upon Carey International's position in the chauffeured vehicle services industry and Carey International's knowledge about other companies in the industry, that it was unlikely that a company in the chauffeured vehicle services industry would be interested in or capable of completing such a transaction with Carey International. Over the next month, BGC contacted 16 companies and institutions to inquire about their interest in discussing a possible transaction with Carey International. Three of the entities contacted, one of which was Chartwell, expressed interest in exploring a possible transaction and entered into confidentiality agreements with Carey International. Management from Carey International was acquainted with Chartwell as a result of an informational meeting that was held between representatives of Carey International and Chartwell in April 1999. No proposals were made or due diligence performed as a result of that meeting.

  At a meeting of the Board held on January 21, 2000, M. William Benedetto from BGC briefed the Board on the process BGC was undertaking on behalf of Carey International, including a list of the parties contacted and the level of interest expressed by those parties. He reviewed possible strategic alternatives for enhancing stockholder value and expressed the view, based upon his preliminary analysis, that the most viable method of enhancing stockholder value was a leveraged buyout of Carey International by a financial buyer. The Board requested that management and BGC continue to explore various methods of enhancing stockholder value.

  From January 22 through March 14, 2000, various members of senior management made presentations to Chartwell and the two other entities that had entered into confidentiality agreements regarding Carey International, its business, markets, assets, employees, financial position, financial results and prospects. On behalf of Carey International, BGC delivered information to the three entities to assist them in their evaluation of Carey International. During this period, one of the interested entities elected to discontinue its evaluation.

  On March 2, 2000, Mr. Wolfington contacted senior management of Ford to discuss Ford's interest in either making a strategic investment in Carey International or in participating in a going private transaction. Discussions between management of Carey International and Ford continued from time to time during March and April 2000.

  At a meeting of the Board held on March 23, 2000, Mr. Benedetto updated the Board on developments since the last Board meeting. He reviewed with the Board certain information regarding Chartwell and the other party that had indicated a strong interest in Carey International and stated that Chartwell and the other party were continuing their due diligence. He also reviewed the methodologies that would be used in the valuation of

Carey International. The Board engaged in a lengthy discussion with Mr. Benedetto regarding the relative benefits to the stockholders of a sale of Carey International in a leveraged buyout transaction and a private equity investment in Carey International by a strategic investor. Thereafter, the other party referred to above joined the meeting and made a presentation to the Board expressing its preliminary interest in a leveraged buyout of Carey International.

  At a meeting of the Board held on April 3, 2000, Mr. Benedetto again updated the Board and reported on his most recent discussions with Chartwell and the other interested party, both of whom had completed their preliminary due diligence. He reported that both parties were attempting to resolve a number of issues including Carey International's first quarter operating results and Carey International's continuing investment in its information technology systems. Mr. Wolfington stated that Ford had expressed an interest in exploring a strategic investment in Carey International or in participating in an acquisition of Carey International as a minority stockholder.

  On April 4, 2000, Carey International announced that while it reported strong first quarter revenues, its first quarter operating results were below analysts' estimates. Carey International also reported in its press release that it had previously retained BGC to examine strategic alternatives in order to enhance stockholder value. The closing price of the Common Stock on the Nasdaq National Market declined from $17.06 on April 4, 2000, before the announcement, to $9.56 on April 5, 2000, after the announcement.

  At a meeting of the Board held on April 12, 2000, Mr. Wolfington reported to the Board on his meetings with representatives of Ford. He also updated the Board on the continuing interest of Chartwell and the other interested party. He advised the Board that the parties had requested additional meetings with management to discuss Carey International's first quarter operating results and other issues. The Board reviewed the opportunities available to Carey International for enhancing stockholder value in light of the recent significant decline in the trading price of the Common Stock following the announcement of Carey International's first quarter operating results.

  At a meeting of the Board held on May 3, 2000, Mr. Wolfington reported to the Board on the follow-up meetings and the due diligence sessions with Chartwell and the other interested party and on meetings that management had held with Ford. Mr. Benedetto reviewed with the Board his valuation analysis of Carey International. He also reported that a valuation of between $14 and $15 per Share in cash was being considered by the other interested party in a possible leveraged buyout of Carey International. Thereafter, representatives of Chartwell made a presentation to the Board in which they expressed their preliminary interest in proposing a leveraged buyout transaction at between $17 and $18 per Share in cash. (Chartwell had initially proposed a range of $16 to $18 per Share to Mr. Benedetto, but increased the bottom of the range to $17 per share after conversations with Mr. Benedetto). Representatives of Chartwell reviewed the possible structure of the transaction and the requirement that Carey International's current management continue with Carey International. They also outlined the conditions relating to a possible transaction including the need to conduct more extensive due diligence before making a final proposal. After the representatives of Chartwell left the meeting, the Board concluded that while Chartwell's proposal was superior to the expression of interest from the other party, Chartwell should be asked to consider a higher price range and clarify other aspects of the proposed transaction. The Board also discussed the advisability of adopting a stockholder rights plan and the need to consider adoption of a stockholder rights plan at its next meeting.

  On May 4, 2000, Chartwell informed Mr. Benedetto that Chartwell would increase its preliminary price range to between $18 and $19 per Share in cash. On May 11, 2000, Messrs. Benedetto and Wolfington met with representatives of Chartwell to discuss the structure of a possible leveraged buyout transaction and the scope and terms of management's continuing role with Carey International after the consummation of a transaction.

  At a meeting of the Board held on May 12, 2000, Mr. Benedetto reported on his recent discussions with Chartwell and the other interested party and reviewed their preliminary proposals and preliminary price ranges with the Board. Mr. Wolfington updated the Board on recent discussions with Ford as a possible strategic investor. Mr. Benedetto reviewed with the Board Chartwell's need to undertake a final due diligence investigation before making a final proposal and Chartwell's request that Carey International agree to pay up to $1.5 million of its due diligence expenses in the event that Carey International elected not to pursue a transaction with Chartwell. The Board viewed with concern Chartwell's insistence on such a significant reimbursement of expenses in light of the price range and the number of details regarding a transaction that had yet to be resolved, including, financing.

  After lengthy discussion, the Board concluded that it was in the best interests of Carey International and its stockholders not to pursue a sale of Carey International based upon Chartwell's preliminary proposal and expense reimbursement requirement. The Board also concluded that the proposed preliminary price range of the other interested party was not sufficient to warrant further investigation. The Board instructed Mr. Benedetto to inform the parties of these decisions. The Board, however, authorized management to continue to explore a possible strategic investment by Ford as an alternative to a possible sale. Following presentations by Carey International's legal counsel, Nutter, McClennen & Fish, LLP ("Nutter McClennen"), and by BGC, the Board of Directors adopted the Rights Agreement and the dividend of rights thereunder to Carey International's stockholders of record on July 2, 2000.

  On May 10, 2000, Ford signed a confidentiality agreement with Carey International and commenced its due diligence investigation, including a series of due diligence meetings with Carey International's management from May 10 through May 23, 2000. During this period, Carey International's management discussed with Ford the nature of Ford's involvement in a possible transaction with Carey International, including either a strategic investment in Carey International or participating in an acquisition of Carey International as a minority investor. During this period, management of Carey International also renewed discussions with Chartwell and Chartwell proposed modifying and clarifying its preliminary proposal.

  At a meeting of the Board on June 2, 2000, Messrs. Benedetto and Wolfington reported on additional discussions that had taken place with Chartwell. As a result of those discussions, Chartwell had revised its preliminary proposal. The revised proposal included more details on the capital structure, financing commitments and initiatives for retention of management. The revised proposal also reduced, from $1.5 million to $333,000, the amount of due diligence expenses for which Carey International would be required to reimburse Chartwell in certain circumstances. Mr. Wolfington reported that representatives of Ford were in discussions with Chartwell about participating with Chartwell in a possible acquisition of Carey International. The Board concluded that it was in the best interests of Carey International and its stockholders to encourage a final joint proposal from Chartwell and Ford and authorized the execution by Carey International of an expense reimbursement agreement with Chartwell. On June 2, 2000, Carey International entered into an agreement with Chartwell, which provided that Carey International would reimburse up to $333,000 of Chartwell's due diligence expenses in the event that Carey International declined to proceed with a transaction with Chartwell, provided that on or before July 1, 2000 Chartwell presented a definitive final proposal for the acquisition of Carey International at a price per share of $18 to $19 per Share in cash. Thereafter, Chartwell and Ford commenced their final due diligence investigation of Carey International.

  At a meeting of the Board held on June 19, 2000, Mr. Wolfington advised the Board that Ford and Chartwell had substantially completed their due diligence investigation and would likely make a final joint proposal, on or before June 26, 2000, for the acquisition of Carey International in a leveraged buyout transaction. Mr. Benedetto reported on his discussions with Chartwell and Ford and on the broad parameters of the joint proposal, including management's participation in the transaction. In light of management's proposed involvement in the possible transaction, the Board appointed the Special Committee composed of independent directors, Robert W. Cox, Nicholas J. St. George, Joseph V. Vittoria and Dennis I. Meyer, to negotiate and determine if a proposed transaction with Chartwell and Ford would be in the best interests of Carey International and its stockholders. Upon the advice of the members of the Special Committee, the Board also approved the engagement of the services of FBR to act as financial advisor to the Special Committee in connection with the possible transaction.

  On June 20, 2000, Akin, Gump, Strauss, Hauer & Feld, L.L.P. ("Akin Gump") provided Nutter McClennen with a first draft of the Merger Agreement providing for: (i) a joint tender offer by Carey International and Acquisition Company for all outstanding Shares (other than certain Shares held by the Management Investors) followed by a merger; (ii) the rollover of certain Shares by the Management Investors, including Mr. Wolfington; (iii) conditions to closing the tender offer, including the tender of more than 50% of the outstanding Shares; (iv) the right of Acquisition Company to extend unilaterally the tender offer for certain periods; (v) restrictions on Carey International's ability to address acquisition proposals after the execution of the Merger Agreement; (vi) several events requiring the payment of a termination fee and reimbursement of expenses and (vii) the grant of an option pursuant to a Stock Option Agreement under which Acquisition Company, subject to the closing of the tender offer, could acquire a sufficient number of shares of Common Stock to enable it to effect a short form merger under Section 253 of the DGCL (the "Short Form Merger").

  Telephonic meetings of the Special Committee were held on June 22 and June 23, 2000, at which the Special Committee and Nutter McClennen reviewed the initial draft of the Merger Agreement and negotiated the terms and conditions of the proposed transaction with representatives of Chartwell and Akin Gump.

  A meeting of the Special Committee was held on June 26, 2000 at the offices of Mr. Meyer, the Chairman of the Special Committee, at Baker & McKenzie in Washington, DC with two members of the Special Committee participating by conference telephone. Representatives of Nutter McClennen reviewed the status of negotiations, the terms of the Merger Agreement and the Carey Purchase Agreements, and the various resolved and unresolved issues, including Chartwell's request for a termination fee of approximately $11.7 million and unlimited expense reimbursement in the event that the Merger Agreement was terminated in certain circumstances. Representatives of FBR reviewed their methodology for evaluating the proposed transaction and provided their preliminary analysis as to the fairness of the transaction, assuming a price of $18 to $19 per Share. Mr. Wolfington was invited to join the meeting to respond to questions from the members of the Special Committee and FBR regarding Chartwell's proposal and the terms of management's participation in the transaction. Representatives of BGC then joined the meeting and presented BGC's methodology for evaluating the proposed transaction and BGC's preliminary analysis as to the fairness of the proposed transaction assuming a price range of $18 to $19 per Share. Thereafter, representatives of Chartwell joined the meeting and presented the final terms of their definitive offer for Carey International including a price of $18 per Share in cash. After negotiations between the Special Committee and Chartwell, Chartwell agreed to
(i) increase its offer to $18.25 per Share and (ii) reduce the termination fee to $7.5 million and limit the amount of reimbursable expenses to $3.0 million in the event that the transactions contemplated by the Merger Agreement were not completed for certain reasons. The representatives of Chartwell stated that the definitive offer was subject to receiving final commitment letters and term sheets from their financing sources, including Ford, all of which were expected to be received on the following day. On June 27, 2000, Akin Gump provided revised drafts of the Merger Agreement.

  On June 27, 2000, a meeting of the Special Committee was convened at the offices of Baker & McKenzie to consider Chartwell's final proposal. Nutter McClennen reviewed the revised terms of the Merger Agreement and the Carey Purchase Agreements, and the various resolved and unresolved issues. FBR reviewed in detail with the Special Committee its analysis of the transaction represented by the final proposal and orally expressed its view that the price of $18.25 per Share in cash was fair from a financial point of view to Carey International's stockholders. FBR stated its willingness to issue to the Special Committee its written opinion to that effect. BGC also reviewed in detail its analysis of the transaction represented by the final proposal and orally expressed its view that the price of $18.25 per Share was fair from a financial point of view to Carey International's stockholders. BGC also stated that it was prepared to issue to the Board its written opinion as to the fairness of the transaction. After discussion and analysis, the Special Committee unanimously determined that the final offer and the proposed terms and conditions of the Merger Agreement and the Carey Purchase Agreements, and the Offer and the Merger, were advisable, fair to and in the best interests of Carey International's stockholders, and unanimously recommended that the Board accept Chartwell's proposal and approve the Merger Agreement, subject to the receipt of detailed commitment letters from Chartwell's financing sources satisfactory to the Special Committee and satisfactory resolution of the remaining unresolved issues.

  On June 27, 2000, immediately following the conclusion of the meeting of the Special Committee, the Board met to receive the report and recommendation of the Special Committee as well as the preliminary oral opinion and draft report of BGC. The Board unanimously approved acceptance of the report and the recommendation of the Special Committee. Upon the request of Chartwell for the opportunity to update the Special Committee on the financing commitments, the meeting of the Board was adjourned and the meeting of the Special Committee was reconvened. Representatives from Chartwell provided the Special Committee with a draft of the Senior Credit Facility Commitment Letter and indicated that they were awaiting a final commitment from Ford with respect to its portion of the Capital Contribution. More significantly, however, the representatives reported that there was a delay in obtaining a subordinated debt financing commitment. After discussion, the Special Committee advised Chartwell that the Special Committee was prepared to continue negotiations with Chartwell and postpone its final approval of the transaction if a final offer with definitive financing commitments was received by July 14, 2000.

  On June 29, 2000, Carey International issued its press release regarding Carey International's second quarter operating results and included in the press release a statement that it was in negotiations regarding a possible acquisition of Carey International and that it did not intend to comment further on the negotiations until a definitive agreement was reached or negotiations were terminated.

  From June 28 through July 14, 2000, the Special Committee, Chartwell and their respective legal counsel negotiated the final terms of the Merger Agreement and the Carey Purchase Agreements. At a meeting of the Board held on July 7, 2000, representatives of Chartwell advised the Board that they had received verbal commitments from a subordinated debt financing source and that they expected to receive definitive commitment letters from the Lenders, the Senior Sub Note Purchasers and Ford in the next few days. On July 13, 2000, Nutter McClennen distributed to members of the Board (including the Special Committee) updated copies of the Merger Agreement and the Carey Purchase Agreements, proposed resolutions regarding the transaction, copies of the Financing Commitment Letters, and FBR's final Board presentation book and draft fairness opinion.

  A special joint meeting of the Special Committee and the full Board was held by conference telephone on July 15, 2000. Mr. Meyer provided a general overview of the transaction and its status. Mr. Meyer and Nutter McClennen provided a detailed summary of the terms of the Financing Commitment Letters that had been received by Chartwell from its Lenders and Senior Sub Note Purchasers and the terms of Ford's commitment letter. FBR presented its final report and analysis on the transaction and stated that it was prepared to issue to the Special Committee its written opinion to the effect that the $18.25 per Share in cash to be received by the stockholders in the Offer and the Merger is fair to such holders (other than the Management Investors) from a financial point of view. BGC also presented its final report and analysis and confirmed that it, too, was prepared to issue its written opinion concerning the fairness of the transaction. Nutter McClennen then provided a detailed summary of the terms of the Merger Agreement and the Carey Purchase Agreements and reviewed the proposed Board resolutions. Nutter McClennen reported that the material unresolved issues had been resolved except for issues concerning the rollover of the Management Investors' equity interest. After discussion and analysis, the Special Committee unanimously determined that the Offer and the Merger and the terms and provisions of the Merger Agreement and the Carey Purchase Agreements were advisable, fair to and in the best interests of Carey International and its stockholders, and unanimously recommended to the Board that it approve the transaction subject to resolution of all remaining issues and approval by the Chairman of the Special Committee or another member of the Special Committee and by the President or Chief Executive Officer of Carey International. The full Board, after receiving the recommendation of the Special Committee, unanimously determined that the Merger Agreement and the Carey Purchase Agreements and the Merger and Offer were advisable, fair to and in the best interests of Carey International and the stockholders and unanimously recommended to the stockholders that they accept the Offer and tender their Shares, and approve the Merger and the Merger Agreement, subject to the terms of the Merger Agreement and subject to final approval of any remaining issues by the Chairman of the Special Committee or another member of the Special Committee and the President or Chief Executive Officer of Carey International.

  On July 19, 2000, legal counsel to Chartwell and Carey International resolved the remaining open issues and documentation and, following approval by a member of the Special Committee and Carey International's Chief Executive Officer, the parties executed the Merger Agreement and other agreements contemplated thereby.

  On July 19, 2000, Carey International issued a press release announcing the execution of the Merger Agreement.

  On August 1, 2000, the Special Committee and the Board unanimously ratified the Merger Agreement as executed.

2. Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger.

 The Special Committee of the Board of Directors

  In evaluating the Offer and the Merger, the Special Committee relied upon its knowledge of the business, financial condition and prospects of Carey International as well as the advice of financial advisors and legal counsel. In reaching its decision to recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the full Board, the Special Committee considered a number of factors, including the following:

    (i) Market Price and Premium. The Special Committee considered the historical market prices and recent trading activity of the Shares, including the fact that the $18.25 per Share cash consideration to be paid in the Offer and the Merger represents a substantial premium over the trading price of the Shares prior to the announcement on June 29, 2000 that Carey International was in negotiations regarding a possible acquisition of Carey International. The Special Committee also considered the significant decline in Carey International's Common Stock price that followed the announcement on April 4, 2000 of its results for the first fiscal quarter and the length of time that could be expected to pass before the effect of the decline is reversed.

    (ii) Current Business Strategy and Future Prospects. The Special Committee considered the business, financial condition, results of operation, current business strategy and future prospects of Carey International, and, in particular, the fact that Carey International's ability to grow through strategic acquisitions is limited by the historically volatile and recently low trading price of the Shares. The Special Committee reviewed the anticipated capital requirements of Carey International for acquisitions and enhancement of its information technology systems. The Special Committee also recognized that as long as Carey International is perceived as an industry consolidator and industry consolidators continue to be undervalued by investors, the trading price of the Shares may suffer correspondingly.

    (iii) Special Committee Formation and Arm's-Length Negotiations. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations among Acquisition Company, Parent and the Special Committee (and their respective advisors) and the fact that the Special Committee consists of four independent directors who are not employed by or affiliated with Carey International (except in their capacities as directors of Carey International).

    (iv) Offer Price and Merger Consideration. The Special Committee concluded, based on its negotiations with Acquisition Company and Parent, that the Offer Price and Merger Consideration represent the highest price that Acquisition Company and Parent would be willing to pay for the Shares. This determination was the result of the Special Committee's personal participation in the negotiations with Acquisition and Parent, as well as the advice of the Special Committee's advisors, in an attempt to obtain the highest possible price.

    (v) Fairness Opinion of Friedman Billings Ramsey & Co., Inc. The Special Committee considered the advice and the financial presentation of FBR that it has received since June 19, 2000, and FBR's final financial report and oral opinion delivered at the meeting of the Special Committee held on July 15, 2000, which was subsequently confirmed in writing on July 15, 2000, that, as of the date of the FBR Opinion and subject to the assumptions, limitations and qualifications set forth in the FBR Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than the Management Investors) was fair to such holders from a financial point of view.

    The full text of the FBR Opinion is attached to this Offer to Purchase as Exhibit A. The summary of the FBR Opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the FBR Opinion. Carey International's stockholders are urged to read the FBR Opinion in its entirety for the procedures followed, assumptions made, other matters considered and limits of the review by FBR in connection with its opinion. The FBR Opinion was prepared for the Special Committee and was directed only to the fairness from a financial point of view, as of the date thereof, of the consideration to be received the holders of Shares (other than the Management Investors) in the Offer and the Merger. The FBR Opinion does not constitute a recommendation to any of Carey International's stockholders as to whether such stockholder should tender his or her Shares or how such stockholder should vote on the Merger, should any such vote be required.

    (vi) Ability to Consider Alternative Transactions. The Special Committee considered the terms of the Merger Agreement, including (a) the provision providing that the Board is permitted, if the Board determines in good faith that it would be inconsistent with the Board's fiduciary duties to Carey International stockholders, to furnish or provide access to information concerning Carey International to, and engage in discussions and negotiate with, third parties who make a bona fide unsolicited request or inquiry that the Board reasonably determines may lead to an acquisition proposal that the third party is capable of consummating in a timely manner that would be more favorable from a financial point of view than the Offer and the Merger and (b) the ability of the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in order to permit Carey International to enter into an alternative transaction with a third party. The Board did not consider the $7.5 million termination fee and up to $3.0 million of expenses that would be payable to Parent in the event that the Board exercises its fiduciary termination right to be a material impediment to a superior proposal from a third party.

    (vii) Transaction Structure. The Special Committee considered the fact that the transaction is structured as an immediate cash tender for all of the outstanding Shares, which gives Carey International's stockholders the opportunity to obtain cash for all of their Shares at the earliest possible time, and the fact that the consideration to be paid in the Offer and the Merger is the same.

    (viii) Receipt of Commitment Letters. The Special Committee considered the fact that Acquisition Company and Carey International had received definitive commitment letters from debt and equity financing sources to arrange, fund and administer the necessary financing for the Offer and the Merger.

    (ix) Few Regulatory Approvals Required. The Special Committee considered the fact that relatively few regulatory approvals or consents are required to consummate the Offer and the Merger and the favorable prospects for receiving such approvals and consents.

    (x) Availability of Dissenters' Rights. The Special Committee considered the fact that dissenters' appraisal rights will be available under Delaware law with respect to the Merger.

    (xi) Projected Financial Performance and Related Risk and
  Uncertainties. The Special Committee considered the financial projections prepared by Carey International's management. See "THE TENDER OFFER --
   Certain Information Concerning Carey International -- Financial
  Projections."

    (xii) Discussions Regarding Sale of Carey International. The Special Committee considered BGC's work on behalf of Carey International in identifying possible acquirors of Carey International as well as the efforts of management of Carey International from time to time to find potential financial and strategic acquirors who would be interested in a transaction that would result in a premium to the stockholders similar to that being offered in the Transaction.

    (xiii) Management Investors' Role in Transaction. The Special Committee considered the financial stake that the Management Investors would have in both the Transaction and in the future growth of Carey International.

    (xiv) Possible Decline in Market Price of Common Stock. The Special Committee considered the possibility that if a merger transaction with Acquisition Company and Parent is not consummated and Carey

  International remained a publicly-owned corporation, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $18.25 per Share to be received by stockholders in connection with the Offer and the Merger.

    (xv) Thin Trading Market in Common Stock and Market Capitalization. The Special Committee considered the relatively thin trading market of the Common Stock. The Special Committee also considered the fact that as a small or micro cap company, Carey International has limited prospects for creating significant institutional interest in its Common Stock. The Special Committee noted, in particular, the recent loss of coverage of Carey International by a number of analysts and the recent removal of the Common Stock from the Russell 2000 Index.

    (xvi) Management. The Special Committee considered the effect on Carey International and the trading price of the Shares, of Carey International's possible inability to retain key management and the anticipated retirement of Carey International's President.

  In addition to the factors listed above, the Special Committee considered the fact that the consummation of the Offer and the Merger would eliminate the possibility of Carey International's stockholders (other than Parent and the Management Investors) participating in any future growth in the value of Carey International. The Special Committee concluded that this loss of opportunity was appropriately reflected in the $18.25 per Share to be paid in the Offer and Merger.

  The Special Committee also considered the potential risks of the Offer and the Merger, including (1) the fact that the fees and expenses required to be paid by Carey International by the terms of the Merger Agreement upon termination of the Merger Agreement for certain reasons would make it more costly for another potential bidder to propose an acquisition of Carey International on a basis that would be superior to that contemplated by the Merger Agreement, and (2) the possibility that the conditions set forth in the Financing Commitment Letters to the obligations of the financing sources to provide the funding necessary to consummate the Offer and the Merger may not be fulfilled or waived.

 The Board of Directors

  In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the full Board considered and relied upon the conclusions and the unanimous recommendation of the Special Committee that the full Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Special Committee, as well as the Board's own familiarity with Carey International's business, financial condition and prospects and the advice of financial advisors and legal counsel.

  The Board also considered advice and the financial presentations of BGC that it has received since January 2000 and BGC's final financial report and oral opinion delivered at the July 15, 2000 meeting of the Board, which was subsequently confirmed in writing on July 15, 2000, that, as of the date of the BGC Opinion and subject to the assumptions, limitations and qualifications set forth in the BGC Opinion, the $18.25 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than the Management Investors) was fair to such holders from a financial point of view.

  The full text of the BGC Opinion is attached to this Offer to Purchase as Exhibit B. The summary of the BGC Opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the BGC Opinion. Carey International's stockholders are urged to read the BGC Opinion in its entirety for the procedures followed, assumptions made, other matters considered and limits of the review by BGC in connection with its opinion. The BGC Opinion was prepared for the full Board and was directed only to the fairness from a financial point of view, as of the date thereof, of the consideration to be received by the holders of Shares (other than the Management Investors) in the Offer and the Merger. The BGC Opinion does not constitute a recommendation to any of Carey International's stockholders as to whether such stockholder should tender his Shares or how such stockholder should vote on the Merger, should any such vote be required.

  In light of the number and variety of factors that the Special Committee and the Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Board did so. In addition, individual members of the Special Committee and the Board may have given different weights to different factors. The Special Committee and the Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by it.

  The Board believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent the interests of Carey International's stockholders other than the Management Investors; (ii) the Special Committee retained its own independent financial advisor, FBR, to assist it in evaluating the proposed transaction and provide it with financial advice; (iii) the Management Investors retained independent legal counsel to assist them in the negotiation of certain agreements between the Management Investors and Acquisition Company; and (iv) the $18.25 per Share cash consideration and the other terms and conditions of the Merger Agreement resulted from active arm's-length negotiations among the Special Committee, Acquisition Company and Parent, and their respective advisors. The Board believes that sufficient procedural safeguards to ensure fairness of the Transaction and to permit the Special Committee to represent effectively the interests of the holders of the Shares (other than the Management Investors) were present, and, therefore, there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of (1) the unaffiliated status of the members of the Special Committee and the retention by the Special Committee of its own independent financial advisor and (2) the fact that the Special Committee is a mechanism well recognized under Delaware law to ensure fairness in transactions of this type. Under the DGCL, a plan of merger requires the affirmative vote of at least a majority of all outstanding shares entitled to vote thereon in order to be adopted. The Board and the Special Committee recognize that the Merger is not structured to require the approval of the holders of the outstanding Shares after the closing of the Offer other than Acquisition Company and the Management Investors. In addition, the Board and the Special Committee recognize that if the Offer is consummated, Acquisition Company and the Management Investors will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholders of Carey International. Consummation of the Offer, however, is conditioned upon, among other things, the Minimum Condition, which may not be waived by Carey International and Parent without the consent of the Special Committee. Finally, pursuant to the Merger Agreement, consummation of the Offer is a condition to the Merger.

  Neither Carey International nor Acquisition Company has made any provisions in connection with the Offer and the Merger to grant unaffiliated stockholders of Carey International access to Carey International's corporate records, or to obtain counsel or appraisal services at the expense of either Carey International or Acquisition Company.

  The Board of Directors, after receiving the unanimous recommendation of the Special Committee, (1) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) has determined that the Offer and the Merger are advisable, fair to and in the best interests of Carey International's stockholders (other than the Management Investors) and (3) recommends that Carey International's stockholders accept the Offer and tender their Shares pursuant to the Offer.

3. Opinion of the Board's Financial Advisors.

 Opinion of FBR

  Pursuant to an engagement letter dated June 21, 2000, the Board, upon the advice of members of the Special Committee, retained FBR to act as financial advisor to the Special Committee in the determination of the fairness of the proposed Transaction.

  On July 15, 2000, FBR delivered to Carey International's Special Committee its oral opinion, subsequently confirmed in writing as of July 15, 2000, that as of such date and subject to the various assumptions and limitations set forth therein, that the consideration to be received by the non-affiliated stockholders of Carey International and certain members of Carey International's management, pursuant to the Merger Agreement, was fair from a financial point of view. The amount of such consideration was determined by negotiations conducted by the Special Committee and not by recommendations from FBR. No limitations were imposed by the Special Committee on FBR with respect to the investigations made or procedures followed in rendering its opinion. FBR was not requested to, nor did it advise Carey International with respect to alternatives to the Merger or Carey International's underlying decision to proceed with or effect the Offer or the Merger.

  The full text of FBR's written opinion to the Special Committee is attached to this Offer to Purchase as Exhibit A and is incorporated herein by reference and should be read carefully and in its entirety in connection with this Offer. FBR's opinion is directed to the Special Committee and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. FBR's opinion addresses only the financial fairness of the consideration to be received by certain holders of Shares pursuant to the Merger Agreement and does not address the relative merits of, or any alternatives to, the Merger Agreement or the Board's decision to proceed with or effect the Offer or the Merger. In furnishing its opinion, FBR did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, as amended (the "Securities Act"), nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act, and statements to such effect are included in the FBR's opinion.

  In exchange for FBR's services, Carey International agreed to pay to FBR $400,000 plus reasonable out-of-pocket expenses and fees (including attorneys' fees) incurred by FBR for services rendered by it in connection with the Transaction and its delivery of the FBR Opinion, and Carey International agreed to indemnify FBR in connection with the services that it provided.

  Set forth below is a further summary of the FBR Opinion, which is qualified in its entirety by the full text of the FBR Opinion attached to this Offer to Purchase as Exhibit A.

  For purposes of its opinion, FBR:

  . Reviewed Carey International's Annual Report on Form 10-K for the fiscal year ended November 30, 1999;

  . Reviewed Carey International's Quarterly Report on Form 10-Q for the fiscal quarter ended February, 29, 2000;

  . Reviewed Carey International's unaudited quarterly results for the fiscal quarter ended May 31, 2000;

  .  Reviewed Carey International's Proxy Statement dated May 26, 1999;

  . Conducted discussions with certain members of management of Carey International concerning the financial condition, results of operations, financial forecasts, business and prospects of Carey International;

  .  Conducted discussions with PricewaterhouseCoopers LLP, Carey
     International's auditor, concerning the condition of Carey
     International's accounting controls and financial statements;

  . Reviewed market prices and trading activity for the Common Stock for the period December 22, 1997 through July 11, 2000;

  . Compared the results of operations and financial condition of Carey International with those of certain publicly-traded companies that FBR deemed to be reasonably comparable to Carey International;

  . Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Transaction;

  .  Reviewed the Merger Agreement and related documents; and

  . Performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

  In rendering its opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Carey International furnished to it by Carey International, or the publicly-available financial and other information regarding Carey International and other comparable public companies. FBR assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR relied on certain assumptions, conveyed by Carey International's management, pertaining to the Financing to be used to consummate the Transaction. FBR further relied on the assurances of management of Carey International that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for Carey International provided to FBR by Carey International's management, FBR has assumed, for purposes of its opinion, that the forecasts were prepared on reasonable bases reflecting the best available estimates and judgments of such management at the time of preparation as to the future financial and operating performance of Carey International. FBR assumed that there was no undisclosed material change in Carey International's assets, financial condition, result of operations, business or prospects since February 29, 2000, and has relied upon Carey International's Annual Report on Form 10-K for the fiscal year ended November 30, 1999 as a representation of Carey International's financial position and operating results through that date. FBR was not requested to, and did not, undertake an independent appraisal of the assets or liabilities of Carey International nor was FBR furnished with any such appraisals. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of its opinion. FBR expressed no opinion on matters of a legal, regulatory, tax or accounting nature related to the Offer or the Merger.

  FBR based its opinion on economic, monetary and market and other conditions as in effect on, and the information made available to FBR as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, FBR has not assumed any obligation to update, revise or reaffirm its opinion.

  Set forth below is a brief summary of the report dated July 11, 2000 presented by FBR to the Special Committee on July 15, 2000 in connection with its opinion.

Comparable Company Analysis

  Based on public and other available information, FBR calculated the multiples of enterprise value (defined as equity value plus debt less cash and cash equivalents) to latest twelve months ("LTM") revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT"), and equity value to LTM net income, for ten companies in the travel services/transportation and consolidator industries.

  Such analysis for the travel services/transportation industry indicated the following enterprise value to LTM revenue, EBITDA and EBIT, and equity value to net income multiples: an average LTM revenue multiple mean of 0.8x and a median of 0.6x; LTM EBITDA multiple mean of 7.0x and a median of 6.8x; LTM EBIT multiple mean of 10.0x and a median of 9.1x; and LTM net income multiple mean of 10.0x and a median of 10.4x. Such analysis for companies with an enterprise value of $500 million or less for the travel services/transportation industry indicated the following multiples: an average LTM revenue multiple mean of 0.5x and a median of 0.5x; LTM EBITDA multiple mean of 7.7x and a median of 7.7x; LTM EBIT multiple mean of 8.7x and a median of 8.7x; and LTM net income multiple mean of 9.6x and a median of 9.6x. FBR noted that the enterprise value of the consideration to be received by Carey International's stockholders in connection with the Transaction implied LTM multiples of 1.0x LTM revenue, 7.7x LTM EBITDA and 10.3x LTM EBIT. FBR also noted that the equity value of the consideration to be received by Carey International's stockholders in connection with the Transaction implied a LTM multiple of 15.7x net income.

  Such analysis for the consolidator industry indicated the following enterprise value to LTM revenue, EBITDA, EBIT and equity value to net income multiples: an average LTM revenue multiple mean of 1.0x and a median of 0.7x; LTM EBITDA multiple mean of 7.1x and a median of 7.1x; LTM EBIT multiple mean of 8.6x and a median of 9.3x; and LTM net income multiple mean of 9.8x and a median of 9.0x. Such analysis for companies with an enterprise value of $500 million or less for the consolidator industry indicated the following enterprise value to LTM revenue, EBITDA, EBIT and equity value to net income multiples: an average LTM revenue multiple mean of 0.4x and a median of 0.3x; LTM EBITDA multiple mean of 5.4x and a median of 5.3x; LTM EBIT multiple mean of 5.1x and a median of 4.9x; and LTM net income multiple mean of 4.7x and a median of 3.5x. FBR noted that the enterprise value of the consideration to be received by Carey International's stockholders in connection with the Transaction implied LTM multiples of 1.0x LTM revenue, 7.7x LTM EBITDA and 10.3x LTM EBIT. FBR also noted that the equity value of the consideration to be received by Carey International's stockholders in connection with the Transaction implied a LTM multiple of 15.7x net income.

Comparable Transactions Analysis

  Based on public and other available information, FBR calculated the multiples of enterprise value LTM revenue, EBITDA and EBIT, and equity value to LTM net income, for 18 target companies in the travel services/transportation and consolidator industries in transactions that have been consummated, or that were announced and are pending, since January 1, 1998. Such analysis yielded the following enterprise value to LTM revenue, EBITDA and EBIT and equity value to net income multiples: an average LTM revenue multiple mean of 1.2x and a median of 1.0x; LTM EBITDA multiple mean of 7.4x and a median of 5.8x; LTM EBIT multiple mean of 13.6x and a median of 12.3x; and LTM net income multiple mean of 23.2x and a median of 18.9x. Such analysis for companies with an enterprise value of $500 million or less yielded the following enterprise value to LTM revenue, EBITDA and EBIT and equity value to net income multiples: an average LTM revenue multiple mean of 0.9x and a median of 0.8x; LTM EBITDA multiple mean of 6.7x and a median of 5.8x; LTM EBIT multiple mean of 12.5x and a median of 11.3x; and LTM net income multiple mean of 23.1x and a median of 18.5x. FBR noted that the enterprise value of the consideration to be received by Carey International's stockholders in connection with the Transaction implied LTM multiples of 1.0x LTM revenue, 7.7x LTM EBITDA and 10.3x LTM EBIT. FBR also noted that the equity value of the consideration to be received by Carey International's stockholders in connection with the Transaction implied a LTM multiple of 15.7x net income.

Premiums Paid Analysis

  FBR reviewed the consideration paid per share versus the target's share price on certain dates prior to the transaction in the 18 comparable transactions. FBR calculated the premiums paid in these transactions over the applicable stock price of the target company one day, one week and four weeks prior to the announcement of the acquisition offer. Such analysis indicated average premiums of 34.5%, 39.8% and 42.5%, respectively, and median premiums of 32.6%, 38.5% and 42.5%, respectively. Such analysis for companies with an enterprise value of $500 million or less indicated average premiums of 38.7%, 38.4% and 48.6%, respectively and median premiums of 37.9%, 38.5% and 50.0%, respectively. FBR noted that the premiums implied in connection with the Transaction were 29.8%, 31.5% and 104.2%, respectively, for the period one day, one week and four weeks prior to July 8, 2000.

Discounted Cash Flow Analysis

  FBR applied a discounted cash flow analysis to the financial cash flow forecasts in both a base case and a high case for Carey International for the years 2000 through 2004, as estimated by Carey International's management. In conducting this analysis, FBR first calculated the present values of the forecasted cash flows. Second, FBR estimated the present value of the aggregate value of Carey International at the end of 2004 by applying multiples to Carey International's estimated 2004 EBITDA, which multiples ranged from 5.0x to 8.0x. These cash flows and aggregate values were discounted to present values using discount rates ranging from 15% to 25%. This analysis indicated a range of current equity values of Carey International from $9.66 to $28.22 for the base case and $11.03 to $34.54 for the high case. Discounted cash flow analysis is a widely-used valuation methodology but it relies on numerous assumptions, including assets and earnings growth rates, terminal values and discount rates. The analysis is not necessarily reflective of the actual values of Carey International.

Leveraged Buyout Analysis

  FBR applied a leveraged buyout analysis to the financial cash flow forecasts in both a base case and a high case for Carey International for the years 2000 through 2004, as estimated by management. FBR further analyzed the cases by allowing the sources of funding (debt in scenario 1 and equity in scenario 2) to fluctuate to accommodate purchase prices of $18.25, $19.00 and $20.00 per Share. Such analysis indicated that the projected internal rates of return ("IRRs") to the equity sponsor, assuming an exit in 2003, were 38.2%, 36.6%, and 34.4% at $18.25, $19.00 and $20.00 per share, respectively, in the base case scenario 1. The IRRs were 47.6%, 46.3%, and 44.5% at $18.25, $19.00 and
$20.00 per share, respectively, in the high case scenario 1. The IRRs to the equity sponsor, assuming an exit in 2004, were 35.1%, 34.1% and 32.8% at $18.25, $19.00 and $20.00 per share, respectively, in the base case scenario
1. The IRRs were 43.8%, 43.0%, and 41.9% at $18.25, $19.00 and $20.00 per
share, respectively, in the high case scenario 1. The IRRs to the equity sponsor, assuming an exit in 2003, were 38.2%, 34.2% and 29.5% at $18.25, $19.00 and $20.00 per share, respectively, in the base case scenario 2. The IRRs were 47.6%, 43.4% and 38.7% at $18.25, $19.00 and $20.00 per share, respectively, in the high case scenario 2. The IRRs to the equity sponsor, assuming an exit in 2004, were 35.1%, 32.1% and 28.5% at $18.25, $19.00 and
$20.00 per share, respectively, in the base case scenario 2. The IRRs were 43.8%, 40.6% and 37.0% at $18.25, $19.00 and $20.00 per share, respectively, in the high case scenario 2.

  In performing its analyses, FBR made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Carey International. The analyses performed by FBR are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of FBR's analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Shares pursuant to the Merger Agreement and were provided to the Special Committee in connection with the delivery of FBR's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

  As described above, the FBR Opinion and FBR's presentations to the Special Committee were among the many factors taken into consideration by the Special Committee in making its determination to recommend that the Board approve the Merger Agreement.

  In the ordinary course of its business, FBR actively trades the equity securities of Carey International for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of BGC

  On July 15, 2000, BGC rendered its oral and written opinion to the Board that, as of such date, and based on assumptions and qualifications set forth in its presentation, the consideration to be received pursuant to the terms of the Merger Agreement by the holders of Shares, other than the Management Investors, was fair, from a financial point of view.

  The full text of the BGC Opinion, which states the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached to this Offer to Purchase as Exhibit B and is incorporated by reference into this Offer to Purchase. The summary of the BGC Opinion below is qualified by reference to its text. Carey International stockholders are urged to read the BGC Opinion carefully in its entirety. The BGC Opinion was directed to the Board for its information regarding their consideration of the transactions contemplated by the Merger Agreement and relates only to the fairness, from a financial point of view, of the cash consideration to be received by the holders of Shares, other than the Management Investors, pursuant to the Merger Agreement. The BGC Opinion does not address any other aspect of the Transaction, does not address Carey International's underlying business decision to effect the Transaction, does not constitute a recommendation to the Board, and does not constitute a recommendation to any stockholder as to any matter relating to the Transaction.

  Although BGC evaluated the fairness, from a financial point of view, of the cash consideration to be received by the holders of Shares, other than the Management Investors, in the Transaction, the cash consideration itself was determined by Carey International and Chartwell through arm's-length negotiations and was not based on any recommendations by BGC, although BGC provided advice to Carey International from time to time during the course of such negotiations. Carey International's decision to enter into the Merger Agreement was solely the decision of its Board. Carey International did not provide specific instructions to, or place any limitations on, BGC regarding the procedures to be followed or factors to be considered by BGC in performing its analyses or rendering its opinion.

  In arriving at its opinion, BGC:

  . Reviewed a draft dated July 14, 2000 of the Merger Agreement in substantially the form to be executed by Carey International;

  . Reviewed publicly available business and financial information relating to Carey International, including Carey International's Annual Report on Form 10-K for the fiscal year ended November 30, 1999 and Carey International's Quarterly Reports on Form 10-Q for the periods ended February 29, 2000 and May 31, 2000;

  . Reviewed certain publicly available business and financial information relating to Carey International;

  . Reviewed certain operating and financial information, including projections, provided to or discussed with BGC by management of Carey International related to Carey International and its prospects;

  . Met with certain members of Carey International's senior management to discuss its business, operations, historical and projected financial results and future prospects;

  . Reviewed the historical stock prices, valuation parameters and trading volume of the Common Stock;

  . Reviewed publicly available financial data, stock market performance data and valuation parameters of companies whose operation BGC considered generally relevant in evaluating Carey International;

  . Reviewed the terms of recent selected mergers and acquisitions which BGC deemed generally relevant in evaluating the Offer and the Merger;

  . Performed discounted cash flow analyses based on the projections for Carey International furnished to BGC; and

  . Considered such other information and conducted other studies, analyses, inquiries and investigations as BGC deemed appropriate.

  In rendering its opinion, BGC relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources that was provided to it by Carey International or that was otherwise reviewed by BGC and assumed that Carey International is not aware of any information prepared by it or its advisors that might be material to the BGC opinion that has not been made available to BGC. With respect to the financial projections supplied to BGC, BGC relied on the representations that such projections had been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Carey International as to the future operating and financial performance of Carey International. BGC did not assume any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of the information reviewed by BGC.

  BGC was advised by representatives of Carey International, and therefore assumed, that the final terms of the Merger Agreement would not vary materially from those stated in the drafts reviewed by BGC, as updated by discussions with representatives of Carey International. BGC assumed, with Carey International's consent, that, in all respects material to BGC's analysis, the representations and warranties contained in the Merger Agreement were true and correct, the conditions to the Offer and the Merger would be met and the Offer and the Merger would be consummated on the terms and conditions contemplated in the Merger Agreement.

  BGC acted as advisor to the Board in connection with the Offer and the Merger and will receive a fee for such services, including the rendering of its opinion, a significant portion of which is contingent upon consummation of the Offer. BGC's opinion was addressed to the Board. BGC acknowledged that the Special Committee retained FBR to provide an opinion exclusively to the Special Committee. It is currently estimated that the fee payable by Carey International to BGC, upon the consummation of the Transaction, will be approximately $2.4 million. In addition, Carey International has agreed to indemnify BGC and related parties against liabilities, including liabilities under the federal securities laws, relating to or arising out of BGC's engagement.

  In preparing its opinion to the Board, BGC performed a variety of financial and comparative analyses, including those described below. The summary of BGC's analyses is not a complete description of the analyses underlying its opinion. The preparation of an opinion is a complex process involving various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances. As a result, BGC's opinion is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, BGC made qualitative judgments as to the significance and relevance of each analysis and factor considered by it and did not attribute particular weight to any one analysis or factor. BGC did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation, supported or failed to support its opinion. BGC believes, however, that taking into account the totality of all of the factors which it considered and its analyses performed in connection with its opinion and ascribing appropriate qualitative significance and relevance to each of those factors and analyses collectively supported its determination as to the fairness of the Offer Price and Merger Consideration from a financial point of view. Accordingly, BGC believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or of the summary described below or focusing on information presented in BGC's report, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

  In arriving at its opinion, BGC did not perform or obtain any independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Carey International, nor was BGC furnished with any evaluations or appraisals. During the course of its engagement, BGC was asked by the Board to solicit indications of interest from various third parties regarding a potential transaction with Carey International, and BGC considered the results of those solicitations in rendering its opinion. BGC's opinion was necessarily based on information available to it, and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Although subsequent developments may affect its opinion, BGC does not have any obligation to update, revise or reaffirm its opinion.

  The following is a summary of the material analyses underlying BGC's opinion dated July 15, 2000, delivered to the Board in connection with the Transaction contemplated by the Merger Agreement. The financial analyses summarized below include information presented in tabular format. In order to fully understand BGC's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of BGC's financial analyses.

Comparison to Selected Public Companies

  BGC compared the financial and stock market performance data of Carey International to corresponding data of 11 selected public companies in the transportation services industry. BGC compared enterprise values, calculated as equity value plus debt, preferred stock and minority interests less cash and cash equivalents, of the selected companies and Carey International as multiples of latest 12 months sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT"). BGC also compared stock prices of the selected companies and Carey International as multiples of estimated calendar years 2000 and 2001 earnings per share, commonly referred to as the "P/E ratio". This analysis indicated the following multiples for the selected companies based on their latest 12 months sales, EBITDA and EBIT, and estimated calendar years 2000 and 2001 earnings per share, as compared to corresponding multiples for Carey International and multiples for Carey International implied by the Offer Price and Merger Consideration of $18.25 per Share:

                              Enterprise Value as a Multiple
                                 of Latest Twelve Months         P/E Ratios
                              -------------------------------- ---------------
                                Sales      EBITDA     EBIT     CY2000E CY2001E
                              ---------- --------------------- ------- -------
7/14/00 Median of Public
 Comparables.................      0.7x        7.1x       9.7x  11.6x    9.6x

7/14/00 Stock Price (Carey
 International)(1)...........      0.9x        6.5x       8.8x  11.1x    9.0x
7/14/00 Stock Price (Carey
 International)(2)...........        NA          NA         NA  10.2x    9.5x

6/28/00 Stock Price (Carey
 International)(1)...........      0.7x        5.1x       6.8x   7.9x    6.3x
6/28/00 Stock Price (Carey
 International)(2)...........        NA          NA         NA   7.2x    6.7x

Offer Price (Carey Interna-
 tional)(1)..................      1.0x        7.6x      10.2x  13.6x   10.9x
Offer Price (Carey Interna-
 tional)(2)..................        NA          NA         NA  12.5x   11.6x

--------
(1) Earnings per share based on publicly available research analysts' estimates.
(2) Earnings per share based on Carey International estimated financial data.

  Multiples were based on the prices for the public comparables as of July 14, 2000, the trading day prior to the delivery of BGC's opinion; the price of Carey International on July 14, 2000, the trading day prior to the delivery of BGC's opinion; the price of Carey International on June 28, 2000, the trading day prior to the announcement by Carey International that it was in negotiations regarding a possible acquisition of Carey International; and the per Share Merger Consideration and Offer Price of $18.25.

  Estimated financial data for the selected companies and Carey International were based on publicly available information and research analysts' estimates and, in the case of Carey International, Carey International estimated financial data.

  BGC chose the selected companies because BGC believed they have general business, operating and financial characteristics similar to those of Carey International. However, BGC noted that none of the selected companies described above is directly comparable to Carey International. Accordingly, BGC did not rely solely on the mathematical results of the analysis but also made qualitative judgments concerning differences in financial and operating characteristics of Carey International and the selected companies that could affect the values of each.

Hypothetical Future Stock Price Analysis

  BGC performed a hypothetical future stock price analysis on Carey International based on estimated financial data for calendar years 2000 through 2004 provided to BGC by Carey International. This analysis was based on two sets of assumptions provided by Carey International to BGC, one in which Carey International generated internal revenue growth of 8% and acquired $40 million of revenue annually and another in which Carey International generated internal revenue growth of 12% and acquired $60 million of revenue annually. Using estimates of earnings per share for calendar years 2000 and 2004, based on this estimated financial data and assumed multiple of price to earnings of 12.8x, which BGC believed to be a reasonable estimate of price to earnings for Carey International based upon the trading range of Carey International as of July 14, 2000, and applying appropriate discount rates, this analysis indicated the following: an 8% internal annual revenue growth and the addition of $40 million of acquired revenue annually would imply a present value of hypothetical future stock price of $15.82 to $17.81 per Share; and a 12% internal annual revenue growth and the addition of $40 million of acquired revenue annually would imply a present value of hypothetical future stock price of $14.94 to $17.60 per Share.

Discounted Cash Flow Analysis

  BGC performed a discounted cash flow analysis on Carey International in order to estimate the present value of the unlevered after-tax free cash flows that Carey International could produce on a stand-alone basis. BGC analyzed estimated free cash flows for calendar years 2000 through 2004, based on two sets of assumptions, one in which Carey International generated internal revenue growth of 8% and acquired $40 million of revenue annually and another in which Carey International generated internal revenue growth of 12% and acquired $60 million of revenue annually based on estimates provided by Carey International. Ranges of terminal values for the discounted cash flows were estimated using multiples of terminal year 2004 EBITDA of 5.5x to 7.5x, which were believed to represent a reasonable estimate of the range of multiples of EBITDA based upon Carey International's margins and growth prospects at the end of the projected period. BGC then discounted to present value the free cash flow streams and terminal values at appropriate discount rates. These discount rates were based on Carey International's estimated weighted average cost of capital. This analysis indicated the following per share equity reference ranges after adjustment for net debt and option proceeds: an 8% internal annual revenue growth and the addition of $40 million of acquired revenue annually would imply a present value of discounted cash flows of $14.91 to $15.79 per Share; and a 12% internal annual revenue growth and the addition of $60 million of acquired revenue annually would imply a present value of discounted cash flows of $16.32 to $17.27 per Share.

Selected Mergers and Acquisitions Analysis

  Using publicly available information, BGC analyzed the purchase prices and implied transaction multiples proposed to be paid, at the time of announcement, in seven selected merger and acquisition transactions in the business and transportation services industries.

  BGC compared transaction values, calculated as the amount proposed to be paid, at the time of announcement, in each transaction for the equity of the target company, plus total debt, preferred stock and minority interests, less cash and cash equivalents, of the selected transactions and as multiples of latest 12 months EBITDA and EBIT, as well as equity values, calculated as the amount proposed to be paid, at the time of announcement, in each transaction for the equity of the target company, of the selected transactions and the merger as multiples of the latest 12 months net income. All multiples for the selected transactions were based on financial information available at the time of the announcement of the relevant transaction and data for the latest 12 months reflected data for the 12 months preceding the date of announcement of the transaction. This analysis indicated the following multiples of transaction values for the selected merger and acquisition transactions based on their latest 12 months EBITDA, EBIT and net income: 5.4x, 8.3x and 14.8x, respectively, as compared to the following corresponding multiples for Carey International implied by the Merger Consideration and Offer Price of $18.25 per share based upon its latest 12 months EBITDA, EBIT and net income: 7.6x, 10.2x and 15.4x, respectively.

  No company or transaction used in the above analysis is directly comparable to Carey International or the Merger. Accordingly, BGC did not rely solely on the mathematical results of the analysis but also made qualitative judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value of the companies and Carey International.

Other Analyses

  BGC conducted other analyses that it deemed appropriate, including, among others, reviewing historical stock performance for Carey International and historical and estimated financial and operating data for Carey International.

  The analyses performed by BGC, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than results suggested by those analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, BGC's analyses are inherently subject to substantial uncertainty. The analyses were prepared solely as part of BGC's analysis for the Board of the fairness, from a financial point of view, of the cash consideration to be received in the Merger by the holders of the common stock of Carey International, other than the Management Investors.

4. Purpose and Structure of the Transaction.

  The purpose of the Transaction is to enable Parent to acquire substantially all the equity interest in Carey International in a transaction in which the holders of Shares (other than Acquisition Company and the Management Investors (with respect to certain of their Shares)) are entitled to have their equity interest in Carey International purchased or extinguished in exchange for cash in the amount of $18.25 per Share. The Offer, which is the first step in the Transaction, is structured as a joint tender offer by Acquisition Company and Carey International to purchase, at the Offer Price, all Shares validly tendered and not withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, Acquisition Company has agreed to pay for and purchase all Shares tendered pursuant to the Offer, provided that the Short Form Requirement is met. If the Short Form Requirement is not met, but all of the Offer Conditions have been waived or met, then Acquisition Company will purchase up to 5,232,876 Shares and Carey International will purchase the balance of the Shares tendered pursuant to the Offer. The second step in the Transaction is for Acquisition Company to purchase, if it so elects, Shares pursuant to the Carey Purchase Agreements. All Shares purchased will be at a per Share price equal to the Offer Price (determined on an as exercised basis with respect to the Company Options, less any exercise price thereof). The third step in the Transaction, the Merger, will be consummated as soon as practicable following the consummation of the Offer and the transactions contemplated by the Carey Purchase Agreements and is structured to merge Acquisition Company or Acquisition Company Sub with and into Carey International so that Carey International is the Surviving Corporation.

  Pursuant to the Merger, each then outstanding Share (other than Shares held by Acquisition Company, certain Shares held by the Management Investors, Shares held in the treasury of Carey International or held by stockholders who perfect any applicable appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration (without interest), which is equal to the Offer Price. In connection with the Merger, certain Shares and Company Options held by Management Investors will be converted or rolled over into common stock of the Surviving Corporation. Pursuant to the Merger, the Shares purchased by Carey International or Acquisition Company pursuant to the Offer will be cancelled with no consideration paid therefor, and certain Shares held by the Management Investors will be converted into common stock of the Surviving Corporation. The capital stock of Acquisition Company, if the Short Form Requirement is met, or Acquisition Company Sub, if the Short Form Requirement is not met, will be converted into the right to receive common stock and preferred stock (the "Carey Preferred Stock") of the Surviving Corporation. Upon consummation of the Merger, approximately 92.0% of the common stock of the Surviving Corporation will be owned by Parent or a subsidiary thereof and approximately 8.0% will be owned by the Management Investors. The Senior Sub Note Purchasers will receive detachable warrants (the "Warrants"), with an exercise price of $.01 per share, sufficient to provide the Senior Sub Note Purchasers with 5.25% of the common stock of the Surviving Corporation on a fully-diluted basis.

  As described above, the Board has approved the Merger and the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL. Under the DGCL, the approval of the Board and, if the Short Form Requirement is not met, the affirmative vote of the holders of a majority of the outstanding Shares, is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. If the Short Form Requirement is met, Acquisition Company will be able to effect the Merger pursuant to a Short Form Merger under Section 253 of the DGCL without any action by any stockholder of Carey International. In such event, Acquisition Company intends to effect a Short Form Merger as promptly as practicable following the purchase of Shares in the Offer.

  In the event that the Short Form Requirement is not met, Carey International has agreed to convene a meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement and has agreed, subject to the terms of the Merger Agreement, to include in any proxy or information statement required for such meeting a recommendation of the Board that Carey International's stockholders vote in favor of the adoption of the Merger Agreement. The consummation of the Merger is subject to certain conditions, including the satisfaction of the Receipt of Funds Condition. If (1) the Minimum Condition is satisfied and (2) the Shares are purchased in the Offer by Acquisition Company and, if necessary, Carey International, a favorable vote to approve the Merger will be assured since Acquisition Company will own more than a majority of the Shares entitled to vote thereon.

5. Plans for Carey International after the Transaction.

  Pursuant to the terms of the Merger Agreement, Carey International, Acquisition Company, Acquisition Company Sub and Parent intend to effect the Merger in accordance with the Merger Agreement as soon as practicable following completion of the Offer. Following the closing of the Offer, the Board will be reconstituted to consist of Vincent A. Wolfington, Michael J. Rolland, Jeffrey R. Larsen, W. Gray Hudkins, Robert W. Cox, Dennis I. Meyer, James C. Schroer and Elizabeth S. Acton. Except for Don R. Dailey, a director and President of Carey International who is resigning from those positions and becoming a consultant to Carey International, the Board and the officers of the Surviving Corporation following the Effective Time will be the Board and the officers of Carey International immediately prior to the Effective Time. See "SPECIAL FACTORS -- The Merger Agreement and Related Documents."

  It is currently expected that the business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by Carey International. Except as otherwise indicated in this Offer to Purchase or as contemplated by the Merger Agreement or the Financing Commitment Letters, none of the Offerors has any present plans or proposals involving Carey International that relate to or would result in an extraordinary corporate transaction such as a merger, reorganization or liquidation, or a sale or transfer of a material amount of Carey International's assets, or any material change in Carey International's present dividend policy, indebtedness or capitalization, or any other material change in Carey International's corporate structure or business. However, after the Merger, the Surviving Corporation's management and board of directors will review proposals or may propose the acquisition or disposition of assets or other changes in the Surviving Corporation's business, corporate structure, capitalization, businesses, management, operations or dividend policy that they consider to be in the best interests of the Surviving Corporation and its stockholders.

  Upon consummation of the Merger, Parent or a subsidiary thereof will own approximately 92.0% of the outstanding common stock of the Surviving Corporation and the Management Investors will own approximately 8.0%. Parent and the Management Investors will be entitled to all benefits resulting from their ownership of all the shares of Carey International, including all income generated by Carey International's operations and any future increase in Carey International's value. Similarly, Parent and the Management Investors will also bear the risk of losses generated by Carey International's operations and any future decrease in the value of Carey International after the Merger. Subsequent to the Merger, no other stockholder, other than the Senior Sub Note Purchasers upon exercise of the Warrants and employees pursuant to an option plan to be adopted by the Surviving Corporation, will have the opportunity to participate in the earnings and growth of Carey International or will have a right to vote on corporate matters. Similarly, such stockholders will not face the risk of losses generated by Carey International's operations or any decrease in the value of Carey International after the consummation of the Transaction.

  The Shares are currently traded on the Nasdaq National Market. Following the consummation of the Transaction, the Shares will no longer be quoted on the Nasdaq National Market. In addition, the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. Accordingly, following the consummation of the Transaction, there will be no public market for the Shares. Moreover, Carey International will no longer be required to file periodic reports with the Securities and Exchange Commission (the "Commission") under the Exchange Act, and will no longer be required to comply with the proxy rules of Regulation 14A promulgated under
Section 14 of the Exchange Act. In addition, Carey

International's officers, directors and ten percent stockholders will be relieved of the reporting requirements and restrictions on "short-swing" trading contained in Section 16 of the Exchange Act with respect to the Shares. See "THE TENDER OFFER -- Effect of the Offer on the Market for the Common Stock; Exchange Act Registration."

  It is expected that, if the Transaction is not consummated, Carey International will continue to be managed under the general direction of the Board, and will continue as an ongoing business.

6. Rights of Stockholders in the Offer and the Merger.

  No dissenters' or appraisal rights are available to stockholders in connection with the Offer. If the Merger is consummated, however, record stockholders of Carey International who have neither validly tendered their Shares nor voted in favor of the Merger will have certain rights under the DGCL to an appraisal of, and to receive payment in cash of the fair value of, their Shares (the "Appraisal Shares"). Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262"), a copy of which is attached to this Offer to Purchase as Exhibit C, will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive from the Surviving Corporation a cash payment equal to such fair value. Any such judicial determination of the fair value of Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Offer Price and Merger Consideration. In addition, stockholders who invoke appraisal rights may be entitled to receive payment of a fair rate of interest from the Effective Time on the amount determined to be the fair value of the Appraisal Shares. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

  Under Section 262, if the Merger is submitted to a vote of Carey International's stockholders at a meeting thereof, then Carey International must, not less than 20 days prior to the meeting held for the purpose of obtaining stockholder approval of the Merger, notify each of Carey International's stockholders entitled to appraisal rights that such rights are available. If the Merger is accomplished by a Short Form Merger, Carey International, either before the Effective Time or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the Effective Time and that appraisal rights are available. In either case, the notice must include a copy of Section 262.

  If the Merger is not a Short Form Merger, a holder of Appraisal Shares wishing to exercise appraisal rights will be required to deliver to Carey International before the taking of the vote on the Merger or within 20 days after the date of mailing the notice described in the preceding paragraph, a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal is made and must continue to hold of record such Appraisal Shares through the Effective Time. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made, but who thereafter transfers such Appraisal Shares prior to the Effective Time, will lose any right to appraisal with respect to such Appraisal Shares.

  If the Merger is a Short Form Merger, a holder of Appraisal Shares wishing to exercise appraisal rights will be required to deliver to Carey
International, within 20 days after the date of mailing the notice by Carey International described above, a written demand for appraisal of such holder's Appraisal Shares.

  A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Carey International of the identity of the stockholder of record and that such stockholder intends thereby to demand an appraisal of such Appraisal Shares.

  A person having a beneficial interest in Appraisal Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, will have to act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect appraisal rights. If the Appraisal Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for appraisal rights must be executed by or for the record owner. If Appraisal Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand will have to be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Appraisal Shares through a broker who in turn holds the Appraisal Shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Appraisal Shares will have to be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Appraisal Shares.

  A record holder, such as a broker, fiduciary, depository or other nominee, who holds Appraisal Shares as a nominee for others, will be able to exercise appraisal rights with respect to the Appraisal Shares held for all or less than all of the beneficial owners of those Appraisal Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Appraisal Shares outstanding in the name of such record owner.

  Within 120 days after the Effective Time, but not thereafter, Carey International or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such holders' Appraisal Shares. There is no present intention on the part of Acquisition Company to file an appraisal petition on behalf of Carey International, and stockholders who seek to exercise appraisal rights should not assume that Carey International will file such a petition or that Carey International will initiate any negotiations with respect to the fair value of Appraisal Shares. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in
Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the provisions of Section 262 will be entitled, upon written request, to receive from Carey International a statement setting forth the aggregate number of Shares not voting in favor of the Merger (if applicable) and with respect to which demands for appraisal were received as well as the number of holders of such Shares. Such statement must be mailed within ten days after the written request therefor has been received by Carey International, or within ten days after expiration of the period for delivery of demands, whichever is later.

  If a petition for appraisal is timely filed, after a hearing on such petition the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value from the Effective Time.

  The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. However, costs do not include attorneys' fees or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order all or a portion of the expenses incurred by any stockholder, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

  At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw its demand for appraisal and to accept the Merger Consideration. After this period, the stockholder may withdraw such holder's demand for appraisal only with the written consent of the Surviving Corporation. If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses such holder's right to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the Effective Time or if the stockholder delivers to Carey International a written withdrawal of such stockholder's demand for appraisal within 60 days after the Effective Time.

  Several decisions by Delaware courts have held that in certain circumstances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in two cases, Weinberger v. UOP, Inc. and Rabkin v. Philip A. Hunt Chemical Corp., that the remedy ordinarily available to minority stockholders in a cash-out merger is the appraisal right described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

  The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is attached to this Offer to Purchase as Exhibit C, and the foregoing summary is qualified in its entirety by reference to Exhibit C.

7. The Merger Agreement and Related Documents.

  The following is a summary of the material terms of the Merger Agreement and related documents. The summary is qualified in its entirety by reference to the Merger Agreement and such related documents, all of which are incorporated herein by reference and have been included as exhibits to the Schedule TO filed with the Commission. The Merger Agreement and such related documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth in "THE TENDER OFFER -- Certain Information Concerning Carey International."

The Merger Agreement.

  The Offer. The Merger Agreement requires the Offerors to commence the Offer on or prior to the tenth business day following public announcement of the Offer; however, the parties to the Merger Agreement agreed to waive this requirement and commence this Offer on the eleventh business day following public announcement of the Offer. The obligation of the Offerors to commence the Offer and to accept for payment, and to pay for, any Shares of Common Stock tendered pursuant to the Offer, is subject to the satisfaction of the Offer Conditions which are set forth below the caption "THE TENDER OFFER --
 Conditions of the Offer." Parent may waive certain of the Offer Conditions without the prior consent of Carey International or Acquisition Company. Carey International and Acquisition Company have agreed that, except as provided below, without the prior written consent of Parent, no changes may be made to the Offer that (i) increase or decrease the Offer Price or change the consideration payable pursuant to the Offer, (ii) decrease the number of Shares subject to the Offer, (iii) amend or waive the Offer Conditions, (iv) impose any additional conditions or amend any other term of the Offer or (v) extend the expiration date of the Offer (the "Expiration Date"). Under the terms of the Merger Agreement, Carey International and Acquisition Company shall, upon request of Parent, extend the Offer if, at the then scheduled Expiration Date, any of the Offer Conditions have not been satisfied or waived until the earlier of (i) the later of (A) 20 business days after the initial Expiration Date and (B) such later date that is ten business days after Carey International terminates certain third party discussions permitted under the Merger Agreement or (ii) such time as all such conditions shall have been satisfied or waived; provided, however, if Parent or Acquisition Company has materially breached the Merger Agreement, Carey International is permitted, but not required, to extend the Offer. In addition, each of Carey International and Acquisition Company has the right by mutual agreement to extend the Offer beyond the initial Expiration Date. In addition to the foregoing, provided that

Carey International reasonably believes that the Minimum Condition will be satisfied within ten business days, Parent and Acquisition Company shall, if requested by Carey International, extend the Offer until the earlier of (i) the date which is ten business days after the initial Expiration Date and (ii) such time as the Minimum Condition is satisfied and the other Offer Conditions are satisfied or waived. If at the scheduled Expiration Date, or at the end of any extension thereof, all of the Offer Conditions have been satisfied, the Offerors are required to immediately accept and promptly pay for all Shares tendered (assuming the Minimum Condition is met). See "THE TENDER OFFER --
 Terms of the Offer."

  The term "Expiration Date" means 5:00 p.m., New York City time, on August 31, 2000 unless and until the Offerors, in their sole discretion (but subject to the terms of the Merger Agreement), shall extend the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offerors, shall expire.

  The Merger Agreement also provides that, subject to the terms and conditions provided therein, Carey International and Acquisition Company will each use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all necessary, proper or advisable things under applicable laws and regulations to consummate the Offer.

  Board Representation. The Merger Agreement provides that, immediately upon the purchase of Shares pursuant to the Offer and from time to time thereafter until the Effective Time, Acquisition Company shall be entitled to designate such number of directors equal to the greater of (a) a majority of the Board and (b) the product of (i) the number of directors on the Board and (ii) the percentage that the number of Shares owned by Acquisition Company bears to the number of Shares outstanding less the number of Independent Directors (as defined below). Carey International has agreed, upon request by Acquisition Company, to increase promptly the size of the Board or use its reasonable efforts to secure the resignations, or the removal, of such number of directors as is necessary to enable Acquisition Company's designees to be elected to the Board and to cause Acquisition Company's designees to be so elected. Carey International's obligations to appoint Acquisition Company's designees to the Board are subject to Section 14(f) of the Exchange Act and the rules promulgated thereunder (Schedule IV to this Offer to Purchase contains the information required under Rule 14f-1 promulgated under the Exchange Act). In addition, the Merger Agreement requires Carey International to have at all times prior to the Effective Time at least two members on the Board who were members of the Board on the date of the Merger Agreement and who are not employees of Carey International (the "Independent Directors"). Following the election of the designees of Acquisition Company to the Board, but prior to the Effective Time, any permitted termination of the Merger Agreement by Carey International, any amendment of the Merger Agreement or Carey International's certificate of incorporation or by-laws requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of Parent, and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement must by authorized by a majority of the Independent Directors as well as a majority of all Board members.

  The Merger. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement and the applicable provisions of the DGCL, Acquisition Company (or Acquisition Company Sub if the Short Form Requirement is not met) will be merged with and into Carey International at the Effective Time and the separate existence of Acquisition Company, or Acquisition Company Sub, if applicable, will cease, and Carey International will be the Surviving Corporation. All of the properties, rights, privileges, powers and franchises of Carey International and Acquisition Company or Acquisition Company Sub, if applicable, will vest in Carey International as the Surviving Corporation, and all debts, liabilities and duties of Carey International and Acquisition Company, or Acquisition Company Sub, if applicable, will become the debts, liabilities and duties of Carey International as the Surviving Corporation. Subject to the provisions of the Merger Agreement and applicable provisions of the DGCL, the closing of the Merger will occur promptly following the satisfaction or, to the extent permitted under the Merger Agreement, waiver of the conditions to the Merger set forth in the Merger Agreement.

  Effect on Capital Stock of Carey International. At the Effective Time: (a) each Share that is owned by Acquisition Company or is owned by Carey International as treasury stock shall be automatically cancelled and retired and no consideration shall be delivered in exchange therefor; (b) each Share, other than Shares held by Carey International, Acquisition Company, stockholders who perfect any applicable appraisal rights under the DGCL and certain Shares held by the Management Investors, shall be converted into the right to receive, in cash, the Offer Price per Share without interest; and (c) certain Shares held by the Management Investors shall be converted into the right to receive .1825 fully paid and nonassessable shares of common stock of Surviving Corporation per Share, and, upon such conversion, shall be cancelled.

  Effect on the Capital Stock of Acquisition Company and Acquisition Company Sub. At the Effective Time, the issued and outstanding capital stock of Acquisition Company, if the Short Form Requirement is met, or Acquisition Company Sub, if the Short Form Requirement is not met, shall be converted into the right to receive (i) 705,000 fully paid and nonassessable shares of common stock of the Surviving Corporation and (ii) 28,000 fully paid and assessable shares of Carey Preferred Stock. The Carey Preferred Stock shall (i) rank senior to the common stock of the Surviving Corporation with respect to dividend distributions and distributions upon the liquidation or winding up of the Surviving Corporation; (ii) be entitled to receive cumulative dividends at the annual rate of 12.7%, payable in kind at the election of the Surviving Corporation; (iii) be subject to mandatory redemption on the date that is six months after the maturity of the Senior Sub Notes; (iv) have no voting rights, except as provided under Delaware law; and (v) be convertible immediately upon the consummation of a qualifying initial public offering at the price per share in such offering.

  Payment of Offer Price and Merger Consideration. The Merger Agreement requires that prior to the commencement of the Offer, Carey International and Acquisition Company shall appoint a United States bank or trust company to act as payment agent (the "Payment Agent") for the payment of the Offer Price and the Merger Consideration. Prior to the payment time thereof, Carey International and Acquisition Company are required to deposit with the Payment Agent in a separate fund established for the benefit of the holders of Shares, for payment upon surrender of the certificates for exchange in accordance with
(i) the Offer to Purchase, in the case of the Offer, and (ii) the Merger Agreement, in the case of the Merger, through the Payment Agent (in the case of the Offer, the "Offer Fund," and in the case of the Merger, the "Merger Fund" and together with the Offer Fund, the "Payment Fund"), immediately available funds in amounts necessary to make the payments to holders of Shares. The Payment Agent shall pay the Offer Price out of the Offer Fund and the Merger Consideration out of the Merger Fund.

  As soon as reasonably practicable after the Effective Time, the Surviving Corporation or the Payment Agent shall mail to each holder of record of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding Shares of Common Stock, entitled to receive the Merger Consideration ("Cashed Out Shares") or Shares to be converted into the right to receive shares of the Surviving Corporation ("Exchange Shares"): (i) a form of letter of transmittal which shall (x) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Payment Agent; (y) contain a representation in a form reasonably satisfactory to Parent as to the good and marketable title of the Shares held by such holder free and clear of liens of any kind; and (z) contain such other customary provisions as Carey International and Parent may reasonably specify; and (ii) instructions for use in surrendering such Certificates and receiving the aggregate Merger Consideration, in respect thereof (or the shares of the Surviving Corporation, in the case of Exchange Shares). Upon the surrender of each Certificate for Cashed Out Shares and subject to applicable withholding, the Payment Agent shall (subject to applicable abandoned property, escheat and similar laws) pay the holder of such Certificate the Merger Consideration multiplied by the number of Shares formerly represented by such Certificate, and such Certificate shall forthwith be cancelled. Upon the surrender of each Certificate for Exchange Shares, the Surviving Corporation shall exchange any Exchange Shares for shares of the Surviving Corporation and such Certificate shall forthwith be cancelled. Until so surrendered, each such Certificate (other than Certificates representing Dissenting Shares) shall represent solely the right to receive the aggregate Merger Consideration or shares of the Surviving Corporation relating thereto. No interest or dividends shall be paid or accrued on the Merger Consideration. If the Merger

Consideration or shares of the Surviving Corporation are to be delivered to any person other than the person in whose name the Certificate formerly representing such Shares is registered, it is a condition to receiving the Merger Consideration or shares of the Surviving Corporation that the Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Certificates pay to the Payment Agent, or Carey International, in the case of Exchange Shares, any transfer or other taxes required by reason of the payment of the Merger Consideration or shares of the Surviving Corporation to a person other than the registered holder of the Certificate surrendered, or establish to the satisfaction of the Payment Agent or Carey International, as applicable, that such tax has been paid or is not applicable. The Payment Agent is entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any stockholder or option holder of Carey International such amounts as Carey International reasonably and in good faith determines are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law.

  Treatment of Stock Options. The Merger Agreement provides that all options, warrants or other rights to acquire Shares outstanding under any stock option plan or agreement that have not been exercised pursuant to an Option Exercise Agreement (as discussed below), and are outstanding immediately prior to the Effective Time shall be canceled at the Effective Time and in exchange therefor, each holder of a cancelled Plan Option will receive an amount in cash equal to product of (i) the excess, if any, of the Merger Consideration over the per Share exercise price thereof and (ii) the number of Shares subject thereto, in full settlement of Carey International's (and the Surviving Corporation's) obligations under each Plan Option. To the extent that the per Share exercise price of any Plan Option equals or exceeds the Merger Consideration, at the Effective Time, such Plan Option will be cancelled and the holder of such Plan Option will not receive or be entitled to receive any consideration from Acquisition Company or the Surviving Corporation. All amounts payable in respect of Plan Options shall be subject to all applicable withholding of taxes.

  Stockholder Meeting. The Merger Agreement provides that, in accordance with applicable law and provided that the Short Form Requirement has not been met, Carey International, acting through the Board of Directors and after the closing of the Offer, shall (i) as soon as practicable after the purchase of Shares pursuant to the Offer, call, give notice of, convene and hold a special meeting of its stockholders (the "Stockholder Meeting") for the purpose of considering and voting on the Merger and Merger Agreement, (ii) file with the Commission a proxy statement or information statement relating to the Merger Agreement and the Merger, and (iii) unless taking such action would be inconsistent with the fiduciary duties of the Board, recommend to Carey International's stockholders the approval of the Merger Agreement. Carey International will use its reasonable efforts to solicit from the stockholders of Carey International proxies in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote or cause to be voted all the Shares then owned by it, Acquisition Company or any other of its subsidiaries in favor of the Merger at the Stockholder Meeting. Notwithstanding the foregoing, if the Short Form Requirement is met, Acquisition Company, Acquisition Company Sub, Carey International and Parent have agreed to take all actions necessary to effect the Merger as a Short Form Merger pursuant to Section 253 of the DGCL, without a meeting of Carey International's stockholders.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by Carey International with respect to (i) the due organization, existence and the qualification, good standing, corporate power and authority of Carey International and its subsidiaries; (ii) delivery and accuracy of certain corporate documents and records; (iii) the capitalization of Carey International and its subsidiaries; (iv) the due authorization, execution, and delivery of the Merger Agreement and the Stock Option Agreement and the authorization of the consummation of the transactions contemplated thereby, and the validity and enforceability of the Merger Agreement and the Stock Option Agreement; (v) certain agreements entered into by Carey International relating to its indebtedness and the employment of certain Carey International employees; (vi) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by Carey International of the Offer and Merger and the absence of any violations, breaches or defaults which would result from compliance by Carey

International with any provision of the Merger Agreement; (vii) subject to certain exceptions and limitations, the compliance by Carey International and its subsidiaries with all applicable foreign, federal, state or local laws, statutes, ordinances, rules, regulations, orders, judgments, rulings and decrees of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal; (viii) compliance by Carey International with the Securities Act and the Exchange Act and the reports and financial information required to be filed thereunder since June 2, 1997; (ix) certain recent financial information of Carey International and its subsidiaries; (x) subject to certain exceptions and limitations, the absence of certain liabilities of Carey International and its subsidiaries; (xi) subject to certain exceptions and limitations, the absence of pending or (to the knowledge of Carey International) threatened claims, actions, suits or proceedings; (xii) certain tax matters; (xiii) certain employee benefit and ERISA matters; (xiv) certain environmental matters; (xv) the absence of certain changes or effects since November 30, 1999 which could result in a material adverse effect; (xvi) the patents, trademarks and other intellectual property of Carey International and its subsidiaries; (xvii) the real property owned and leased by Carey International and its subsidiaries; (xviii) state takeover statutes; (xix) broker's fees; (xx) the BGC Opinion and the FBR Opinion; (xxi) the stockholder vote required for the Merger; (xxii) title to and condition of tangible assets of Carey International and its subsidiaries; (xxiii) certain material contracts of Carey International and its subsidiaries, including non-compete agreements; (xxiv) year 2000 compliance issues; (xxv) compliance with applicable laws; (xxvi) Carey International's accounts receivable; (xxvii) customers, independent operators and licensees of Carey International and its subsidiaries; (xxviii) certain labor and employment matters; (xxix) certain fees and expenses in connection with the transactions contemplated by the Merger Agreement; (xxx) subject to certain limitations, the possession by Carey International and its subsidiaries of necessary franchises, authorizations, licenses, permits, easements, variances, exemptions, consents, registrations, approvals and orders; (xxxi) certain insurance policy matters; (xxxii) product warranty and liability; and (xxxiii) transactions with affiliates.

  Parent and Acquisition Company also have made certain representations and warranties in the Merger Agreement, including with respect to (i) the due incorporation, existence, good standing and power and authority of Acquisition Company, Acquisition Company Sub and Parent; (ii) the due authorization, execution and delivery of the Merger Agreement and the authorization of the consummation of the transactions contemplated thereby, and the validity and enforceability of the Merger Agreement; (iii) the absence of consents and approvals necessary for consummation of the transactions contemplated by the Merger Agreement by Parent, Acquisition Company and Acquisition Company Sub and the absence of any violations, breaches or defaults which would result from compliance by Parent, Acquisition Company and Acquisition Company Sub with any provision of the Merger Agreement; (iv) broker fees; (v) the sufficiency of funds available to Parent and Acquisition Company for the consummation of the Offer and the Merger; and (vi) absence of any material misstatements or omissions made by Parent, Acquisition Company and Acquisition Company Sub in this Offer to Purchase, the Schedule TO and the exhibits thereto.

  Conduct Until the Merger. Carey International has agreed that from the date of the Merger Agreement until the earlier of the date the Shares are purchased in the Offer or the termination of the Merger Agreement, unless Parent has consented in writing thereto, Carey International will, and will cause each of its subsidiaries to: (i) conduct its operations according to its ordinary and usual course of business consistent with past practice and (ii) use its commercially reasonable efforts to preserve in all material respects its business organization and its existing relationships with its customers, suppliers, employees, independent operators, licensees and business associates.

  Carey International also has agreed that from the date of the Merger Agreement until the earlier of the date the Shares are purchased in the Offer or the termination of the Merger Agreement, unless Parent has consented in writing thereto, Carey International will not, and will not permit any of its subsidiaries to:

    (a) amend its certificate of incorporation or by-laws;

    (b) acquire, sell, lease or dispose of any assets in excess of $500,000, other than in the ordinary and usual course of business and consistent with past practice or acquire any chauffeured vehicle service businesses that involve, in the aggregate, total consideration in excess of $5.0 million (provided, that Parent shall be notified not later than ten business days prior to any such acquisition or the execution of any binding agreement to make any such acquisition, without regard to the amount of consideration involved);

    (c) incur or modify any funded indebtedness, other than in the ordinary and usual course of business and consistent with past practice;

    (d) issue, reissue or sell or authorize the issuance, reissuance or sale of (i) any shares of capital stock (other than issuances of Shares in respect of any exercise of Company Options outstanding on the date of the Merger Agreement), (ii) any shares convertible into or exchangeable for capital stock, (iii) any rights, calls, commitments, warrants or options to acquire any shares of capital stock, or shares convertible into or exchangeable for capital stock, or (iv) stock appreciation, phantom stock or profit participation rights;

    (e) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock (other than such payments between Carey International and its wholly-owned subsidiaries and certain other exceptions);

    (f) split, combine, subdivide, reclassify or, directly or indirectly, redeem, purchase or otherwise acquire, recapitalize or reclassify, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock or liquidate in whole or in part;

    (g) except as required by law (i) enter into, amend or extend any employment, collective bargaining, severance or termination agreement, (ii) grant any increase in severance or termination pay to, any officers, directors or employees, (iii) increase the compensation of any of its directors or officers, or increase the compensation of any other employees outside the ordinary course of business consistent with past practice, (iv) adopt, amend, modify, or terminate any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or take any such action with respect to any other employee benefit plan agreement or arrangement), or
  (v) make any other change in employment terms for any of its directors, officers, and employees;

    (h) (i) except as may be required or contemplated by the Merger Agreement, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity (other than Carey International's wholly-owned subsidiaries), except in the ordinary and usual course of business and consistent with past practices, (ii) make any loans, advances or capital contributions to, or investments in, any other person or entity (other than to its wholly-owned subsidiaries), other than in the ordinary and usual course of business or (iii) make capital expenditures (either commitments or payments) in excess of an aggregate of $1.0 million with respect to new projects (with certain exceptions);

    (i) change any accounting methods, principles or practices materially affecting its assets, liabilities or business, except insofar as may be required by a change in generally accepted accounting principles;

    (j) make any material tax election or settle or compromise any material income tax liability;

    (k) settle or compromise any claim (including any arbitration) or litigation involving payments by Carey International or its subsidiaries in excess of $100,000 individually, or $250,000 in the aggregate, which is not subject to insurance reimbursement;

    (l) enter into any contract (or series of related contracts) either involving more than $250,000 or outside the ordinary course of business consistent with past practice;

    (m) postpone the payment of accounts payable and other liabilities outside the ordinary course of business consistent with past practice;

    (n) enter into any transaction with any affiliate;

    (o) authorize or permit any exercise of Company Options pursuant to a cashless exercise or by issuance of a note in payment of the exercise price, except immediately prior to the closing of the Merger or to the extent that the instruments or agreements giving rise to Company Options expressly permit the holder to elect such method of payment without any further consent of Carey International; or

    (p) authorize or agree in writing or otherwise to take any of the foregoing actions.

  Access to Information. Under the Merger Agreement, from the date of the Merger Agreement until the earlier of the termination of the Agreement or the Effective Time, Carey International has agreed, and has agreed to cause its subsidiaries and their respective officers, directors, employees, agents and advisors to, (i) provide Parent and Acquisition Company and their representatives access, upon reasonable notice and during normal business hours, to the offices and other facilities and to the books, records, financial statements and other documents and materials relating to the financial condition, assets and liabilities of Carey International and its subsidiaries and permit Parent and Acquisition Company to make such inspections thereof as they may reasonably require, (ii) at Parent's expense, furnish Parent and Acquisition Company, to the extent available, with such information with respect to the business of Carey International and its subsidiaries as Parent and Acquisition Company may from time to time reasonably request and (iii) confer and consult with representatives of Parent and Acquisition Company on operational and financial matters and the general status of ongoing business operations of Carey International as Parent and Acquisition Company may reasonably request, provided, however, that all requests for such access, inspection, information or consultations shall be made through specified officers of Carey International (or such other persons as such specified officers shall designate). Parent and Acquisition Company have agreed to hold all information furnished by or on behalf of Carey International or any of its subsidiaries in confidence.

  Filings; Further Assurances. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. The parties also have agreed that if at any time after the Effective Time any other action is necessary or desirable to carry out the purposes of the Merger Agreement, each shall take or cause to be taken all such necessary action, including, without limitation, the execution and delivery of such further instruments and documents as may be reasonably requested by the other party for such purposes or otherwise to consummate and make effective the transactions contemplated in the Merger Agreement. The parties have also agreed that, prior to the Effective Time, each shall promptly inform the other party of any event or circumstance relating to either Carey International or Acquisition Company or Parent or any of their respective subsidiaries which should be set forth in an amendment to this Offer to Purchase and promptly take all steps necessary to cause this Offer to Purchase as so corrected to be filed with the Commission and to be disseminated to the shareholders of Carey International, in each case as to the extent required by applicable law.

  Consents. The Merger Agreement requires each of Parent, Acquisition Company, Acquisition Company Sub and Carey International to use its commercially reasonable best efforts to obtain as promptly as practicable all consents from any person or entity required in connection with the consummation of the Offer and the Merger. If required, Parent, Acquisition Company, Acquisition Company Sub and Carey International will take all actions necessary to file as soon as practicable all notifications, filings, and other documents required to obtain all consents or waivers, including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice (the "DOJ") and any other governmental entity for additional information or documentation in connection with the Offer or the Merger.

  Publicity. The Merger Agreement requires that the initial press releases with respect to the execution of the Merger Agreement shall be acceptable to Parent and Carey International and that so long as the Merger Agreement is in effect, neither Carey International, Parent nor any of their respective affiliates shall issue or cause the publication of any press release with respect to the Offer, the Merger or the Merger Agreement without the prior consultation of the other parties, except as may be required by law.

  Employee Matters. The Merger Agreement requires that the Surviving Corporation shall honor, in accordance with their terms, and shall make required payments when due under, all employee benefit plans or agreements maintained or contributed to by Carey International or any of its subsidiaries (including, but not limited to, employment, incentive and severance agreements and arrangements), that are applicable with respect to any employee, director or stockholder of Carey International or any of its subsidiaries (whether current, former

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

or retired) or their beneficiaries. After the date of the Merger Agreement, employees of Carey International will not have the opportunity to purchase additional Shares from Carey International except pursuant to the exercise of outstanding Plan Options.

  No Solicitation. Under the Merger Agreement, Carey International may not, and may not authorize or permit any of its subsidiaries or any of its or its subsidiaries' officers, directors, employees or agents to, directly or indirectly, solicit, participate in or initiate discussions or negotiations with, or provide any non-public information to any person or entity (other than Parent, Acquisition Company or any of their affiliates or representatives) (a "Third Person") concerning any proposal or inquiry relating to any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of Carey International's assets, sale of shares of capital stock or similar business combination transaction involving Carey International or any principal operating or business unit of Carey International or its subsidiaries (an "Acquisition Proposal"). In the event that, after the date of the Merger Agreement and prior to the purchase of the Shares pursuant to the Offer, the Board receives an unsolicited written Acquisition Proposal and the Board determines, in good faith and after consultation with its financial advisors and legal counsel, that the failure to do so would be inconsistent with the Board's fiduciary duties to Carey International's stockholders under applicable law, the Board is permitted to do any or all of the following: (a) withdraw, modify or change the Board's approval or recommendation of the Merger Agreement, the Offer or the Merger,
(b) approve or recommend to Carey International's stockholders an Acquisition Proposal, (c) engage in discussions and negotiations with respect to an Acquisition Proposal and (d) terminate the Merger Agreement. The Board may not, however, take any action described in clauses (a)-(d) above until after the Board has given Parent written notice stating the Board's proposed conduct and setting forth certain information with respect to such Acquisition Proposal.

  The Board also is permitted, after notice to Parent, to furnish information to a Third Person that has made a bona fide Acquisition Proposal that the Board reasonably determines may lead to a Superior Proposal (as defined below) and that was not solicited in violation of the Merger Agreement, provided that, with respect to any person or entity that is not currently party to a confidentiality agreement with Carey International, such person or entity has executed an agreement with confidentiality, standstill and other provisions substantially similar to those then in effect between Carey International and Parent. For purposes of the Merger Agreement, "Superior Proposal" means any proposal made by a Third Person to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of Carey International entitled to vote generally in the election of directors or all or substantially all of the assets of Carey International, if and only if, the Board reasonably determines (after consultation with its financial advisors and counsel) (i) that the proposed transaction would be more favorable from a financial point of view to its stockholders than the Offer and the Merger and the transactions contemplated by the Merger Agreement, taking into account at the time of determination any changes to the terms of the Merger Agreement which as of that time had been proposed by Parent, and (ii) that the person or entity making such Acquisition Proposal is capable of consummating such Acquisition Proposal in a timely manner (based upon, among other things, the availability of financing and the degree of certainty of obtaining financing, the expectation of obtaining required regulatory approvals and the identity and background of such person or entity).

  Nothing contained in the Merger Agreement prohibits Carey International or its Board from taking and disclosing to Carey International's stockholders a position with respect to a tender or exchange offer by a Third Person pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to Carey International's stockholders or otherwise which, in the judgment of the Board after consultation with its legal counsel, is necessary under applicable law or the rules of any stock exchange or if failure so to disclose would be inconsistent with its fiduciary duties to Carey International's stockholders under applicable law.

  The Merger Agreement requires Carey International to promptly, but in any event within three business days, advise Parent in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal, including any request for information, the material terms and conditions of such request, Acquisition

Proposal or inquiry and the identity of the person or entity making such request, Acquisition Proposal or inquiry. The Merger Agreement requires Carey International to keep Parent reasonably informed of the status and details, including any amendments or proposed amendments, of any such request, Acquisition Proposal or inquiry.

  The Merger Agreement provides that if, within ten business days after giving notice to Parent of discussions or negotiations relating to an Acquisition Proposal, Carey International has not terminated such discussions or negotiations, Parent may terminate the Merger Agreement if it has provided Carey International with at least 48 hours prior written notice to terminate the Merger Agreement (a "Failure to Terminate Negotiations").

  Indemnification and Insurance. Under the Merger Agreement, Parent and Acquisition Company agree that for a period of six years from the Effective Time, the Surviving Corporation will maintain all rights to indemnification now existing in favor of the current or former directors, officers, employees and fiduciaries of Carey International as provided in Carey International's certificate of incorporation and by-laws or otherwise in effect under any agreement on the date of the Merger Agreement. In addition, under the Merger Agreement, Parent and Acquisition Company agree that the certificate of incorporation and by-laws of the Surviving Corporation and its subsidiaries shall contain the provisions with respect to exculpation and indemnification set forth in Carey International's or its subsidiaries' certificates of incorporation and by-laws on the date of the Merger Agreement and that such provisions shall not be amended, repealed or otherwise modified for a period of six years after the date the Shares are accepted for purchase by Acquisition Company or Carey International in the Offer (the "Acceptance Date") in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of Carey International in respect of actions or omission occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law.

  The Merger Agreement requires each of the Surviving Corporation and its subsidiaries to at all times exercise the powers granted to it by its certificate of incorporation, its by-laws, and by applicable law to indemnify and hold harmless to the fullest extent permitted by applicable law present or former directors, officers, employees and fiduciaries and agents of Carey International or its subsidiaries against any threatened or actual claim, action, suit, proceeding or investigation made against them arising from their service in such capacities (or service in such capacities for another enterprise at the request of Carey International or any of its subsidiaries) prior to and including the Effective Time, including, without limitation, with respect to matters relating to the Merger Agreement.

  The Merger Agreement also requires the Surviving Corporation to provide, for not less than six years from the Effective Time, Carey International's current and former directors and officers an insurance and indemnification "tail" policy with respect to matters occurring prior to the Effective Time that is no less favorable than Carey International's existing policy or, if substantially equivalent insurance coverage is not available, the best coverage that is similar thereto, provided that the Surviving Corporation is not required to pay a premium in excess of 150% of the last annual premium paid by Carey International prior to the date of the Merger Agreement and, provided further that, if the Surviving Corporation is unable to obtain such insurance for such premium, it will obtain as much coverage as possible for a premium equal to such maximum amount.

  Matters Relating to the Financing Agreements. Under the Merger Agreement, Carey International has agreed that Parent is primarily responsible for any negotiations with respect to any definitive financing agreements; provided, however, that (i) Carey International shall have received prior notice of, and shall be kept reasonably informed of the ongoing status of, any such negotiations, (ii) Carey International shall take all such actions as are reasonably requested by Parent in connection with any such negotiations, and
(iii) Parent shall conduct any such negotiations reasonably and in good faith. The Merger Agreement requires Parent to use its commercially reasonable efforts to close the Financing on terms consistent with the Financing Commitment Letters. The Merger Agreement requires Carey International and Parent to use commercially reasonable efforts to satisfy on or before the expiration of the Offer all requirements of the Financing Commitment Letters or any definitive financing agreements which are conditions to drawing the cash proceeds thereunder.

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

  Upon receipt by either Carey International or Parent, or any of their respective affiliates, of any written or oral communication to the effect that any lender is contemplating not providing the Financing or is terminating or canceling or modifying in any material respect the Financing Commitment Letters or any definitive financing agreements, or that the Financing is unlikely to be obtained, the Merger Agreement requires that Carey International or Parent, as the case may be, to communicate promptly such event to the other party and provide such other party with a true and complete copy of any such written communication.

  Company Expenses. The Merger Agreement provides that, prior to the Effective Time, Carey International shall not, without the prior written consent of Parent and, after the closing of the Offer but prior to the Effective Time, without the approval of a majority of the Independent Directors (if the effect thereof would be detrimental to the stockholders of Carey International) (i) amend, terminate or otherwise modify or waive any provision of any waiver and debt satisfaction agreement set forth on a schedule to the Merger Agreement, or any agreement relating to any Company Expenses (as defined below) (together, "Expense Agreements") or agreements relating to the Financing, or enter into any new agreements which are the subject thereof, or (ii) incur or pay certain expenses in connection with the Offer and Merger (the "Company Expenses") the result of which would cause the Company Expenses to exceed the aggregate limit of those expenses represented by Carey International (the "Company Expense Cap").

  Survival of Representations, Warranties and Agreements. The Merger Agreement provides that the representations, warranties and agreements in the Merger Agreement shall survive the closing of the Offer and the Merger, provided, that, no stockholder of Carey International or any of its subsidiaries, nor any stockholder, partner, officer, director, employee, agent or representative of any of the foregoing, shall have any liability for any breach or inaccuracy of any of the representations and warranties of Carey International.

  Conditions to the Merger. The respective obligations of each party under the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the closing of the Offer shall have occurred; (ii) the approval by Carey International's stockholders of the Merger and Merger Agreement shall have been obtained, if required by applicable law; (iii) all necessary waiting periods applicable to the Merger under the HSR Act shall have expired or been earlier terminated;
(iv) no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, the party so invoking this condition has complied with its obligations described in "Consents" above and has used its reasonable best efforts to lift or remove such order, injunction, restraint or prohibition; and (v) the Receipt of Funds Condition shall have been met.

  Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the stockholders of Carey International approve the Merger at the Stockholders'
Meeting:

    (a) By mutual written consent of Carey International, Parent and Acquisition Company.

    (b) By either Carey International, on the one hand, or Parent, on the other hand, if any governmental entity issues an order or takes any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order becomes final and nonappealable.

    (c) By Carey International, acting through the Board, prior to the purchase of Shares pursuant to the Offer if it receives an unsolicited written Acquisition Proposal and the Board determines, in good faith and after consultation with its financial advisor and legal counsel, that the failure to terminate would be inconsistent with the Board's fiduciary duties to Carey International's stockholders under applicable law and has complied with all applicable terms of the Merger Agreement, including the payment of the Termination Fee (as defined below) and confirmation of its agreement to pay expenses of Parent and its affiliates.

    (d) By Carey International (acting through the Board):

      (i) in the event that the Offer (as it may be extended) expires or is terminated in accordance with its terms without any Shares being purchased thereunder; provided, that, the failure of Carey

    International to fulfill any obligation under the Merger Agreement has not been the cause of, or resulted in, the failure to purchase Shares pursuant to the Offer; or

      (ii) if, prior to the closing of the Offer, there is a breach or failure to perform on the part of Acquisition Company, Acquisition Company Sub or Parent of any of their representations, warranties, covenants or agreements contained in the Merger Agreement and such breach or failure to perform has a material adverse effect on the ability of Acquisition Company, Acquisition Company Sub or Parent to consummate the Offer or the Merger, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (x) ten days after Carey International has furnished Parent with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires (as it may be extended).

    (e) By Acquisition Company or Parent:

      (i) if prior to the Acceptance Date the Board (x) shall withdraw, modify or change its approval or favorable recommendation so that it is not in favor of the Merger Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing, (y) shall approve or have recommended to Carey International's stockholders an Acquisition Proposal, or (z) takes any public position or makes any disclosure to Carey International's stockholders which has the effect of doing any of the foregoing;

      (ii) (x) if Carey International shall have materially breached any of its obligations under the Merger Agreement relating to an Acquisition Proposal or (y) upon a Failure to Terminate Negotiations;

      (iii) in the event that the Offer (as it may be extended) expires or is terminated in accordance with its terms without any Shares being purchased thereunder; provided, that, the failure of Parent to fulfill any obligation under this Agreement has not been the cause of, or resulted in, the failure to purchase Shares pursuant to the Offer; or

      (iv) if (A) prior to the closing of the Offer, the representations and warranties of Carey International set forth in the Merger Agreement shall not be true and accurate in all respects, in each instance as of the date of consummation of the Offer as though made on or as of such date and the effect thereof is a Company Material Adverse Effect (as defined below), or (B) prior to the closing of the Offer, Carey International shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of
    (x) ten days after Parent has furnished Carey International with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires (as it may be extended), and the effect thereof is a Company Material Adverse Effect; or (C) prior to the closing of the Offer, Carey International shall have incurred or shall have agreed to incur, or in the reasonable judgment of Parent, Carey International is likely to incur, Company Expenses in excess of the Company Expense Cap; or (D) as of the closing of the Offer, there are any (1) shares of capital stock or other voting securities of Carey International, (2) securities of Carey International convertible into or exchangeable for shares of capital stock or voting securities of Carey International, (3) options, warrants, rights, calls, exchange rights, restricted stock, other stock based compensation awards, or other rights to acquire or commitments from Carey International, or obligations of Carey International to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Carey International or (4) stock appreciation, phantom stock, or profit participation rights with respect to Carey International (the items in clauses (1), (2), (3) and (4) being referred to collectively as the "Company Securities") outstanding other than Shares that are issued and outstanding as of the date of the Merger Agreement (and that are disclosed in the Merger Agreement) and Shares that are issued after the date of the Merger Agreement pursuant to Company Options existing as of the date of the Merger Agreement (and that are disclosed in the Merger Agreement) (such other Company Securities, collectively, "Undisclosed Securities"); or (E) as of the closing of the Offer, the actual aggregate strike price of Company Options is less than the aggregate strike price set forth in a schedule attached to the Merger Agreement; provided, however, that with respect to the matters set forth in clauses (C), (D) and (E), Parent and Acquisition Company will not have the right to terminate the Merger Agreement pursuant to such clauses unless the sum of (x) the amount, if any, that Company Expenses exceed the Company Expense Cap, plus (y) the value (based on the Offer Price per share less any purchase price that must be paid with respect to the acquisition of such Undisclosed Securities) of any Undisclosed Securities, plus (z) the amount, if any, by which the actual aggregate strike price of Company Options is less than the aggregate strike price of Company Options set forth in a schedule to the Merger Agreement is greater than $500,000.

  For purposes of the Merger Agreement, the term "Company Material Adverse Effect" means any event, change, occurrence, effect, fact or circumstance (except for events, changes, occurrences, effects, facts or circumstances resulting (i) from general economic or financial market conditions, (ii) actions taken by any party in accordance with the Merger Agreement or (iii) public announcements relating to the transactions contemplated by the Merger Agreement, or conditions previously disclosed to Parent in the Merger Agreement) having, or which could reasonably be expected to have, a material adverse effect on (a) the ability of Carey International to perform its material obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (b) the business, results of operations, condition (financial or otherwise), assets, liabilities (actual or contingent), properties, or cash flows of Carey International and its subsidiaries, taken as a whole.

  Fees, Expenses and Other Payments; Effect of Termination. Except as otherwise described in the following paragraphs or as otherwise provided in the Merger Agreement or in any Expense Agreements, the Merger Agreement requires all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants and other out-of-pocket expenses, incurred or to be incurred by the parties to the Merger Agreement in connection with the Offer, the Merger and the Merger Agreement, to be borne solely and entirely by the party which has incurred such costs and expenses. The Merger Agreement provides, however, that each of Carey International and Parent shall pay one-half of (i) any fee payable pursuant to the HSR Act, and (ii) all costs and expenses related to the filing, printing and mailing of this Offer to Purchase, the Schedule TO and the proxy statement or information statement required to be filed with the Commission to consummate the Merger.

  The Merger Agreement requires Carey International to pay to Parent $7.5 million (the "Termination Fee") plus the Parent Expenses (as defined below) not to exceed $3.0 million in the event that the Merger Agreement is terminated (i) by Carey International if Carey International receives an Acquisition Proposal and the Board determines it would be inconsistent with its fiduciary duties not to terminate the Merger Agreement or (ii) by Parent due to: (a) the Board withdrawing, modifying or changing its approval or favorable recommendation of the Offer (except, in certain circumstances, as a result of the failure to obtain the Financing), (b) the Board recommending an Acquisition Proposal to its stockholders or taking any public position or making any disclosure to Carey International's stockholders which has the effect of doing any of the foregoing or (c) Carey International materially breaching its no solicitation covenant.

  In addition, the Merger Agreement requires Carey International to pay the Termination Fee and Parent Expenses (as defined below) to Parent upon the consummation of a Third Party Transaction (as defined below), in the event that (1) Carey International enters into a definitive agreement with respect to a Third Party Transaction within one year of termination of the Merger Agreement with a Third Person or any of its affiliates and other persons or entities acting in concert with them and an Acquisition Proposal had been publicly disclosed prior to the termination of the Merger Agreement and (2) the Merger Agreement is terminated either (a) by Carey International pursuant to the Offer expiring or terminating in accordance with its terms without any Shares being purchased thereunder as a result of the Minimum Condition failing to be satisfied by the Expiration Date as it may have been extended (other than as a result of a material or willful breach by Parent or Acquisition Company of their obligations under the Merger Agreement), or (b) by Parent pursuant to the Offer expiring or terminating in accordance with its terms without any Shares being purchased thereunder as a result of the Minimum Condition failing to be satisfied by the Expiration Date of the Offer as it may have been extended (other than as a result of a breach by Carey International of its no solicitation obligations) or if (A) prior to the closing of the Offer, the representations and warranties of Carey International set forth in the Merger Agreement shall not be true and accurate in all respects, and the effect thereof is a Company Material Adverse Effect, or (B) prior to the closing of the Offer, Carey International shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform was not remedied prior to the earlier of (x) ten days after Parent furnished Carey International with written notice of such breach or failure to perform or (y) two business days prior to the Expiration Date (as same may be extended in accordance with the Merger Agreement), and the effect thereof is a Company Material Adverse Effect; or (C) prior to the closing of the Offer, Carey International shall have incurred or shall have agreed to incur, or in the reasonable judgment of Parent Carey International is likely to incur, Company Expenses in excess of the Company Expense Cap; or (D) as of the closing of the Offer, there are any Undisclosed Securities; or (E) as of the closing of the Offer, the actual aggregate strike price of Company Options is less than the aggregate strike price set forth in a schedule attached to the Merger Agreement; provided, however, that with respect to the matters set forth in clauses (C), (D) and (E), Parent and Acquisition Company will not have the right to terminate the Merger Agreement pursuant to such clauses unless the sum of (x) the amount, if any, that Company Expenses exceed the Company Expense Cap, plus (y) the value (based on the Offer Price per share less any purchase price that must be paid with respect to the acquisition of such Undisclosed Securities) of any Undisclosed Securities, plus (z) the amount, if any, by which the actual aggregate strike price of Company Options is less than the aggregate strike price of Company Options set forth in a schedule to the Merger Agreement is greater than $500,000.

  For purposes of the Merger Agreement, the term "Third Party Transaction" means (1) a merger, consolidation or other business combination with a Third Person or any of its affiliates and other persons or entities acting in concert with them (collectively, a "Third Party Acquirer"), (2) the sale or transfer to such Third Party Acquirer of, or the acquisition of beneficial ownership by such Third Party Acquirer of, 40% or more of Company Securities, or (3) the sale or transfer of 40% or more (in market value) of the assets of Carey International and its subsidiaries on a consolidated basis, to any such Third Party Acquirer.

  The Merger Agreement also requires Carey International to pay the Termination Fee to Parent or if the Merger Agreement is terminated by Parent or Acquisition Company upon a Failure to Terminate Negotiations and, within one year after such a termination, Carey International enters into a Third Party Transaction with any person or entity (or any other person or entity acting in concert with such person or entity) with whom Carey International was holding discussions or negotiations at the time of termination of the Merger Agreement.

  In addition, the Merger Agreement requires Carey International, upon a Failure to Terminate Negotiations or in the event that the Merger Agreement is terminated (a) by Carey International or Parent because Carey International or Parent has been advised by the Financing sources that they will not provide the Financing contemplated by the Financing Commitment Letters as a result of a material breach of the Merger Agreement by Carey International (in the case of breaches of representations and warranties only if such breaches would individually or in the aggregate have a Company Material Adverse Effect) or
(b) by Parent if (A) prior to the closing of the Offer, the representations and warranties of Carey International set forth in the Merger Agreement shall not be true and accurate in all respects, and the effect thereof is a Company Material Adverse Effect, or (B) prior to the closing of the Offer, Carey International shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform was not remedied prior to the earlier of (x) ten days after Parent furnished Carey International with written notice of such breach or failure to perform or (y) two business days prior to the Expiration Date (as same may be extended in accordance with the Merger Agreement), and the effect thereof is a Company Material Adverse Effect; or (C) prior to the closing of the Offer, Carey International shall have incurred or shall have agreed to incur, or in the reasonable judgment of Parent Carey International is likely to incur, Company Expenses in excess of the Company Expense

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

Cap; or (D) as of the closing of the Offer, there are any Undisclosed Securities; or (E) as of the closing of the Offer, the actual aggregate strike price of Company Options is less than the aggregate strike price set forth in a schedule attached to the Merger Agreement; provided, however, that with respect to the matters set forth in clauses (C), (D) and (E), Parent and Acquisition Company will not have the right to terminate the Merger Agreement pursuant to such clauses unless the sum of (x) the amount, if any, that Company Expenses exceed the Company Expense Cap, plus (y) the value (based on the Offer Price per share less any purchase price that must be paid with respect to the acquisition of such Undisclosed Securities) of any Undisclosed Securities, plus (z) the amount, if any, by which the actual aggregate strike price of Company Options is less than the aggregate strike price of Company Options set forth in a schedule to the Merger Agreement is greater than $500,000, to pay to Parent all actual and reasonably documented expenses incurred by or on behalf of Parent, its members or Acquisition Company in connection with or in anticipation of the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including all fees and expenses of outside counsel, experts, Financing sources, investment bankers, accountants and consultants incurred by Parent in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of the transactions contemplated by the Merger Agreement (the "Parent Expenses") not to exceed $3.0 million.

  In the Merger Agreement, Carey International acknowledges that, at any time after the Effective Time, Parent may cause Carey International to pay or reimburse or cause to be paid or reimbursed in cash all expenses incurred by or on behalf of Parent relating to the Offer and the Merger, including a transaction fee payable to Chartwell.

The Stock Option Agreement.

  Grant of Stock Option. Pursuant to the Stock Option Agreement and subject to the terms and conditions thereof, Carey International granted to Acquisition Company the Acquisition Company Option to purchase the Acquisition Company Option Shares at the Offer Price.

  Exercise of Stock Option. The Stock Option Agreement provides that, subject to the conditions set forth in the Stock Option Agreement and any additional requirements of law, the Acquisition Company Option may be exercised by Acquisition Company, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below) and that Acquisition Company will exercise the Acquisition Company Option if the results thereof would permit the Short Form Requirement to be met (subject to applicable Nasdaq National Market rules). For the purpose of the Stock Option Agreement, a "Top-Up Exercise Event" occurs on the day of the closing of the Offer; provided that Acquisition Company has accepted for payment pursuant to the Offer Shares satisfying the Minimum Condition, and the "Top-Up Termination Date" occurs upon the first to occur of the following: (i) the Effective Time; (ii) the date which is five business days after the occurrence of a Top-Up Exercise Event (or such later date on which the closing of the purchase of the Acquisition Company Option Shares may be consummated pursuant to the Stock Option Agreement); and (iii) the termination of the Merger Agreement.

  Conditions to Closing. The Stock Option Agreement provides that the obligation of Carey International to deliver Acquisition Company Option Shares upon the exercise of the Acquisition Company Option is subject to the following conditions: (i) all waiting periods, if any, under the HSR Act applicable to the issuance of the Acquisition Company Option Shares have expired or have been terminated; (ii) there being no injunction or other final non-appealable judgment by a court of competent jurisdiction preventing or prohibiting the exercise of the Acquisition Company Option or the delivery of the Acquisition Company Option Shares; and (iii) such exercise not violating the Nasdaq National Market rules then applicable to Carey International.

  Representations and Warranties. The Stock Option Agreement contains various representations and warranties of the parties thereto, including representations by Carey International as to Carey International's corporate organization, authority relative to the Stock Option Agreement and authority to issue the Acquisition Company Option Shares, the absence of any conflicts and the making or obtaining of all applicable filings and consents.

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

  Covenants of Carey International. Pursuant to the Stock Option Agreement, Carey International has agreed (i) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any covenants, stipulations or conditions to be observed or performed by Carey International pursuant to the Stock Option Agreement and
(ii) promptly to take all actions as may from time to time be required in order to permit Acquisition Company to exercise the Acquisition Company Option and Carey International to issue the Acquisition Company Option Shares pursuant thereto.

Management Agreements.

  In connection with entering into the Merger Agreement, Carey International plans to enter into an employment agreement with Vincent A. Wolfington, Carey International's Chairman and Chief Executive Officer, and into a consulting agreement with Don R. Dailey. The agreements will replace the prior agreements between Carey International and those executives.

  Wolfington Employment Agreement. Carey International and Mr. Wolfington plan to enter into a four-year employment agreement providing for Mr. Wolfington's continued employment as Carey International's Chairman and Chief Executive Officer. The agreement will provide that both Mr. Wolfington and one other individual designated by him will be elected to the board of directors of Cary International. The term of the agreement will commence upon the closing of the Merger and will automatically be extended from year to year thereafter, unless terminated by either party by giving notice at least 120 days prior to the end of the initial term or any renewal term. Mr. Wolfington's initial base salary will be set at $500,000 per year. He will also be eligible to participate in Carey International's bonus plan, provided, however, that he will be entitled to a minimum bonus to be agreed upon. Mr. Wolfington will also be entitled to receive the same benefits as he is currently entitled to or as may be added from time to time.

  Under the terms of the agreement, Mr. Wolfington will receive, at the closing of the Merger, an option to acquire 6% of the common stock of Carey International at an exercise price per share equal to the fair market value of Carey International common stock on the date of the grant. The option will vest as to 33 1/3% of the option shares on the date of the grant and as to an additional 22.22% of the option shares on each of the first, second and third anniversaries of the grant. The option will also vest in full upon the termination of Mr. Wolfington's employment (i) by Carey International without "cause" (as defined in the agreement); (ii) upon his death or disability;
(iii) by Mr. Wolfington for "good reason" (as defined in the agreement); or
(iv) upon a "liquidity event" (as defined in the agreement). Carey International will maintain adequate life insurance for the benefit of Mr. Wolfington to pay the aggregate exercise price of the option in the event of his death.

  Mr. Wolfington will rollover his current equity ownership in Carey International into a common equity interest in Carey International, as the Surviving Corporation, in accordance with a letter agreement with Acquisition Company. Carey International will also make a $4.0 million non-recourse loan available to Mr. Wolfington which will be secured by his equity interest in Carey International. The loan will bear interest equal to the cost of funds in the Term Loans (as defined herein), which will accrue annually but will not be paid until the loan matures. The loan will mature on the earlier of (i) the end of the lock-up period following an initial public offering when Mr. Wolfington can freely sell his shares; (ii) the sale of substantially all of the assets or common stock of Carey International; or (iii) the termination of Mr. Wolfington's employment for cause. The loan may be prepaid without penalty at any time.

  In the event Mr. Wolfington's employment agreement is terminated by Carey International without "cause" or by Mr. Wolfington for "good reason," Mr. Wolfington will be entitled to receive (a) salary continuation at his annual base salary then in effect for the remaining term of the agreement or three years, whichever is longer; and (b) continuation of health benefits available to him under the terms of applicable benefit plans and programs in which he participates for the remaining term of the agreement or three years, whichever is longer. In the event the agreement is terminated upon Mr. Wolfington's disability, Mr. Wolfington will be entitled to salary continuation and continuation of benefits available to him under the terms of the applicable benefit plans and

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

programs in which he participates on the termination until he becomes eligible for disability income under Carey International's long-term disability income plan. In the event the agreement is terminated upon Mr. Wolfington's death, his beneficiary will be entitled to receive a lump sum equal to the remaining base salary to which he would have been entitled had he remained employed through the current term. In the event the agreement is terminated because of Carey International's failure to renew it, Carey International will be required to pay Mr. Wolfington his base salary for two years following his termination.

  Mr. Wolfington will be deemed to terminate his employment agreement with "good reason" in the event there is: (a) any material adverse change in his job title, status or responsibility including diminution of duties; (b) any reduction in his base salary, unless he agrees to such reduction; (c) a material breach of the employment agreement by Carey International; (d) a relocation of Mr. Wolfington's primary place of employment, without his consent, to a location more than 50 miles away; (e) the failure by Carey International to continue in effect any benefit, retirement or compensation plan in which Mr. Wolfington participates, or the taking by Carey International of any action that would adversely affect his participation in or reduce his benefits under any such plans or deprive him of any fringe benefit or prerequisite; (f) the failure of Carey International to obtain an assumption and agreement to perform the employment agreement by a successor to Carey International; or (g) a "change in control" of Carey International (as defined in the agreement).

  The agreement will contain standard non-competition and non-solicitation clauses that apply during the period of Mr. Wolfington's employment and for a period of three years thereafter. If, however, Mr. Wolfington is terminated due to Carey International's failure to renew the agreement, the non-competition and non-solicitation clauses will apply for two years following his termination. The agreement will also provide that during the term of the agreement and following the termination of his employment, Mr. Wolfington may not disclose any confidential information or trade secrets without Carey International's written consent (other than information that becomes public knowledge by means other than Mr. Wolfington's breach of the confidentiality provision or as otherwise may be required by legal process). Mr. Wolfington must return all Carey International property upon the termination of his employment. The agreement will provide that any intellectual property developed by Mr. Wolfington during the term of his employment will be sole and exclusive property of Carey International. It will also provide that Carey International will indemnify Mr. Wolfington against damages and expenses in connection with any action or proceeding to which he is made or threatened to be made a party by reason of the fact that he is an employee or director of Carey International (with certain specified exceptions). The new agreement will supersede and replace the existing employment agreement between Mr. Wolfington and Carey International.

  Dailey Retirement and Consulting Agreement. Carey International and Don R. Dailey plan to enter into a retirement and consulting agreement providing for Mr. Dailey's retirement and provision of consulting services to Carey International. The term of the agreement will commence upon the closing of the Merger and continue until the earlier of (a) the third anniversary of its commencement; (b) Mr. Dailey's termination for cause; or (c) Mr. Dailey's death. Mr. Dailey will be paid consulting fees of $200,000 during the first year, $150,000 during the second year and $100,000 during the third year of the agreement (or a pro rata amount thereof in the event of an earlier termination of the agreement).

  During the term of the agreement, Mr. Dailey will be reimbursed for all travel and related expenses incurred during the performance of his duties. During the term of the agreement, Mr. Dailey will be provided with health and life insurance benefits on an enhanced basis from those he currently receives. Carey International may satisfy part of this obligation with respect to health insurance by paying Mr. Dailey's COBRA continuation coverage premiums. During the term of the agreement, Mr. Dailey will also be entitled to receive the same automobile allowance, including insurance, and use of Carey International's car service as he currently receives. Mr. Dailey will not, however, be permitted to participate in any of Carey International's employee benefit plans unless their express terms provide eligibility for consultants and Mr. Dailey meets the eligibility criteria.

  The agreement will provide that in consideration of a payment of $50,000, during the term of the agreement and for one year thereafter, Mr. Dailey will not directly or indirectly compete with Carey International without

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

the prior written consent of Carey International. The agreement will also contain a standard non-solicitation clause that will apply during the term of the agreement and for a period of one year thereafter. The agreement will also provide that during the term of the agreement and following the termination of his services, Mr. Dailey may not disclose any confidential information or trade secrets without Carey International's written consent and that he must return all Carey International property upon the termination of his services.

Option Exercise Agreements.

  In connection with the Merger Agreement and in addition to the employment and severance agreements discussed above, Carey International, Acquisition Company and the following officers and directors of Carey International who own Company Options (the "Option Holders") have agreed to enter into Option Exercise Agreements: Vincent A. Wolfington, Don R. Dailey, Richard A. Anderson Jr., David H. Haedicke, Gary L. Kessler, Devin J. Murphy, Sally A. Snead, Guy
C. Thomas, Eugene S. Willard and John C. Wintle.

  Exercise of Options and Sale of Option Shares. Pursuant to the Option Exercise Agreements, each Option Holder will agree that immediately prior to the Effective Time of the Merger, such Option Holder will exercise all Company Options granted to the Option Holder that have a per Share exercise price (the "Exercise Price") less than the Offer Price (the "In-the-Money Options") and upon consummation of the Offer, if requested by Acquisition Company, sell to Acquisition Company the shares issued upon exercise of the In-the-Money Options. The aggregate Exercise Price the Option Holder will pay for the Shares issued to the Option holder upon exercise of the In-the-Money-Options will be paid in the form of (i) a cash payment in an amount equal to the product of (a) the number of Option Exercise Shares and (b) the par value of such Option Exercise Shares (the "Cash Exercise Price") and (ii) a promissory note in a principal amount equal to the number of Option Exercise Shares multiplied by the Exercise Price minus the Cash Exercise Price. Acquisition Company will pay for the Option Exercise Shares with a promissory note in a principal amount equal to the product of the Offer Price multiplied by the number of Option Exercise Shares purchased.

  Cancellation of Options. Pursuant to the Option Exercise Agreements, Carey International will, upon consummation of the Merger, cancel all of the Option Holders' Company Options that are not In-the-Money Options (the "Out-of-the-Money Options") and all remaining In-the-Money-Options, if any. In exchange for agreeing to the cancellation of such Company Options, each Option Holder will receive a cash payment equal to the product, for each Company Option, of
(a) the Offer Price less the Exercise Price per Share for each Company Option cancelled and (b) the number of Shares subject to such Company Option.

  Agreement to Tender Shares. Unless otherwise requested to do so by Acquisition Company, each Option Holder will agree not to tender pursuant to the Offer any Shares (other than Option Exercise Shares) owned by such Option Holder. In the event that an Option Holder is so requested by Acquisition Company, each Option Holder will agree to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer (provided that the Offer is commenced and not amended in a manner adverse to such Option Holder), not later than the Expiration Date, the Shares (other than Option Exercise Shares) owned by such Option Holder.

  Waiver and Release. By executing the Option Exercise Agreements, each Option Holder will acknowledge the effects of and consent to the exercise and/or cancellation of Company Options, and upon exercise and/or cancellation of Company Options waive all rights and benefits associated with Company Options. Each Option Holder will also unconditionally release and discharge Carey International, Acquisition Company, Parent and their respective directors, officers, employees, agents and assigns from all liabilities arising or in any way related to the plans or Company Options.

  Representations, Warranties and Covenants. The Option Exercise Agreements contain various representations, warranties and covenants of the parties thereto, including representations by each Option Holder as to the Option Holder's ownership of Company Options and the Shares, authority relative to the Option Exercise Agreements, the absence of any conflicts and the absence of any encumbrances on the Option Holder's securities. Each Option Holder will also agree not to transfer any of the Option Holder's securities, not to grant

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

any proxies or enter into any voting agreements with respect to the Option Holder's securities, not to take any action inconsistent with the representations or warranties in the Option Exercise Agreements and not to acquire any of Carey International's securities. In addition, each Option Holder will waive any appraisal rights with respect to the Merger.

Management Consulting Agreements.

  Carey International and Chartwell intend to enter into a ten-year management consulting agreement (the "Carey International/Chartwell Management Consulting Agreement") pursuant to which Chartwell will provide Carey International with management consultant and advisory services. The term of the agreement will commence on the date of the closing of the Merger Agreement and continue through the period ending on the tenth anniversary of such date. The agreement will automatically renew for additional one-year terms unless Carey International gives Chartwell notice that it will not review the agreement at least 60 business days prior to the date on which the agreement would have otherwise renewed. Chartwell will perform all consultant and advisory services as an independent contractor to Carey International and the agreement will in no way prohibit Chartwell from engaging in other activities, whether or not competitive with any business of Carey International.

  As compensation for the services provided under the agreement, Carey International will pay Chartwell a fee equal to the greater of (i) $650,000 and (ii) 2% of Carey International's consolidated EBITDA for each fiscal year of Carey International during the term of the agreement. In addition, Carey International will be required to reimburse Chartwell for all out-of-pocket costs and expenses reasonably incurred by Chartwell in connection with the provision of services under the agreement. The agreement may be terminated at Carey International's option upon 30 days prior notice to Chartwell. In such event, Carey International will be required, within five business days, to pay Chartwell an amount equal to the amount of compensation Chartwell would have received under the agreement, had the agreement not been terminated until the date on which it would have expired, had it not renewed.

  Carey International and Ford also will enter into a ten-year management consulting agreement. The material terms of the agreement will be substantially identical to the Carey International/Chartwell Management Consulting Agreement except that (i) Ford will receive a fee of $250,000 for each fiscal year of Carey International during the term of the agreement and
(ii) the agreement will terminate on such date that Ford no longer has all of its common stock investment in Parent.

8. Interests of Certain Persons in the Transaction.

  In considering the recommendations of the Board, the stockholders should be aware that certain directors and officers of Carey International have interests in the Transaction different from those of stockholders generally which may present such persons with certain potential conflicts of interest. These interests are described below.

  Equity Participation by Directors and Executive Officers of Carey International. As of July 24, 2000, the directors and executive officers of Carey International, as a group, beneficially owned an aggregate of 312,534 outstanding Shares (representing 3.2% of the then outstanding Shares) as more fully described on Schedule I hereto. All such directors and executive officers whose Shares are tendered in the Offer or are purchased pursuant to the Option Exercise Agreements will receive in the Transaction the same per Share consideration for their Shares as the public stockholders will receive for their Shares in the Offer and the Merger. In the aggregate, the directors and executive officers of Carey International (other than, with respect to the Management Investors, the amount of their outstanding Shares that will be converted or rolled over into common stock of the Surviving Corporation), will be entitled to receive approximately $3,872,121 in cash for their outstanding Shares upon consummation of the Transaction.

  As of July 24, 2000, the directors and executive officers of Carey International, as a group, had Company Options to acquire an aggregate of 1,375,363 Shares. All directors and executive officers of Carey International are entitled to receive in the Transaction the same net consideration for such Company Options as if they exercised such Company Options and tendered them in the Offer. In the aggregate, the directors and executive officers of Carey International (other than, with respect to the Management Investors, the amount from their

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

Company Options that will be rolled over into shares of the Surviving Corporation), will be entitled to receive approximately $4,137,470 (before any withholding taxes) for their Company Options upon consummation of the Transaction.

  The Management Investors, consisting of Vincent A. Wolfington, Richard A. Anderson, Jr., David H. Haedicke, Gary L. Kessler, Devin J. Murphy, Sally A. Snead, Guy C. Thomas, Eugene S. Willard and John C. Wintle, will have certain of their Shares (including Shares acquired upon the exercise of Company Options) converted pursuant to the Merger Agreement into common stock of the Surviving Corporation or will rollover the consideration to be received in respect of their Company Options to purchase common stock of the Surviving Corporation equaling a total of approximately 8.0% of the Surviving Corporation. Mr. Wolfington will convert 100,363 currently outstanding Shares plus 167,539 Shares acquired (net of exercise price) upon the exercise of Company Options (or rollover the consideration to be received in respect of such Shares) into shares of the Surviving Corporation. The eight other Management Investors will convert an aggregate of 42,967 Shares acquired (net of exercise price) upon the exercise of Company Options (or rollover the consideration to be received in respect of such Shares) into common stock of the Surviving Corporation. The Management Investors have the right prior to the closing of the Offer to elect to increase the number of Shares that will be converted or rolled over into common stock of the Surviving Corporation. If they elect to do so, the number of Shares (including Shares acquired upon the exercise of Company Options) presented above as being converted or rolled over would increase. The Management Investors will receive certain stockholder rights with regard to common stock of the Surviving Corporation and will be subject to standard obligations customarily provided for in similar transactions including calls, puts upon termination for cause or without good reason, rights of first refusal and registration rights.

  Change of Control Payments. Messrs. Wolfington and Dailey each will be entitled to receive $1.25 million within ten days after the closing of the Offer pursuant to change of control provisions in their respective employment agreements with Carey International dated as of May 12, 2000. In the event that the payment of this amount to either officer would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties with respect to such excise tax, Messrs. Wolfington and Dailey will be entitled to receive an additional "gross-up" payment in an amount such that, after payment by the officer of all taxes (including any interest or penalties imposed with respect to such taxes), including any excise tax imposed by the gross-up payment, the officer will retain a net amount equal to the excise tax imposed (and any interest and penalties) upon the payment. Messrs. Haedicke, Murphy, Thomas, Willard and Wintle and Ms. Snead are entitled to receive an aggregate of $1.2 million within ten days following the closing of the Offer pursuant to change of control agreements with Carey International dated May 12, 2000. If by reason of Section 280G of the Code, the change of control payment to any of these executive officers exceeds the amount which can be deducted by Carey International, such payment shall be reduced to the maximum which can be deducted by Carey International.

  Additional Option-Related Compensation. Messrs. Anderson, Haedicke, Kessler, Murphy, Thomas, Willard and Wintle and Ms. Snead will receive an aggregate of $1.5 million following the Effective Time of the Merger as compensation for Plan Options that the Compensation Committee of the Board intended to grant on May 3, 2000, but was unable to do so without stockholder approval increasing the number of Shares available for grant under plans in which officers are eligible to participate.

  Fee to Special Committee Members. The Board appointed the Special Committee, composed of its independent directors, Messrs. Cox, Meyer, St. George and Vittoria, to negotiate the terms of the Merger Agreement and the Transaction and determine if the Merger Agreement and the Transaction are in the best interests of Carey International and its stockholders. As compensation for their services on the Special Committee, each of the four members thereof will receive a fee of $50,000 following the Effective Time of the Merger.

  Directors' Deferred Compensation Plan. As of July 24, 2000, an aggregate of 13,344 phantom Shares had accumulated under Carey International's deferred compensation plan for directors for the benefit of Messrs. Cox, Meyer, St. George and Vittoria. Unless the directors request to be paid the value of their phantom Shares account in cash prior to the Effective Time and Carey International approves that request, the phantom Shares accumulated

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in the accounts of Messrs. Cox, Meyer, St. George and Vittoria will be converted into the right to receive an aggregate of $243,528 at the Effective Time. See Schedule IV--"Compensation of Directors."

  Option Repricing and Acceleration. In order to satisfy a condition to Acquisition Company's execution of the Merger Agreement, on July 15, 2000 the Board accelerated, effective immediately before the execution of the Merger Agreement, the vesting of all previously unvested Company Options held by the executive officers (including the Management Investors) and all other holders of unvested Company Options (which did not include any members of the Special Committee) with the effect that all Company Options that were not previously fully exercisable became so. In all, Company Options to purchase Shares held by executive officers that were not previously exercisable became fully exercisable immediately before the execution of the Merger Agreement. On May 3, 2000, the Compensation Committee of the Board repriced Company Options to purchase 346,147 Shares, at exercise prices ranging from $10.50 to $19.25 per Share, to $8.25, the market price at the date of repricing. With the exception of one executive officer's Company Option to purchase 10,000 Shares and one non-executive officer Management Investor's Company Option to purchase 10,000 Shares, no Company Options held by executive officers or Management Investors were repriced in May 2000.

  Legal Services Provided by Director. Certain legal services are provided to Carey International from time to time by the law firm of Baker & McKenzie, of which Mr. Meyer is currently a partner. Since December 1, 1999, Carey International has paid or accrued the payment to Baker & McKenzie of approximately $345,000 for legal services.

  Post-Effective Time Compensation. Following the Effective Time, select members of the management group of Carey International, as determined by the Board and a representative selected by Parent, will participate in an annual bonus pool plan maintained by Carey International. Participants will be allocated a certain percentage of the bonus pool on an annual basis. Such bonus pool shall consist of 2% of Carey International's of stock options to management annual EBITDA.

  In addition, following the Effective Time, Carey International will establish a stock option plan, pursuant to which Carey International will reserve 10% of its outstanding stock for grant of stock options to management (in addition to two options to be granted to Mr. Wolfington to purchase 6% of its outstanding stock). It is anticipated that 50% of the options granted to the management group (other than Mr. Wolfington) shall vest ratably over a four year period. The remaining 50% of such options will vest only if Chartwell achieves at least a 28% net internal rate of return ("IRR") on its total investment in Carey International ("Performance Options"). However, if the IRR is at least 25%, but less than 26%, 25% of the Performance Options shall vest; if the IRR is at least 26%, but less than 27%, 50% of the Performance Options shall vest; and if the IRR is at least 27%, but less than 28%, 75% of the Performance Options shall vest.

  In connection with entering into the Merger Agreement, Carey International plans to enter into an employment agreement with Mr. Wolfington and into a consulting agreement with Mr. Dailey. The agreements will replace the prior agreements between Carey International and those executives. See "SPECIAL FACTORS -- The Merger and Related Documents -- Management Agreements."

  Intent to Tender. To Carey International's knowledge, after reasonable inquiry, all of the directors and executive officers of Carey International who own Shares intend to tender their Shares in the Offer, except that those executive officers who are parties to the Option Exercise Agreements will tender their shares pursuant to the terms of those agreements.

  Indemnification. Under the Merger Agreement, Parent and Acquisition Company agree that for a period of six years from the Effective Time, the Surviving Corporation will maintain all rights to indemnification now existing in favor of the current or former directors, officers, employees and fiduciaries of Carey International as provided in Carey International's certificate of incorporation and by-laws or otherwise in effect under any agreement on the date of the Merger Agreement. In addition, under the Merger Agreement, Parent and Acquisition Company agree that the certificate of incorporation and by-laws of the Surviving Corporation and its subsidiaries shall contain the provisions with respect to exculpation and indemnification set forth in Carey International's or its subsidiaries' certificates of incorporation and by-laws on the date of the Merger Agreement and that such provisions shall not be amended, repealed or otherwise modified for a period of six years after the Acceptance Date in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of Carey International in respect of actions or omission occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law.

  The Merger Agreement requires each of the Surviving Corporation and its subsidiaries to at all times exercise the powers granted to it by its certificate of incorporation, its by-laws, and by applicable law to indemnify and hold harmless to the fullest extent permitted by applicable law present or former directors, officers, employees and fiduciaries and agents of Carey International or its subsidiaries against any threatened or actual claim, action, suit, proceeding or investigation made against them arising from their service in such capacities (or service in such capacities for another enterprise at the request of Carey International or any of its subsidiaries) prior to and including the Effective Time, including, without limitation, with respect to matters relating to the Merger Agreement.

  The Merger Agreement also requires the Surviving Corporation to provide, for not less than six years from the Effective Time, Carey International's current and former directors and officers with an insurance and indemnification "tail" policy with respect to matters occurring prior to the Effective Time that is no less favorable than Carey International's existing policy or, if substantially equivalent insurance coverage is not available, the best coverage that is similar thereto, provided that the Surviving Corporation is not required to pay a premium in excess of 150% of the last annual premium paid by Carey International prior to the date of the Merger Agreement and provided further that, if the Surviving Corporation is unable to obtain such insurance for such premium, it will obtain as much coverage as possible for a premium equal to such maximum amount.

  Board's Awareness of Potential Conflicts of Interest. The Board was aware of the actual and potential conflicts of interest described above and considered them along with the other matters described under "SPECIAL FACTORS --
 Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement and Related Documents."

9. Financing of the Transaction.

  The Offerors estimate that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger, to acquire all securities of Carey International pursuant to the Carey Purchase Agreements, to refinance approximately $35.2 million of existing indebtedness of Carey International and its subsidiaries, and to pay all related costs and expenses will be approximately $255.0 million. The Offerors expect to obtain these funds from borrowings by Carey International under the Senior Credit Facility, the issuance by Carey International of the Senior Sub Notes and the capitalization of Acquisition Company through the Capital Contribution of $98.5 million by Parent. Parent will obtain $53.5 million of the funds for the Capital Contribution from Holdings and $45.0 million from Ford.

Senior Credit Facility.

  It is expected that a definitive agreement for the Senior Credit Facility will be entered into with the Lenders based on the following terms set forth in the Senior Credit Facility Commitment Letter. The Senior Credit Facility will be composed of (i) a 5 1/2 year $25.0 million revolving credit facility (the "Revolving Credit Facility"); (ii) a $40.0 million 5 1/2 year amortizing term loan facility (the "A Term Loan"); (iii) a $60.0 million 6 1/2 year amortizing term loan facility (the "B Term Loan" and, together with the A Term Loan, the "Term Loans"); and (iv) a $35.0 million 5 1/2 year acquisition facility (the "Acquisition Facility," and, together with the Term Loans and the Revolving Credit Facility, the "Facilities").

  Except in the event that the Short Form Requirement is not met, the Term Loans must be drawn in full in a single draw on the date of the initial funding of the Facilities and may only be used to refinance directly or indirectly existing debt and finance the Offer and the costs, fees and expenses associated therewith. The aggregate principal of the Term Loans may, at the option of the Lenders, be increased by an amount of up to $10.0 million in order to provide additional funding to refinance indebtedness incurred under Carey International's existing credit facility for acquisitions. The Term Loans are to be repaid on a quarterly basis with annual principal reductions as described below. To the extent repaid, Term Loans may not be reborrowed.

  Borrowings under the Revolving Credit Facility after the closing of the Offer may be used to fund the Merger, to refinance existing debt, for working capital and other general corporate needs of Carey International and its subsidiaries, including the funding of acquisitions. Under certain conditions, borrowings under the Revolving Credit Facility may be used to fund payments to dissenting stockholders in the Merger. The Revolving Credit Facility will be made available to Carey International in the form of revolving credit loans (the "Revolving Loans") with sublimits available thereunder for letters of credit and swingline loans.

  Borrowings under the Acquisition Facility may be used to fund acquisitions by Carey International and its subsidiaries and will be available on a delayed-draw basis. Amounts repaid under the Acquisition Facility may not be reborrowed.

  Interest Rate and Fees. Until ten days after Carey International delivers to the administrative agent its financial statements for the fiscal quarter ending after the closing of the Senior Credit Facility (the "Senior Credit Facility Closing Date"), the Revolving Credit Facility, the Acquisition Facility and the A Term Loan will bear interest at a rate per annum equal to, at Carey International's election, (i) the applicable LIBOR rate, plus a margin equal to 3.50%, or (ii) the higher of (a) First Union's prime commercial lending rate as announced from time to time or (b) the federal funds rate plus 0.50% (such higher rate, the "Base Rate"), plus a margin equal to 2.0%. The B Term Loan will bear interest at a rate per annum equal to, a floating rate equal to, at Carey International's election, (i) the applicable LIBOR rate, plus a margin equal to 4.0%, or (ii) the Base Rate plus a margin equal to 2.5%.

  Upon Carey International's delivery to the administrative agent of its financial statements for the fiscal quarter ending after the Senior Credit Facility Closing Date, the applicable margins for each of the Facilities will be adjusted based on Carey International's consolidated financial performance for the trailing four quarters most recently ended.

  From and after ten days after the delivery of Carey International's financial statements for the fiscal quarter following the Senior Credit Facility Closing Date, the Revolving Credit Facility, the Acquisition Facility and the A Term Loan will bear interest at a rate per annum equal to, at Carey International's election, (i) the applicable LIBOR rate, plus a margin ranging from 2.75% to 3.75%, based on Carey International's consolidated financial performance for the trailing four quarters most recently ended, or (ii) the Base Rate, plus a margin ranging from 1.25% to 2.25%, based on Carey International's consolidated financial performance for the trailing four quarters most recently ended. The B Term Loan will bear interest at a rate per annum equal to, at Carey International's election, (i) the applicable LIBOR rate, plus a margin ranging from 3.75% to 4.25%, based on Carey International's consolidated financial performance for the trailing four quarters most recently ended, or (ii) the Base Rate, plus a margin ranging from 2.25% to 2.75%, based on Carey International's consolidated financial performance for the trailing four quarters most recently ended.

  If there is a continuing event of default under the Senior Credit Facility, the applicable interest rates and letter of credit fees shall be increased by two percent per annum above the rates of interest or the rate of the letter of credit fees otherwise applicable, and all outstanding obligations shall bear interest at this default rate, as applicable.

  Carey International will pay certain fees in connection with the Senior Credit Facility, including, without limitation, (i) arrangement fees, (ii) agency fees, (iii) letter of credit fees and (iv) commitment fees. The commitment fees will accrue on the unutilized total commitments under the Senior Credit Facility at a per annum rate of 0.50% and 0.75% for the Revolving Credit Facility and the Acquisition Facility, respectively.

Commitment fees will accrue on the unutilized total commitments under the Term Loans at a per annum rate of 0.50% until the earlier to occur of (i) the Effective Date or (ii) September 30, 2000. After such date, the per annum rate shall be 1.0%

  Scheduled Amortization. The A Term Loans will amortize quarterly over 5 1/2 years with 30.0% of the total amortization occurring over the first three years, and increasing pursuant to a schedule with 70.0% of the total amortization occurring over the last 2 1/2 years of the A Term Loan. The B Term Loan will amortize quarterly over 6 1/2 years with 5.5% of the total amortization occurring over the first 5 1/2 five years and 94.5% of the total amortization occurring in the last year of the B Term Loan. The Acquisition Facility will amortize quarterly over 5 1/2 years with no annual amortization in the first two years, 30.0% of the total amortization occurring over the third and fourth years and 70.0% of the total amortization occurring in the last 1 1/2 years of the Acquisition Facility.

  Mandatory Prepayments. Subject to certain standard exceptions, mandatory prepayments of the Facilities will be required to be made (i) with 75% of all excess cash flow, which percentage will be reduced to 50% whenever the leverage ratio of Carey International is less than a level to be agreed upon,
(ii) with 100% of certain permitted new debt or equity issuances (net of commissions, expenses and other costs), (iii) with 100% of permitted asset sales (net of commissions, expenses and other costs) (other than the sale of inventory in the ordinary course and certain other exceptions), and (iv) subject to exceptions for repairs and replacements, all net insurance proceeds or other awards payable in connection with the loss, destruction or condemnation of any assets of Carey International or any of its subsidiaries.

  Conditions Precedent to Closing of Senior Credit Facility. The availability of the Senior Credit Facility will be subject to the satisfaction of conditions precedent typical for this type of facility, including, but not limited to, the following: (i) the administrative agent shall be satisfied that all of the obligations to prior lenders (other than miscellaneous indebtedness acceptable to the administrative agent) will be repaid in full from the proceeds of the Term Loans and the initial Revolving Loan and all liens in favor of prior lenders will be terminated immediately upon such payment (with certain agreed exceptions for existing indebtedness), (ii) all necessary material governmental and third party waivers, consents and approvals in connection with the Senior Credit Facility and the Offer shall have been obtained and remain in effect, (iii) there shall not have occurred since November 30, 1999, (a) any material adverse change in the condition (financial or otherwise), operations, properties, prospects or business of Carey International and its subsidiaries, or (b) any event, condition or state of facts that could reasonably be expected to have such a material adverse change, (iv) each of the loans under the Senior Credit Facility shall have been rated by a nationally recognized rating agency, (v) the Offer and each of the other transactions contemplated thereby (other than the Merger unless the Short Form Requirement has been met) shall have been consummated or will be contemporaneously consummated on the closing date, (vi) Acquisition Company shall have received at least $105.5 million of equity on terms acceptable to the administrative agent and Carey International shall have issued the Senior Sub Notes, (vii) there shall have been no material change in loan syndication, financial or capital market conditions that, in the judgment of the administrative agent, would impair the syndication of the loans, (viii) the administrative agents shall be satisfied that the aggregate purchase price for all of the issued and outstanding Shares of Carey International acquired pursuant to the Offer and the Merger will not exceed $220.0 million (before giving effect to proceeds to Carey International from the exercise of options and warrants), and the purchase price for any Share shall not exceed $18.25,
(ix) the administrative agent shall be satisfied that the aggregate fees and expenses of Parent and Acquisition Company payable in connection with the Transaction will not exceed an amount reasonably acceptable to the administrative agreement, and (x) in the event the Short Form Requirement is not met, Acquisition Company shall have accepted for payment and acquired tendered Shares representing not less than 50.1% of the aggregate voting power of all outstanding shares of Carey International entitled to vote in connection with the approval of the Merger.

  Guaranty. All obligations of Carey International under the Senior Credit Facility will be unconditionally guaranteed by Parent and each of Carey International's direct and indirect current and future domestic subsidiaries (collectively, the "Guarantors").

  Security. The obligations of Carey International and the Guarantors under the Senior Credit Facility will be secured by a first priority perfected security interest (subject to certain permitted liens agreed upon) in (i) 100% of the capital stock of Carey International owned by Parent and each direct and indirect current and future subsidiary (65% of such subsidiary's capital stock in the case of foreign subsidiaries) of Carey International and (ii) all other available assets of Carey International and each Guarantor, other than exceptions customary for transactions of this type.

  Representations and Warranties. The Senior Credit Facility will contain representations and warranties customary for this type of facility, including without limitation representations and warranties regarding organization and power, absence of violation of organizational documents, other agreements and applicable laws, absence of material litigation, obtaining of government approvals, subsidiaries, payment of taxes, authorization and enforceability of the credit documents, full disclosure, margin securities, ERISA matters, solvency, accuracy of financial statements, absence of material adverse change, title to and sufficiency of assets, real estate, intellectual property, governmental permits and licenses, insurance, compliance with laws, environmental matters, validity and perfection of security interests, and material contracts.

  Financial Covenants. The Senior Credit Facility will contain financial covenants customary for transactions of this type including, but not limited to, the following: (i) a maximum total leverage ratio, (ii) a maximum senior leverage ratio, (iii) a maximum fixed charge coverage ratio, (iv) a maximum interest coverage ratio, and (v) a minimum annual capital expenditures.

  Other Covenants. The Senior Credit Facility will contain covenants typical for this type of facility. Such covenants include, but are not limited to, the following: (i) restrictions on indebtedness and liens (including negative pledges), (ii) restrictions on consolidations, mergers, acquisitions and dispositions of assets and sale-leaseback transactions, (iii) restrictions on joint ventures, acquisitions and other investments, (iv) restrictions on dividends, redemptions and distributions with respect to capital stock and redemptions and prepayments of subordinated debt, (v) restrictions on transactions with affiliates, (vi) restrictions on changes in lines of business (including any change in the passive status of Parent), (vii) restrictions on amendments to subordinated debt and equity documents, and
(viii) restrictions on other negative pledges, changes in accounting policies and changes in fiscal year.

  Events of Default. The Senior Credit Facility will contain events of default typical for these types of facilities. Such events of default include, but are not limited to, the following: (i) non-payment of amounts under the Senior Credit Facility, (ii) any material misrepresentation in any of the agreements related to the Senior Credit Facility, (iii) covenant defaults, (iv) cross-defaults to other material indebtedness, (v) judgment liens or ERISA events,
(vi) insolvency or bankruptcy proceedings, and (vii) a change of control of Carey International, in each case, subject to specified grace periods, exceptions and/or thresholds.

Subordinated Note Agreement.

  It is expected that a definitive agreement for the purchase of the Senior Sub Notes (the "Subordinated Note Agreement") will be entered into based on the following terms set forth in the Senior Sub Note Commitment Letter. Under the terms of the Subordinated Note Agreement, the Senior Sub Note Purchasers will agree to purchase $40.0 million in original principal amount of Carey International's 17% Senior Sub Notes which will mature seven years from the Senior Sub Note Closing (as defined below). The proceeds from the Senior Sub Notes may only be used to finance the Offer and the Merger, to refinance existing debt, to provide general working capital, to provide capital for general corporate purposes and to pay any fees and expenses incurred in connection with these matters. Upon the purchase of the Senior Sub Notes, the Warrants will be issued to the Senior Sub Note Purchasers, which Warrants shall be sufficient to provide the Senior Sub Note Purchasers with 5.25% of the common stock of Carey International on a fully-diluted basis.

  The Senior Sub Notes will be subordinated in right of payment to the indebtedness under the Senior Credit Facility and will be senior in right of payment to all other subordinated debt of Carey International and its domestic subsidiaries. The Senior Sub Notes will be guaranteed by any direct parent or holding company of Carey International and by all current and future domestic subsidiaries of Carey International.

  Interest. Interest on the Senior Sub Notes will accrue at a rate of 17% per annum payable quarterly, in arrears, up to 3.5% of which may be paid in kind at the option of Carey International, and the remainder of which shall be paid in cash.

  Mandatory Redemption. Carey International will redeem the full principal amount of the Senior Sub Notes, plus any accrued interest and the appropriate redemption premium amount, upon the earlier to occur of any of the following:
(i) the maturity of the Senior Sub Notes, (ii) a sale of all or substantially all of Carey International's assets or (iii) an acceleration following an event of default under the Subordinated Note Agreement. Mandatory redemptions will be subject to the premiums set forth in the "Optional Redemption" section set forth below.

  Offer to Purchase. Carey International will make an offer to redeem (i) the full principal amount of the Senior Sub Notes, plus any accrued interest and the appropriate redemption premium amount, upon the occurrence of a change of control (to be defined), or (ii) subject to exceptions to be agreed upon, in the event of the sale of any equity or equity-linked securities of Carey International or an asset sale, the principal amount of the Senior Sub Notes, plus any accrued interest, and the appropriate redemption premium amount, to the extent that the net proceeds in either of such events set forth in this clause (ii) are not used to permanently repay indebtedness under the Facilities. Such redemptions will be subject to the premiums set forth in the Optional Redemption section set forth below, provided, however, that if such redemptions occur after the second anniversary of the closing date of the Sub Note purchase (the "Senior Senior Sub Note Closing"), the redemption price shall be equal to 101% of the principal amount of the Senior Sub Notes being redeemed, plus accrued and unpaid interest to the date of redemption.

  Optional Redemption. The Senior Sub Notes may be redeemed at the option of Carey International, in whole and not in part, upon not less than 30 days and not more than 60 days' notice, at a redemption price equal to (i) 100% of the principal amount of the Senior Sub Notes being redeemed plus two years interest, less interest paid as of the date of redemption, if the redemption date occurs prior to the second anniversary of the Senior Sub Note Closing;
(ii) 104% of the principal amount of the Senior Sub Notes being redeemed if the redemption date occurs from the second anniversary of the Senior Sub Note Closing to the third anniversary of the Senior Sub Note Closing; (iii) 102% of the principal amount of the Senior Sub Notes being redeemed if the redemption date occurs from the third anniversary of the Senior Sub Note Closing to the fourth anniversary of the Senior Sub Note Closing; and (iv) 100% of the principal amount of the Senior Sub Notes being redeemed at any time thereafter, plus in each case accrued and unpaid interest to the redemption date.

  Conditions Precedent to Purchase of the Senior Sub Notes. The Senior Sub Note Purchasers' obligations to purchase the Senior Sub Notes in connection with the closing of the Offer are subject to satisfaction of conditions precedent typical for this type of facility, including the following: (i) all of the conditions precedent to the consummation of the Offer being satisfied in all material respects, (ii) the Offer being consummated concurrently with the sale of the Senior Sub Notes, (iii) the outstanding indebtedness of Carey International and its subsidiaries being refinanced concurrently with the sale of the Senior Sub Notes, (iv) Acquisition Company having purchased shares of Carey International's common stock for an aggregate purchase price not to exceed $220.0 million, (v) Parent having made an equity contribution to Acquisition Company of not less than $97.0 million, (vi) Acquisition Company owning not less than 50.1% of Carey International's outstanding common stock after giving effect to the Offer and the other transactions contemplated by the Merger Agreement (other than the Merger), (vii) the Senior Credit Facility being in full force and effect, and (viii) there not having occurred, since November 30, 1999, (a) any material adverse change in the condition (financial or otherwise), operations, properties or business of Carey International and its subsidiaries, or (b) any event, condition or state of facts that could reasonably be expected to have such a material adverse change, (ix) the Senior Sub Note Purchasers being satisfied that the aggregate purchase price for all of the issued and outstanding Shares of Carey International acquired pursuant to the Offer and the Merger will not exceed $220.0 million (before giving effect to proceeds to Carey International from the exercise of options and warrants), and the purchase price for any Share not exceeding $18.25, (x) the Senior Sub Notes Purchasers being satisfied that the aggregate fees and expenses of Parent and Acquisition Company, payable in connection with the Transaction will not exceed an amount reasonably acceptable to the Senior Sub Note Purchasers, and in the event the Short Form Requirement is not met, Acquisition Company having accepted for payment and acquired tendered Shares representing not less than 50.1% of the aggregate voting power of all outstanding Shares of Carey International entitled to vote in connection with the approval of the Merger, and (xi) certain other conditions customary for financings of this type.

  Representations and Warranties. The Subordinated Note Agreement will contain representations and warranties customary for financing of this type. These representations and warranties address subjects including, but not limited to, the following: (i) taxes, (ii) environmental matters, (iii) financial condition, (iv) solvency, (v) litigation, and (vi) employee benefit plans.

  Covenants. The Senior Sub Notes will contain customary covenants for financings of this type, that, among other things, will limit the ability of Carey International and its subsidiaries to incur debt, create liens, pay cash dividends on or repurchase capital stock, enter into agreements prohibiting the creation of liens or restricting the ability of a subsidiary to pay money or transfer assets to Carey International, enter into certain transactions with affiliates, dispose of certain assets and engage in mergers and consolidations.

  Financial Covenants. The Senior Sub Notes will contain financial covenants customary for transactions of this type including, but not limited to: (i) a maximum total leverage ratio, (ii) a minimum fixed change coverage ratio,
(iii) a minimum interest coverage ratio, and (iv) a maximum annual capital expenditures.

  Events of Default. The Senior Sub Notes will contain events of default typical for these types of financings. Such events of default include without limitation: (i) failure to pay any principal, interest or fees when due (subject to grace periods to be agreed upon); (ii) breach of covenants with customary grace periods for certain affirmative covenants; (iii) material incorrectness when made of any representation or warranty; (iv) default under material indebtedness (other than the Senior Credit Facility); (v) acceleration of any amounts due under the Senior Credit Facility as a result of a default thereunder; (vi) breaches of material contracts; (vii) bankruptcy or insolvency; (viii) judgments or uninsured losses in excess of agreed upon amounts; (ix) certain ERISA events; and actual or asserted invalidity of guarantee documents.

  Warrants. The Warrants will be exercisable at an exercise price of $.01 per share at any time, in whole or in part, after the issuance and will have a term of ten years.

  The Warrants will also provide for:

    (i) customary weighted average anti-dilution protection for issuances of equity securities below fair market value (subject to agreed upon exceptions) and other customary equity rights satisfactory to the Senior Sub Note Purchasers;

    (ii) pre-emptive rights for the Senior Sub Note Purchasers and their respective affiliates on any sale of equity or equity linked securities by Carey International (subject to customary exceptions);

    (iii) co-sale rights on any private sale of equity securities of Carey International (subject to customary exceptions);

    (iv) put rights exercisable at the conclusion of year seven and call rights exercisable at the conclusion of year eight, in each case for fair market value (subject to customary exceptions);

    (v) cashless exercise;

    (vi) piggy-back registration rights; and

    (vii) board observation rights for two observers for the Warrant holders plus a monitoring fee of $50,000 per annum to be allocated pro rata among the Senior Sub Note Purchasers.

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

Capital Contribution.

  Ninety-eight million five hundred thousand dollars of the funds necessary for Acquisition Company to fund the transactions contemplated by the Merger Agreement and the Carey Purchase Agreements will be in the form of the Capital Contribution from Parent. Parent will receive the funds necessary for the Capital Contribution from a capital contribution from Holdings of $53.5 million and from Ford of $45.0 million. Holdings will be capitalized with $53.5 million of equity provided by investment funds sponsored by affiliates of Chartwell and certain other institutions.

  The commitments of Ford and the investment funds affiliated with Chartwell to make the capital contribution to Parent are subject to conditions customary to this type of transaction, including the negotiation and execution of definitive agreements, obtaining all necessary consents and regulatory approvals, the availability of all other funds necessary to complete the Transaction and no material adverse change having occurred in the business, condition or prospects of Carey International.

  After the Transaction, Holdings will own approximately 75.9% of the common stock of Parent and Ford will own approximately 24.1%. Ford also will own all of the outstanding shares of a class of preferred stock with terms substantially similar to the Carey Preferred Stock.

Company/Acquisition Company Loan Agreement.

  A portion of the proceeds contemplated by the Financing Commitment Letters will be loaned by Carey International to Acquisition Company (if the Short Form Requirement is met) pursuant to the terms of the Carey International/Acquisition Company Loan Agreement. Interest shall accrue on the principal amount of the Carey International/Acquisition Company Loan Agreement at 10% per annum. The entire unpaid principal balance and all interest thereon is due and payable in the event the Merger Agreement is terminated. The entire principal balance and all interest thereon will be deemed paid in full immediately following consummation of the Merger.

  The Offer is conditioned upon, among other things, the Receipt of Funds Condition. See "THE TENDER OFFER -- Conditions to the Offer." The Offerors believe that the proceeds, if obtained, from the Senior Credit Facility, the Senior Sub Notes and the Capital Contribution will be sufficient to satisfy the Receipt of Funds Condition. The Offerors, however, do not have any alternative financing arrangements or plans to obtain sufficient funds to purchase the Shares tendered in the Offer and to consummate the Merger if they are unable to obtain funds from the Senior Credit Facility, the Senior Sub Notes and the Capital Contribution.

10. Certain United States Federal Income Tax Consequences.

  The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to beneficial holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders of Shares. The summary is based on the provisions of the Code, applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address holders of Shares in whose hands Shares are not capital assets, nor does it address holders who hold Shares as part of a hedging, "straddle," conversion or other integrated transaction, or who received Shares upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, qualified plans, individual retirement accounts, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address the tax treatment of holders who perfect appraisal rights in the Merger, nor does it address any aspect of foreign, state or local taxation or estate and gift taxation.

  Because individual circumstances may differ, each holder of Shares should consult such holder's own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other income tax laws.

  The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes under the Code (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term gain or loss if, on the date of sale (or, if applicable, the Effective Time), the Shares were held for more than one year.

  Under the United States federal income tax backup withholding rules, payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31%. To avoid backup withholding, each tendering stockholder, unless an exemption applies, must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service. Refunds are not available from Carey International. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign individuals. Each stockholder should consult with such holder's own tax advisor as to such holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

  All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Acquisition Company and the Depositary). Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 12 to the Letter of Transmittal.

11. Fees and Expenses.

  Except as otherwise provided herein, all fees and expenses incurred in connection with the Transaction, the Merger Agreement and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses, except that each of Carey International and Parent will pay one-half of (i) any fee payable pursuant to the HSR Act, and (ii) all costs and expenses relating to the filing, printing and mailing of this Offer to Purchase, the Schedule TO and any proxy statement or information statement required to be filed with the Commission to consummate the Merger.

  Carey International has engaged BGC as financial advisor in connection with the Transaction, and will pay to BGC approximately $2.4 million upon consummation of the Transaction plus reasonable out-of-pocket expenses and fees (including attorneys' fees) incurred by BGC for services rendered by it in connection with the consummation of the Transaction. Carey International has agreed to indemnify BGC against certain liabilities in connection with the Transaction, including certain liabilities under the federal securities laws. The fees and expenses of BGC are also described in "SPECIAL FACTORS -- Opinion of the Board's Financial Advisors."

  The Special Committee also has engaged FBR as financial advisor in connection with the Transaction. In exchange for FBR's services, Carey International agreed to pay to FBR $400,000 plus reasonable out-of-pocket expenses and fees (including attorneys' fees) incurred by FBR for services rendered by it in connection with the

Transaction and its delivery of the FBR Opinion, and Carey International agreed to indemnify FBR in connection with the services that it provided.

  Acquisition Company and Chartwell will enter into a letter agreement (the "Chartwell Fee Agreement") pursuant to which Acquisition Company is, and immediately following the effectiveness of the Merger, Carey International will be, obligated to pay Chartwell an advisory fee equal to 1% of the total capitalization of Acquisition Company and Carey International (including the funded debt under the Senior Credit Facility, the Senior Sub Notes and the Capital Contribution), plus reimbursement for fees and expenses (including attorneys' fees) incurred with respect to the Transaction, in cash upon consummation of the Transaction.

  The Offerors have retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward Offer materials to beneficial owners. The Information Agent will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain reasonable out-of-pocket expenses. Carey International also has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

  United States Trust Company of New York has been retained by the Offerors to act as the Depositary in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain reasonable out-of-pocket expenses. Carey International has also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

  The following table presents the estimated fees and expenses to be incurred by the Offerors in connection with the Offer and the Merger:

   Financing Fees.................................................. $ 4,800,000
   Financial Advisors Fees and Expenses............................   5,300,000
   Legal Fees and Expenses.........................................   2,575,000
   Accounting and Other Professional Fees and Expenses.............     800,000
   Printing and Mailing............................................     150,000
   Filing Fees.....................................................      43,000
   Depositary Fees.................................................      15,000
   Information Agent Fees..........................................      15,000
   Miscellaneous...................................................   1,300,000
                                                                    -----------
     Total......................................................... $14,998,000
                                                                    ===========

  Except as set forth above, the Offerors will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request only, be reimbursed by the Offerors for customary mailing and handling expenses incurred by them in forwarding material to their customers. Assuming consummation of the Offer and the Merger, Carey International is responsible for all of the foregoing fees and expenses.

                               THE TENDER OFFER

1. Terms of the Offer.

  Upon the terms and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), either Acquisition Company, or Acquisition Company and Carey International will accept for payment and pay for any and all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in "THE TENDER OFFER -- Withdrawal Rights" as soon as practicable after the Expiration Date. The term "Expiration Date" means 5:00 p.m., New York City time, on August 31, 2000 unless and until the Offerors, in their sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offerors, shall expire.

  The Offer is subject to the Offer Conditions, which include, among other things, the Minimum Condition and the Receipt of Funds Condition. Such conditions are set forth in "THE TENDER OFFER -- Conditions to the Offer." If the Offer Conditions are not satisfied or waived or any of the events specified in "THE TENDER OFFER -- Conditions to the Offer" have occurred or are determined by the Offerors to have occurred prior to the Expiration Date, the Offerors may either, subject to the terms of the Merger Agreement, extend the Offer or terminate the Offer. If the Offerors terminate the Offer, they shall not accept for payment any Shares and return all tendered Shares to tendering stockholders.

  Carey International and Acquisition Company have agreed that, without the prior written consent of Parent, no change may be made to the Offer by Carey International or the Acquisition Company that (i) decreases the number of Shares subject to the Offer, (ii) increases or decreases the Offer Price or changes the form of consideration payable pursuant to the Offer, (iii) amends or waives the Offer Conditions in any manner, (iv) imposes any additional conditions or amends any other term of the Offer or (v) extends the expiration date of the Offer beyond the Expiration Date.

  The Offerors, in their sole discretion, but subject to the terms of the Merger Agreement, may extend, delay, terminate or amend the Offer, in any manner at any time prior to the Expiration Date. Any such extension, delay, termination or amendment will be followed, as promptly as practicable, by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-l of the Exchange Act. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Carey International may choose to make any public announcement, Carey International will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or as otherwise may be required by applicable law.

  If the Offerors make a material change in the terms of the Offer or the information concerning the Offer, or if they waive a material Offer Condition, the Offerors will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Pursuant to these rules, the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

  During any extensions of the Offer by the Offerors, all Shares previously tendered and not withdrawn will remain subject to the Offer. Tendering stockholders will continue to have the right to withdraw any tendered Shares during such extension. See "THE TENDER OFFER -- Withdrawal Rights." Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended.

  This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on Carey International's list of stockholders and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Carey International's list of stockholders or, where applicable, who are listed as participants in the security position listing of The Depository Trust Company.

2. Acceptance for Payment and Payment for Shares.

  Upon the terms and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), the Offerors will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with "THE TENDER OFFER -- Withdrawal Rights") as soon as practicable after the Expiration Date, with Acquisition Company agreeing to accept for payment and pay for all Shares validly tendered, provided that the Shares validly tendered (and not withdrawn) pursuant to the Offer plus the Shares acquired by Acquisition Company pursuant to the Carey Purchase Agreements meet the Short Form Requirement. If the foregoing requirement is not met, but all Offer Conditions are met, Acquisition Company has agreed to accept for payment and pay for up to 5,232,876 Shares validly tendered and Carey International has agreed to accept for payment and pay for all Shares validly tendered in excess of those Shares purchased by Acquisition Company, in each case as promptly as practicable after the Expiration Date. Subject to applicable rules of the Commission and the terms of the Merger Agreement, the Offerors expressly reserve the right, in their discretion, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. See "THE TENDER OFFER -- Terms of the Offer," and "THE TENDER OFFER -- Certain Legal Matters; Regulatory Approvals."

  The reservation by the Offerors of the right to delay the acceptance or purchase of, or payment for, the Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Offerors to pay the consideration offered or to return the Shares deposited by, or on behalf of, stockholders, promptly after the termination or withdrawal of the Offer.

  In all cases, payment for Shares purchased pursuant to the Offer will be made only after such Shares are validly tendered and not properly withdrawn prior to the Expiration Date. See "THE TENDER OFFER -- Procedures for Tendering Shares" for a complete discussion of how Shares can be validly tendered.

  For purposes of the Offer, the Offerors will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when the applicable Offeror gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Offerors and transmitting payments to such tendering stockholders whose Shares have been accepted for payment.

  Under no circumstances will interest on the Offer Price for Shares be paid by the Offerors, regardless of any delay in making such payment or extension of the Expiration Date.

  If any validly tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if the certificates for tendered Shares are submitted evidencing more Shares than are tendered, certificates evidencing Shares not purchased will be returned, without expense, to the tendering stockholder, or such other person or entity as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, withdrawal or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary's account at The Depositary Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE TENDER OFFER --
 Procedures for Tendering Shares," such Shares will be credited to such account at the Book-Entry Transfer Facility as promptly as practicable following the expiration, withdrawal or termination of the Offer.

  If, prior to the Expiration Date, the Offerors increase the consideration to be paid per Share pursuant to the Offer, the Offerors will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

  Subject to the terms of the Merger Agreement, Parent, Acquisition Company and Acquisition Company Sub each reserve the right to assign to one or more of Parent's directly or indirectly wholly-owned subsidiaries, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Parent, Acquisition Company and Acquisition Company Sub of their obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

  Valid Tender of Shares. In order for Shares to be validly tendered pursuant to the Offer, a stockholder must, prior to the Expiration Date, either (i) deliver to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transaction, (b) the certificates representing Shares to be tendered (the "Certificates") or timely confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility and (c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase, (ii) cause such stockholder's broker, dealer, commercial bank or trust company to tender applicable Shares pursuant to the procedures for book-entry transfer described below or (iii) comply with the guaranteed delivery procedures described below.

  The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

  Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by (i) causing such securities to be transferred in accordance with the Book-Entry Transfer Facility's procedures into the Depositary's account and (ii) causing the Letter of Transmittal to be delivered to the Depositary by means of an Agent's Message. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of the Letter of Transmittal and any other documents or instructions to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

  The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offerors may enforce such agreement against such participant.

  Signature Guarantee. All signatures on a Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, or by any other firm that is a bank, broker, dealer, credit union or savings association (each of the foregoing being referred to as an "Eligible Institution" and collectively as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by the registered holder of Shares (which term, for the purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) who has not completed the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

  If a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Certificate, with the signature(s) on such certificate or stock powers guaranteed as described above. See Instruction 5 to the Letter of Transmittal.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or the procedures for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all the following guaranteed delivery procedures are duly complied with:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Carey International, is received by the Depositary as provided below prior to the Expiration Date; and

    (iii) the certificates for (or a Book-Entry Confirmation with respect to) all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three Trading Days after the date of execution of the Notice of Guaranteed Delivery. A "Trading Day" is any day on which the Nasdaq National Market is open for business.

  Any Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

  Tender Constitutes an Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Offerors on the terms and subject to the conditions of the Offer.

  Determination of Validity. All questions as to the validity, form, eligibility (including, but not limited to, time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by the Offerors, in their sole discretion, whose determination will be final and binding on all parties. The Offerors reserve the absolute right to reject any or all tenders of any Shares determined by them not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Carey International's counsel, be unlawful. The Offerors also reserve the absolute right, in their sole discretion, to waive any of the Offer Conditions (subject to the terms of the Merger Agreement) or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Offerors or any of their respective affiliates, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

  The Offerors' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

  Appointment as Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message) as set forth above, a tendering stockholder irrevocably appoints the Offerors' designees as such stockholder's attorney-in-fact and proxy, with full power of substitution, to vote in such manner as such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Offerors (and any and all dividends, distributions, rights or other securities issued in respect of such Shares on or after July19, 2000). All such proxies shall be considered coupled with an interest in the tendered Shares and shall be irrevocable. This appointment will be effective if, when, and only to the extent that, the Offerors accept such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). The designees of the Offerors will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of Carey International's stockholders, by written consent in lieu of any such meeting or otherwise. The Offerors reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror's acceptance for payment of such Shares, such Offeror must be able to exercise all rights (including, without limitation, all voting rights) with respect to such Shares and receive all dividends and distributions.

  Backup Withholding. Under United States federal income tax law, the amount of any payments made by the Depositary to stockholders (other than corporate and certain other exempt stockholders) pursuant to the Offer may be subject to backup withholding tax at a rate of 31%. To avoid such backup withholding tax with respect to payments made pursuant to the Offer, a non-exempt, tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify under penalties of perjury that such stockholder is not subject to backup withholding tax by completing the Substitute Form W-9 included as part of the Letter of Transmittal. If backup withholding applies with respect to a stockholder or if a stockholder fails to deliver a completed Substitute Form W-9 to the Depositary or otherwise establish an exemption, the Depositary is required to withhold 31% of any payments made to such stockholder. See "SPECIAL FACTORS -- Certain United States Federal Income Tax Consequences" and the information set forth under the heading "Important Tax Information" contained in the Letter of Transmittal.

4. Withdrawal Rights.

  Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Offerors pursuant to the Offer, may also be withdrawn at any time after October 1, 2000, or at such later time as may apply if the Offer is extended.

  If the Offerors extend the Offer, are delayed in their acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Offerors' rights under the Offer, the Depositary may, nevertheless, on behalf of the Offerors, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described below. Any such delay will be an extension of the Offer to the extent required by law.

  For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. Shares tendered pursuant to the procedure for book-entry transfer as set forth in "THE TENDER OFFER -- Procedures for Tendering Shares" may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

  Withdrawals of tendered Shares may not be rescinded without the Offerors' consent and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offerors in their sole discretion, which determination will be final and binding. None of the Offerors or any of their affiliates, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Any Shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in "THE TENDER OFFER -- Procedures for Tendering Shares."

5. Price Range of Shares.

  The market for the Shares is the Nasdaq National Market. The ticker symbol for the Shares is "CARY." The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock on the Nasdaq National Market:

                                                                   High    Low
                                                                  ------- ------
   1998:
    First Quarter................................................ $19.000 13.750
    Second Quarter...............................................  26.500 18.125
    Third Quarter................................................  29.875 15.500
    Fourth Quarter...............................................  18.250 12.250
   1999:
    First Quarter................................................  22.125 13.813
    Second Quarter...............................................  20.000 13.250
    Third Quarter................................................  25.250 17.750
    Fourth Quarter...............................................  25.375 19.625
   2000:
    First Quarter................................................  27.000 15.313
    Second Quarter...............................................  19.375  6.500
    Third Quarter (through August 1, 2000).......................   18.00  13.75

  On June 27, 2000, the last full trading day before Carey International announced it was in negotiations regarding a possible acquisition of Carey International, the reported closing sale price for one Share of Common Stock was $11.5625. On July 18, 2000, the last full trading day prior to the public announcement of the Offer and the execution of the Merger Agreement, the reported closing sales price of the Common Stock on the Nasdaq National Market was $14.50 per Share. On August 1, 2000, the penultimate trading day prior to the date of this Offer to Purchase, the last reported sales price of the Common Stock on the Nasdaq National Market was $17.9531 per Share. Stockholders are urged to obtain current market quotations for the Common Stock.

6. Dividends and Distributions.

  Carey International has not paid any dividends with respect to the Shares at any time during the past two years. Pursuant to the Merger Agreement, without Parent's written consent, Carey International will not, and will cause each of its subsidiaries not to, (i) issue, reissue, sell or authorize the issuance, reissuance or sale of any

Company Securities other than the issuance of Shares pursuant to the exercise of Company Options outstanding, on the date of the Merger Agreement; (ii) effect any stock split or combine, subdivide, reclassify or, directly or indirectly, redeem, purchase or otherwise acquire, recapitalize or reclassify or propose to redeem or purchase or otherwise acquire, any shares of its capital stock or any of its other shares or liquidate in whole or in part; or
(iii) declare, set aside or pay any dividend or make any other distribution with respect to any shares of its capital stock (other than dividends between Carey International and any wholly-owned subsidiaries).

7. Certain Information Concerning Carey International.

  The information concerning Carey International contained in this Offer to Purchase, including financial information, has been furnished by Carey International or has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. None of Holdings, Parent, Acquisition Company or the Information Agent or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning Carey International contained in such documents and records or for any failure by Carey International to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to them.

  Carey International is a Delaware corporation. The address of Carey International's principal executive offices is 4530 Wisconsin Avenue, N.W., Fifth Floor, Washington, D.C. 20016. The telephone number of Carey International at such offices is (202) 895-1200. Carey International is one of the world's largest chauffeured vehicle service companies, providing services through a worldwide network of owned and operated companies, licensees and affiliates serving 480 cities in 75 countries. The "Carey" brand name has represented quality chauffeured vehicle services since the 1920's. Carey International owns and operates its service providers in Boston, Chicago, Detroit, Hartford, Indianapolis, Jacksonville, London, Los Angeles, Miami, New York, Paris, Philadelphia, San Francisco, Stamford, Washington, D.C. and West Palm Beach. In addition, Carey International generates revenues from licensing the "Carey" name and providing central reservation, billing and sales and marketing services to its licensees. Carey International's worldwide network also includes affiliates in locations in which Carey International has neither owned and operated companies nor licensees.

  Historical Financial Information. Certain financial information relating to Carey International is hereby incorporated by reference to (i) the audited financial statements for Carey International's 1999 and 1998 fiscal years set forth in Part II of Carey International's Annual Report on Form 10-K for the fiscal year ended November 30, 1999 filed with the Commission on February 28, 2000 (the "1999 10-K"); and (ii) the three month and six month fiscal periods ended May 31, 2000 set forth in Part I of Carey International's Quarterly Report on Form 10-Q for the quarter ended May 31, 2000 filed with the Commission on July 17, 2000. These reports may be inspected at, and copies may be obtained from, the same places and in the manner set forth below.

  Set forth below is certain selected consolidated financial information relating to Carey International and its subsidiaries, which has been derived from the financial statements contained in the 1999 10-K. More comprehensive financial information is included in these reports and other documents filed by Carey International with the Commission. The financial information that follows is qualified in its entirety by reference to these reports and other documents, including the financial statements and related notes contained therein.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

               (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                       Fiscal Year  Fiscal Year
                                                          Ended        Ended
                                                       November 30, November 30,
                                                           1998         1999
                                                       ------------ ------------
OPERATING DATA:
  Net revenue.........................................   $123,218     $191,058
  Operating income....................................     13,565       20,952
  Net income..........................................      8,351       11,767
  Basic net income per share..........................       0.97         1.23
  Diluted net income per share........................       0.92         1.17
BALANCE SHEET DATA:
 (At End of Period)
  Total assets........................................    129,212      178,137
  Total liabilities...................................     39,073       73,485
  Stockholders' equity................................     90,139      104,652
  Book value per share................................      10.44        10.91
  Ratio of earnings to fixed charges..................      17.11        12.39

  Financial Projections. Carey International does not, as a matter of course, make public forecasts or projections as to financial performance. Nevertheless, certain projections were prepared by Carey International's management in connection with Chartwell's due diligence review of Carey International (the "Management Projections"). In addition, Carey International assisted Chartwell in preparing financing projections for possible lenders so as to enable Chartwell to obtain the Financing (the "Financing Projections" and, together with the Management Projections, the "Projections"). The Projections also were made available to the Board, the Special Committee, BGC and FBR.

  The Projections below do not reflect any of the effects of the Offer, the Merger or other changes that may in the future be deemed appropriate concerning Carey International and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing. Carey International believes that the assumptions upon which the Projections are based were reasonable at the time the Projections were prepared, given the information known by management of Carey International.

  The Projections below were not prepared with a view to public disclosure or in compliance with published guidelines of the Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants regarding projections.

  The Projections, while presented with numerical specificity, are based on myriad estimates and assumptions and involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. These estimates and assumptions may not be realized and are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond the control of Carey International. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for Carey International's business, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Therefore, there can be no assurance that the projections below will prove to be reliable estimates of probable future performance. It is quite likely that actual results will vary materially from these estimates. In light of the uncertainties inherent in projections of any kind, the inclusion of projections in this Offer should not be regarded as a representation by any party that the estimated results will be realized. There can be no assurances in this regard. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any independent accounting firm perform any other services with respect to these projections.

                            Management Projections

                                                Fiscal Year Ended November 30,
                                              ----------------------------------
                                               2000   2001   2002   2003   2004
                                              ------ ------ ------ ------ ------
Revenue...................................... $261.6 $307.5 $373.3 $444.4 $521.1
Gross profit.................................   92.6  108.9  132.2  157.3  184.5
EBITDA.......................................   38.3   45.1   54.7   65.1   76.4
EBIT.........................................   28.9   32.9   41.1   50.1   60.7
Net income...................................   14.9   16.2   20.6   26.0   32.6

                             Financing Projections

                                            Fiscal Year Ended November 30,
                         ---------------------------------------------------------------------
                          2000   2001   2002   2003   2004   2005   2006   2007   2008   2009
                         ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Revenue................. $240.5 $301.9 $366.2 $433.0 $496.6 $563.5 $632.1 $694.5 $758.9 $825.5
Gross profit............   78.2  101.2  122.4  145.4  167.6  190.3  213.5  234.3  255.8  277.7
EBITDA..................   35.3   45.7   56.7   68.6   81.5   95.3  109.4  121.0  132.7  144.5
EBIT....................   25.0   31.9   40.9   52.4   64.3   76.7   89.3  100.4  112.7  123.9
Net income..............     NA    2.4    7.6   14.4   21.9   30.3   38.7   49.2   61.4   68.8

  Prior Public Offering. On May 7, 1998 Carey International made an underwritten public offering of 1,450,000 Shares (including underwriters' option shares) at a price to the public of $22.00 per Share and received aggregate proceeds from the offering, net of underwriting discount, of $30,145,500.

  Certain Other Information. Except as set forth in this Offer to Purchase, neither Carey International, any of its affiliates nor, to the best knowledge of Carey International, any of the persons listed on Schedule I, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and neither Carey International, nor, to the best of knowledge of Carey International, any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

  Except as set forth in this Offer to Purchase, neither Carey International, any of its affiliates nor, to the best knowledge of Carey International, any of the persons listed on Schedule I, has any contracts, arrangements, understandings or relationships with any other person or entity with respect to any securities of Carey International, including, but not limited to, any contract, arrangement understanding or relationship concerning the transfer or the voting of any securities of Carey International, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

  Except as set forth in this Offer to Purchase, neither Carey International, any of its affiliates, nor, to the best knowledge of Carey International, any of the persons listed on Schedule I, has had, since the second fiscal year preceding the date of this Offer to Purchase, any business relationships or transactions with Carey International or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, since the second fiscal year preceding the date of this Offer to Purchase there have been no contracts, negotiations or transactions between Carey International, any of its affiliates or, to the best knowledge of Carey International, any of the persons listed on Schedule I, and Carey International or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

  During the last five years, neither Carey International, any of its affiliates nor, to the best knowledge of Carey International, any of the persons listed on Schedule I hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  Certain information concerning the directors, executive officers and certain stockholders of Carey International is set forth in Schedule I hereto.

  Available Information. Carey International is subject to the informational filing requirements of the Exchange Act and is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning Carey International's directors and officers, their remuneration, options granted to them, the principal holders of Carey International's securities and any material interests of such persons in transactions with Carey International is required to be disclosed in certain reports filed with the Commission and proxy statements distributed to Carey International's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxy statements and other information relating to Carey International which have been filed via the Commission's EDGAR System.

8. Certain Information Concerning Chartwell, Holdings, Parent and Acquisition Company.

  Acquisition Company is a Delaware corporation and each of Parent, VIP Holdings, LLC, VIP Holdings II, LLC and VIP Holdings III, LLC is a Delaware limited liability company. Each such entity was organized in connection with the Offer and Merger and has not carried on any significant activities other than in connection with the Offer and Merger. Until immediately prior to the time Acquisition Company purchases Shares pursuant to the Offer, it is not anticipated that any of Acquisition Company, Parent or Holdings will have any significant assets or liabilities or engage in any significant activities other those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Chartwell is a Delaware limited liability company that is an advisor to, and manager of, private equity funds which invest in growth financings and buyouts of middle market companies.

  The principal offices of Chartwell, Acquisition Company, Parent and Holdings are located at 717 Fifth Avenue, 23rd Floor, New York, New York 10022. The telephone number of Chartwell, Acquisition Company, Parent and Holdings at such location is (212) 521-5500.

  Except as set forth in this Offer to Purchase, neither Chartwell, Acquisition Company, Parent, Holdings nor, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on
Schedule II, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and neither Chartwell, Acquisition Company, Parent, Holdings nor, to the best of knowledge of Chartwell, Acquisition Company, Parent and Holdings any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

  Except as set forth in this Offer to Purchase, neither Chartwell, Acquisition Company, Parent nor Holdings has any contracts, arrangements, understandings or relationships with any other person or entity with respect to any securities of Carey International, including, but not limited to, any contract, arrangement understanding or relationship concerning the transfer or the voting of any securities of Carey International, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

  Except as set forth in this Offer to Purchase, neither Chartwell, Acquisition Company, Parent, Holdings, any of their affiliates, nor, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on Schedule II, has had, since the second fiscal year preceding the date of this Offer to Purchase, any business relationships or transactions with Carey International or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, since the second fiscal year preceding the date of this Offer to Purchase there have been no contracts, negotiations or transactions between Chartwell, Acquisition Company, Parent and Holdings, any of their affiliates or, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on Schedule II, and Carey International or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

  During the last five years, neither Chartwell, Acquisition Company, Parent, Holdings nor, to the best knowledge of Chartwell, Acquisition Company, Parent and Holdings, any of the persons listed on Schedule II hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  Certain information concerning the directors and executive officers of Chartwell, Holdings, Parent and Acquisition Company is set forth in Schedule II hereto.

  Available Information. Each of Chartwell, Acquisition Company, Parent and Holdings is a privately-held company and is generally not the subject of the information filing requirements of the Exchange Act, and is generally not required to file reports, proxy statements and other information with the Commission relating to its businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, Chartwell, Acquisition Company, Parent and Holdings filed with the Commission a Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain additional information with respect to the Offer and regarding Chartwell, Acquisition Company, Parent and Holdings. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and (ii) by accessing the Commission's website on the Internet at http://www.sec.gov.

9. Certain Information Concerning Ford.

  Ford is a Delaware corporation that designs and manufactures cars, trucks and automotive components, and sells them throughout the world.

  The principal offices of Ford are located at One American Road, Dearborn, Michigan 48126. The telephone number of Ford at such location is (313) 322-3000.

  Except as set forth in this Offer to Purchase, neither Ford nor, to the best knowledge of Ford, any of the persons listed on Schedule III, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and neither Ford nor, to the best of knowledge of Ford, any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

  John L. Thorton, a member of the Board of Directors of Ford, is the President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. ("Goldman Sachs"). During the period May 1, 2000 through July 26, 2000, Goldman Sachs' records indicate that in the ordinary course of business, as broker/dealer on behalf of its clients, or for purposes of its own principal activities, it has bought and sold Shares. During this period, as broker/dealer on behalf of its clients, it bought approximately 63,418 Shares at prices ranging from $8.33 per Share to $14.626 per Share, and sold approximately 26,600 Shares at prices ranging from $7.312 per Share to $18.00 per Share. During this period, for purposes of its own principal activities (for example, marketmaking or hedging) it has bought approximately 3,027 Shares at prices ranging from $9.06 per Share to $14.76 per Share, and sold approximately 3,027 Shares at prices ranging from $9.03 per Share to $14.56 per Share.

  Except as set forth in this Offer to Purchase, Ford has not had any contracts, arrangements, understandings or relationships with any other person or entity with respect to any securities of Carey International, including, but not limited to, any contract, arrangement understanding or relationship concerning the transfer or the voting of any securities of Carey International, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

  Ford and Carey International have had a multi-faceted business relationship for many years involving joint marketing efforts, vehicle purchases, vehicle financing and leasing, and vehicle customization.

  Ford and Carey International are parties to a joint marketing and advertising agreement pursuant to which Ford reimburses Carey International for joint marketing and advertising expenses ranging annually between approximately $550,000 and $1.3 million and Carey International places Lincoln products in its advertisements. Ford also provides to Carey International two demonstrator vehicles per year to promote Ford products. Carey International's approximate annual benefit from each vehicle is approximately $15,000. In addition, Ford hosts a dinner during Carey International's annual meeting for its licensees at an annual cost of approximately $20,000.

  Carey International purchased through the Ford dealer network approximately 400 vehicles in the 1999 model year and approximately 340 vehicles to date in the 2000 model year at an average price per vehicle of approximately $39,000. Carey International's independent operators, licensees and affiliates, which own and operate a majority of the vehicles in the Carey International network, also purchase vehicles through the Ford dealer network. Many of these vehicle purchases are made under Ford incentive programs that are made available to Carey International and other chauffeured vehicle service providers. Many of the vehicles purchased by Carey International and its licensees, affiliates and independent operators are a special edition of the Lincoln Town Car that Ford developed for Carey International as a part of Ford's Mass Customization Program.

  CLI Fleet, Inc. ("CLI Fleet") is a privately-held finance company formed for the purpose of providing financing to the chauffeured vehicle service industry. Many of Carey International's independent operators obtain vehicle leasing from CLI Fleet. Ford Credit provides financing to CLI Fleet through a $30 million wholesale lease line of credit. CLI Fleet currently has approximately $17 million in outstanding loans to Ford Motor Credit Company, a wholly-owned subsidiary of Ford, under this program. Ford Credit also has approximately $4.1 million in mortgage loans outstanding to CLI Fleet to cover three parcels of real property owned by CLI Fleet, which CLI Fleet leases to Carey International. Carey International holds non-voting shares of CLI Fleet preferred stock. Under the terms of an agreement with CLI Fleet, Carey International has an exclusive option to purchase all the outstanding shares of common stock of CLI Fleet for a purchase price equal to the greater of $187,500 or CLI Fleet's liquidating value as determined by an independent appraisal.

  Except as set forth in this Offer to Purchase, neither Ford, any of its affiliates, nor, to the best knowledge of Ford, any of the persons listed on
Schedule III, has had, since the second fiscal year preceding the date of this Offer to Purchase, any business relationships or transactions with Carey International or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, since the second fiscal year preceding the date of this Offer to Purchase there have been no contracts, negotiations or transactions between Ford, any of its affiliates or, to the best knowledge of Ford, any of its persons listed on Schedule III, and Carey International or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

  During the last five years, neither Ford nor, to the best knowledge of Ford, any of the persons listed on Schedule III hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  Certain information concerning the directors and executive officers of Ford is set forth in Schedule III hereto.

  Available Information. Ford is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Ford's directors and officers, their remuneration, stock options granted to them, the principal holders of Ford's securities, any material interests of such persons in transactions with Ford and other matters is required to be disclosed in proxy statements distributed to Ford's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies should also be obtainable (i) by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and (ii) by accessing the Commission's website at http://www.sec.gov.

10. Source and Amount of Funds.

  The Offer is conditioned upon the Offerors receiving the Capital Contribution and the proceeds contemplated by the Financing Commitment Letters necessary to purchase all of the outstanding Shares pursuant to the Offer, to pay the Merger Consideration, to refinance approximately $35.2 million of existing indebtedness of Carey International and its subsidiaries, to purchase the securities to be sold pursuant to the Carey Purchase Agreements and to pay related fees and expenses. The total amount of funds necessary to accomplish the foregoing is expected to be approximately $255.0 million. The Offerors will obtain such funds from borrowings by Carey International under the Senior Credit Facility, the proceeds from the issuance of the Senior Sub Notes by Carey International and the Capital Contribution. See "SPECIAL FACTORS --
 Financing of the Transaction" for a more complete discussion of how the Offerors intend to finance the Offer and the Merger.

  The margin regulations promulgated by the Board of Governors of the Federal Reserve System place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock, including if such credit is secured directly or indirectly by margin stock. The Offerors believe that the financing of the acquisition of the Shares pursuant to the Merger and the Offer will be in full compliance with the margin regulations.

11. Effect of the Offer on the Market for the Common Stock; Exchange Act Registration.

  Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

  Stock Quotation. The Shares are traded on the Nasdaq National Market. The Shares might no longer be eligible for quotation on the Nasdaq National Market if, among other things, the number of Shares publicly held were less than 750,000, their number of round lot holders of at least 100 Shares were less than 400 or the aggregate market value of the publicly held Shares was less than $5.0 million. Shares held directly or indirectly by any director or officer of Carey International and by any person who is the beneficial owner of more than 10% of the Shares outstanding are not considered to be publicly held for this purpose. If the Shares were no longer eligible for inclusion in the Nasdaq National Market, they may nevertheless continue to be included in the Nasdaq Stock Market unless, among other things, the public float was less than 500,000 Shares, there were fewer than 300 round lot holders of the Shares or the market value of the public float was less than $1.0 million. According to Carey International, as of July 24, 2000, there were 435 holders of record of Shares (not including beneficial holders of Shares in street name), and there were 9,848,729 Shares outstanding.

  If the Shares were to cease to be quoted on the Nasdaq National Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

  Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration under the Exchange Act may be terminated upon application of Carey International to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Carey International to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to Carey International, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings, the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Carey International and persons holding "restricted securities" of Carey International to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. Carey International intends to apply for termination of registration of the Common Stock under the Exchange Act as soon after the consummation of the Offer as the requirements for such termination are met.

  If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

  Margin Regulations. The Shares are currently "margin securities," as such term is defined under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

12. Conditions to the Offer.

  Notwithstanding any other provision of the Offer, and subject to the provisions of the Merger Agreement, the Offerors are not required to accept for payment or, subject to any applicable rules and regulations of the Commission (including those relating to the obligation of the Offerors to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and the Offerors may delay their acceptance for payment of or, subject to the restriction referred to above, payment for, any tendered Shares, and, subject to the provisions of the Merger Agreement, the Offerors may amend or terminate the Offer and not accept for payment any tendered Shares, if: (a) any applicable waiting period or approval under the HSR Act and any applicable foreign antitrust law, regulation or rule has not expired or been terminated or obtained, (b) the Minimum Condition has not been satisfied, (c) the Offerors have not received or do not have available the proceeds of the financing contemplated by the Financing Commitment Letters or others financing which is on terms substantially similar to those set forth in the Financing Commitment Letters, including but not limited to funds sufficient to: (i) purchase the Shares tendered pursuant to the Offer, (ii) pay the Option Exercise Agreements, (iii) pay the Merger Consideration pursuant to the Merger, (iv) repay Carey International's existing outstanding indebtedness and (v) pay the fees and expenses required to be paid in connection with the transactions contemplated by the Merger Agreement, (d) after consultation with a nationally recognized law firm, either of the Offerors is not reasonably satisfied that the Merger Agreement is and the Option Exercise Agreements are then in full force and effect, or (e) at any time on or after the date of the Merger Agreement and prior to the acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur:

    (a) there shall be instituted or pending or threatened by any governmental entity any suit, action or proceeding which (i) seeks to impose material limitations on the ability of the Offerors to pay for or purchase some or all of the Shares pursuant to the Offer or the Merger or renders either of the Offerors unable to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger,
  (ii) seeks to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the transactions contemplated by the Merger Agreement, (iii) seeks to obtain from any Offeror any damages (including damages against any Offeror's directors or officers for which they may seek indemnification from a Offeror that would reasonably be expected to have a Company Material Adverse Effect, or (iv) challenges the acquisition by the Offerors of any Shares pursuant to the Offer;

    (b) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued by any governmental entity applicable to the Offer or the Merger other than the application of the waiting period provision of the HSR Act to the Offer or the Merger which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) the Merger Agreement shall have been terminated in accordance with its terms;

    (d) the representations and warranties of Carey International set forth in the Merger Agreement shall not be true and accurate in all respects, in each instance as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period), and the effect thereof, either individually or in the aggregate, is a Company Material Adverse Effect, or Carey International shall have breached or failed to perform or comply in any material respect with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, and, with respect to any such breach or failure to perform that is reasonably capable of being remedied within the time periods set forth below, the breach or failure to perform is not remedied prior to the earlier of (x) ten days after Parent has furnished Carey International with written notice of such breach or failure to perform or (y) two business days prior to the date on which the Offer expires (as it may be extended in accordance with the Merger Agreement);

    (e) the Offerors shall not have received by the Expiration Date such certificates of officers of Carey International and/or opinions of nationally recognized valuation and/or appraisal firms (in form and substance reasonably satisfactory to the Offerors) as their respective Boards may reasonably require, substantially to the effect that the value of Carey International's assets shall exceed its liabilities following the consummation of the Offer and the Merger and that the Offer and the Merger shall not impair Carey International's capital within the meaning of
  Section 160 of the DGCL or impair the ability of Carey International to pay its obligations as they come due;

    (f) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States

  (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly involving the United States that would reasonably be expected to have a material adverse impact on the capital markets of the United States, (iv) any limitation (whether or not mandatory) by any United States governmental entity on the extension of credit generally by banks or other lending institutions, which limitation would materially affect the ability of the banks named in the Financing Commitment Letters to provide financing on terms substantially similar to those set forth in the Financing Commitment Letters, and (v) a decline of at least 30% in the Standard & Poor's 500 Index from the close of business on the date of the Merger Agreement; or

    (g) the failure of Parent to make the Capital Contribution to Acquisition Company.

which, in the judgment of either Offeror, subject to the terms of the Merger Agreement and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase of, or payment for Shares.

  These conditions are for the sole benefit of the Offerors, and, subject to the provisions of the Merger Agreement, may be waived by them at any time. The failure by the Offerors at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

13. Certain Legal Matters; Regulatory Approvals.

  General. Except as otherwise disclosed herein, the Offerors are not aware of
(i) any license or regulatory permit that appears to be material to the business of Carey International and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Offerors pursuant to the Offer or the Merger or otherwise or (ii) any material approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Offerors as contemplated herein. Should any such approval or other action be required, the Offerors currently contemplate that they would seek such approval or action. The Offerors' obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "THE TENDER OFFER -- Conditions to the Offer." Although, except as described in this Offer to Purchase, the Offerors do not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions, that adverse consequences might not result to the business of Carey International or that certain parts of the businesses of Carey International might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Offerors could decline to accept for payment, or pay for, any Shares tendered. See "THE TENDER OFFER -- Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to government actions.

  State Takeover Laws. Carey International is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to the date the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Carey International has represented to Parent and Acquisition Company in the Merger Agreement that the Board has taken all necessary action so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" will not apply to the execution, delivery or performance of the Merger Agreement, the Offer, the Merger or the transactions contemplated by the Merger Agreement.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. Mite Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of holders in the state and were incorporated there.

  Carey International, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Offerors do not believe that any state takeover statutes apply to the Offer. Neither Carey International nor the Acquisition Company has currently complied with any state takeover statute or regulation. The Offerors reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Offerors might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offerors might be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, the Offerors may not be obligated to accept for payment any Shares tendered. See "THE TENDER OFFER -- Conditions of the Offer."

  Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The Offerors have concluded that a filing under the HSR Act and the rules promulgated thereunder by the FTC is not required for the Transaction.

  In the event that a filing is required to be made under the HSR Act and the rules promulgated thereunder by the FTC, the Offerors would promptly file Notification and Report Forms under the HSR Act. The waiting period under the HSR Act, with respect to Shares acquired pursuant to the Offer, if applicable, will expire at 11:59 p.m., New York City time, on the fifteenth day after the date on which the forms are filed, unless early termination of the waiting period is granted. The DOJ or the FTC may extend the fifteen day waiting period by requesting additional information or documentary material from the Offerors. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Acquisition Company. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. If a filing under the HSR Act is required, the Offerors will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

  The FTC and the DOJ routinely review the legality under the HSR Act of transactions such as the proposed acquisition of Shares by the Offerors. Even if a filing is not required under the HSR Act, at any time before or after the purchase by the Offerors of Shares, either of the DOJ or the FTC could take such action under the federal antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Offerors or the divestiture of substantial assets of Carey International. Private parties and state governments may also bring legal action under certain circumstances.

  Although the Offerors believe that the acquisition of Shares pursuant to the Offer would not violate the HSR Act or other antitrust statutes, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the outcome will be. See "THE TENDER OFFER -- Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

14. Fees and Expenses.

  Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer will be paid by the party incurring such fees and expenses, except that each of Carey International and Parent will pay for one-half of (i) any fee payable pursuant to the HSR Act, and (ii) all costs and expenses related to the filing, printing and mailing of this Offer to Purchase, the Schedule TO and any proxy statement or information statement required to be filed with the Commission to consummate the Merger. See "SPECIAL FACTORS -- Fees and Expenses" for a more complete discussion and listing of the fees and expenses incurred by the Offerors with respect to the Offer and the Merger.

15. Miscellaneous.

  The Offerors are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offerors become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Offerors will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Offerors cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) the stockholders in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offerors by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

  No person has been authorized to give any information or make any representation on behalf of the Offerors not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

  The Offerors filed with the Commission the Schedule TO, together with exhibits, pursuant to Sections 13(e) and 14(d)(1) of the Exchange Act and Rules 13e-3 and 14d-3 promulgated thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in "THE TENDER OFFER -- Certain Information Concerning Carey International" (except that they will not be available at the regional offices of the Commission).

                                  SCHEDULE I

             INFORMATION CONCERNING DIRECTORS, EXECUTIVE OFFICERS
             AND CERTAIN STOCKHOLDERS OF CAREY INTERNATIONAL, INC.

Directors and Executive Officers

  The name, position with Carey International, Inc. (as used in this Schedule I, the "Company"), present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each individual is a United States citizen and each individual's business address is c/o Carey International, Inc., 4530 Wisconsin Avenue, N.W., Washington, DC 20016. Unless otherwise indicated, to the knowledge of the Company, no director or executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

           Name                Present Principal Occupation or Employment;
                            Material Positions Held during the past Five Years

Vincent A. Wolfington....  Mr. Wolfington, a co-founder of the Company, has served as its Chairman of the Board of Directors and Chief Executive Officer since 1979. For over 25 years, Mr. Wolfington has been involved in the limousine industry and directly associated with the Carey system of licensees and affiliates. Mr. Wolfington has served as a consultant to the National Academy of Sciences Transportation Research Board, President of the National Para-transit Association and a member of the International Limousine Association. Mr. Wolfington currently is a member of the Executive Committee of the World Travel and Tourism Council, a global organization of the chief executive officers of companies engaged in all sectors of the travel and tourism industry.

Don R. Dailey............  Mr. Dailey, a co-founder of the Company, has served as the President and a director of the Company since 1979. Mr. Dailey has been directly involved in the limousine business for over 30 years. Mr. Dailey has served on a number of boards and committees related to the travel industry, including the National Business Travel Association, the International Business Travel Association, the Association of Corporate Travel Executives, the National Limousine Association and the International Limousine Association (as its past President and member of its Executive Committee). Mr. Dailey is currently a member of the Travel Business Round Table, a United States organization of executive officers of companies engaged in all sectors of the travel and tourism industry.

Richard A. Anderson, Jr... Mr. Anderson has served as Executive Vice
                           President -- Sales and Marketing of the Company since July 1998. Mr. Anderson previously served as Senior Vice President of the Company from December 1988 to July 1998 and was Chief Operating Officer of Carey Limousine NY, Inc., a subsidiary of the Company, from December 1988 until August 1997.
                           Mr. Anderson is a former Chairman of the New York Taxi and Limousine Commission's Limousine Advisory Board, a former board member of the

                           Association of Corporate Travel Executives, and a member of the National Business Travel Association and Meeting Planners International.

David H. Haedicke........  Mr. Haedicke has served as Executive Vice President and Chief Financial Officer of the Company since October 1996. From August 1996 to October 1996, he was Senior Vice President and Chief Financial Officer of Infotechnology, Inc., Hadron, Inc. and Comtex Scientific Corporation, an affiliated group of companies engaged in systems management and software development. From September 1993 to May 1996, he was Chief Financial Officer of Walcoff & Associates, Inc., a communications and information management firm. From June 1991 to September 1993, he was Chief Financial Officer and Vice President of Xsirius, Inc., a high technology research and development company. Mr. Haedicke was a partner at Ernst & Young L.L.P. from 1985 to 1991 and was an employee at that firm from 1973 to 1985.

Guy C. Thomas............  Mr. Thomas has served as Executive Vice President--
                           Operations of the Company since 1987. Mr. Thomas has served on a number of boards and committees related to the travel industry, including the National Business Travel Association, the Greater Washington Area Passenger Traffic Association, the American Society of Association Executives, Meeting Planners International, the Association of Corporate Travel Executives, the National Limousine Association and the International Taxicab and Livery Association.

Devin J. Murphy..........  Mr. Murphy has served as Senior Vice President--
                           Operations of the Company since May 1998.
                           Previously, from April 1997 to May 1998, Mr. Murphy served as Senior Vice President and Chief Development Officer of the Company, and from May 1996 to April 1997 he served as Vice President --
                            Corporate Development of the Company. From 1988 to
                           1994, Mr. Murphy held sales and marketing positions at several high tech companies.

Sally A. Snead...........  Ms. Snead has served as the Company's Senior Vice
                           President -- Information Systems since June 1996. From June 1993 to June 1996, she was Executive Vice President and General Manager of Carey Limousine L.A., Inc. From January 1987 to June 1993, she was Executive Vice President and General Manager of Carey Limousine DC, Inc. She is a member of Executive Women International, the National Business Travel Association, the Association of Corporate Travel Executives and the National Limousine Association.

Eugene S. Willard........  Mr. Willard has served as the Company's Senior Vice
                           President --Technology, Strategy and Planning since February 1999. Mr. Willard has over 19 years experience in systems development and strategic systems planning. From 1985 to February 1999, Mr. Willard held senior level positions in systems development and strategic planning in the areas of reservations, revenue management and loyalty program marketing systems for Marriot International.

John C. Wintle...........
                           Mr. Wintle has served as the Company's Senior Vice President--Europe since May 1996 and as Executive Vice President and Managing Director of Carey U.K. Ltd., a subsidiary of the Company, since March 1996. From

                           1982 to February 1996, Mr. Wintle served Savoy Hotel PLC ("Savoy") and its affiliates, including Camelot Barthropp Ltd. ("Camelot"), in various capacities. From March 1993 to February 1996, Mr. Wintle was Executive Vice Chairman of Camelot, which was acquired by Carey U.K. Ltd. in February 1996. Previously, from 1989 to 1993, Mr. Wintle was General Manager, Restaurant Division, of several entities affiliated with Savoy. From 1982 to 1989, Mr. Wintle had been Group Financial Controller at Savoy. Mr. Wintle is a citizen of the United Kingdom. Mr. Wintle's business address is c/o Carey UK, 11-15 Headfort Place, London, United Kingdom.

Robert W. Cox............  Mr. Cox has served as a director of the Company since 1995. From 1969 until his retirement in 1994, Mr. Cox was a partner in the New York and Chicago offices of the law firm Baker & McKenzie. From 1984 to 1992, Mr. Cox was Chairman of the Executive Committee and Managing Partner of the firm, and from 1993 to 1994, Mr. Cox was Chairman of the Policy Committee. Mr. Cox is Chairman Emeritus of Baker & McKenzie. Mr. Cox currently is a director of Hon Industries, Inc. and Homebase, Inc.

Dennis I. Meyer..........  Mr. Meyer has served as a director of the Company since June 1998. Mr. Meyer has been a partner in the law firm of Baker & McKenzie since 1965. Mr. Meyer has previously served as Chairman of the Executive Committee and Managing Partner of Baker & McKenzie. Mr. Meyer serves as a director of Oakwood Homes Corporation as well as United Financial Banking Companies, Inc., Jordan Kitt's Music, Inc. and Daily Express, Inc. Mr. Meyer's business address is c/o Baker & McKenzie, 815 Connecticut Avenue, N.W., Suite 900, Washington, DC 20006.

Nicholas J. St. George...  Mr. St. George has served as a director of the
                           Company since June 1997. Currently, Mr. St. George serves as a consultant to Oakwood Homes Corporation, a manufacturer and retailer of manufactured homes. From February 1979 to September 1999, Mr. St. George served as Chairman and Chief Executive Officer of Oakwood Homes Corporation. Mr. St. George serves as a director of Legg Mason, Inc.

Joseph V. Vittoria.......  Mr. Vittoria has served as a director of the
                           Company since June 1998. Mr. Vittoria has been the Chairman and Chief Executive Officer of Travel Services International, Inc. ("Travel Services") since Travel Services completed its initial public offering in July 1997. From September 1987 to February 1997, Mr. Vittoria was the Chairman and Chief Executive Officer of Avis, Inc. ("Avis"), a multinational auto rental company where he was employed for over 26 years. Mr. Vittoria was responsible for the purchase of Avis by its employees in 1987 by creating one of the world's largest Employee Stock Ownership Plans. He was a founding member of the World Travel and Tourism Council. Mr. Vittoria serves as a director of Sirius Satellite Radio, Inc., Transmedia Asia, Puradyn Filter Technologies, Inc., ResortQuest International, Inc. and various non-profit associations. Mr. Vittoria's business address is c/o Travel Services International, Inc., 220 Congress Park Drive, Del Ray Beach, Florida 33445.

Beneficial Ownership of Shares.

  The following table sets forth certain information known to the Company with respect to beneficial ownership of Shares as of July 24, 2000 by (i) each director of the Company and (ii) each executive officer of the Company. Except as otherwise noted, the persons named in this table have sole voting and investment power with respect to all Shares.

                                                                     Shares
                                                                  Beneficially
                                                                    Owned(1)
                                                                 ---------------
   Name of Beneficial Owner                                      Number  Percent
   ------------------------                                      ------- -------
   Vincent A. Wolfington (2).................................... 566,069   5.5

   Don R. Dailey (3)............................................ 555,176   5.4

   Richard A. Anderson, Jr. (4).................................  41,286     *

   David H. Haedicke (5)........................................ 169,600   1.7

   Guy C. Thomas (6)............................................ 141,782   1.4

   Devin J. Murphy (7)..........................................  75,200     *

   Sally A. Snead (8)...........................................  52,917     *

   Eugene S. Willard (5)........................................  15,000     *

   John C. Wintle (5)...........................................  16,967     *

   Robert W. Cox (5)............................................  24,400     *

   Dennis I. Meyer (9)..........................................   9,000     *

   Nicholas J. St. George (10)..................................  16,500     *

   Joseph V. Vittoria (5).......................................   4,000     *

--------
  * Less than 1%

 (1) Percentages in the table are based upon 9,848,729 Shares outstanding as of July 24, 2000. Except as reflected in the footnotes to this table, Shares beneficially owned consist of outstanding Shares owned by the indicated person or by that person for the benefit of minor children and Shares that the indicated person has the right to acquire through the exercise of Company Options.

 (2) Includes 465,706 Shares that may be acquired upon the exercise of Company Options. Also includes (i) 1,183 Shares currently held by a company controlled by Mr. Wolfington, (ii) 1,560 Shares held by a limited partnership which are attributable to Mr. Wolfington's wife (780 Shares) and one of his children (780 Shares) and (iii) 430 Shares held by one of his children. Excludes Shares held by Yerac Associates, L.P. ("Yerac"), a limited partnership of which Mr. Wolfington is a limited partner, with respect to which Shares Mr. Wolfington has no voting or investment power.

 (3) Includes 415,707 Shares that may be acquired upon the exercise of Company Options.

 (4) Includes 30,386 Shares that may be acquired upon the exercise of Company Options. Also includes (i) 600 Shares held by Mr. Anderson's wife as to which Mr. Anderson disclaims beneficial ownership and (ii) and 1,500 Shares held by a trust of which Mr. Anderson is a beneficiary.

 (5) Represents Shares that may be acquired upon the exercise of Company
     Options.

 (6) Includes 99,000 Shares that may be acquired upon the exercise of Company Options.

 (7) Includes 67,900 Shares that may be acquired upon the exercise of Company Options.

 (8) Includes 51,197 Shares that may be acquired upon the exercise of Company Options.

 (9) Includes 4,000 Shares that may be acquired upon the exercise of Company Options. Also includes 5,000 Shares held by Mr. Meyer's wife as to which Mr. Meyer disclaims beneficial ownership.

(10) Includes 11,500 Shares that may be acquired upon the exercise of Company Options. Also includes 5,000 Shares held by Mr. St. George's wife as to which Mr. St. George disclaims beneficial ownership.

                                  SCHEDULE II

                    MEMBERS OF THE BOARDS OF DIRECTORS AND
         EXECUTIVE OFFICERS OF VIP HOLDINGS, LLC, VIP HOLDINGS II, LLC
                VIP HOLDINGS III, LLC, LIMOUSINE HOLDINGS, LLC,
          ALUWILL ACQUISITION CORP. AND CHARTWELL INVESTMENTS II LLC

Directors and Executive Officers

  The name, business address, position with each of Holdings, Parent, Acquisition Company and Chartwell, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Holdings, Parent, Acquisition Company and Chartwell, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Each individual is a United States citizen and each individual's business address is 717 Fifth Avenue, 23rd Floor, New York, New York 10022. To the knowledge of Holdings, Parent, Acquisition Company and Chartwell, no director or executive officer of Holdings, Parent, Acquisition Company or Chartwell has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Holdings, Parent, Acquisition Company or Chartwell was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    Name                       Present Principal Occupation or Employment;
                            Material Positions Held during the past Five Years

Todd R. Berman...........  Director and President of Acquisition Company and a
                           Manager of each of Holdings and Parent. Mr. Berman is a co-founder and President of Chartwell, an advisor to, and manager of, private equity funds which invest in growth financings and buyouts of middle market companies. Mr. Berman has been with Chartwell, Chartwell Investments Inc. or its predecessor since 1992. He received his A.B. from Brown University and an M.B.A. from Columbia University Graduate School of Business.

Michael S. Shein.........  Director and Vice President, Secretary and
                           Treasurer of Acquisition Company and a Manager of each of Holdings and Parent. Mr. Shein is a Managing Director and co-founder of Chartwell. Mr. Shein has been with Chartwell, Chartwell Investments Inc. or its predecessor since 1992. Mr. Shein received a B.S. summa cum laude from The Wharton School at the University of Pennsylvania.

Jeffrey R. Larsen........  Vice President and Assistant Secretary of
                           Acquisition Company. Mr. Larsen has been an
                           Associate with Chartwell since September 1999. From July 1997 to July 1999, Mr. Larsen was an Analyst in the Leveraged Finance Group of the Investment Banking Division of Goldman, Sachs & Co., which has a business address of 85 Broad Street, New York, New York 10004. Mr. Larsen received an A.B. magna cum laude in Economics from Princeton University.

Beneficial Ownership of Shares

  Each of Mr. Berman and Mr. Shein, as managers of Holdings and Parent and directors of Acquisition Company may be deemed the beneficial owners of the securities of Carey International which Acquisition Company has the right to purchase pursuant to the terms of the Carey Purchase Agreements. Acquisition

Company has the right and obligation to acquire, subject to certain conditions, 90% of the outstanding shares of common stock of Carey International after giving effect to the exercise and conversion of certain derivative securities of Carey International in accordance with the terms of the Carey Purchase Agreements. The address of each of Mr. Berman, Mr. Shein, Mr. Larsen, Chartwell, Holdings, Parent and Acquisition Company is c/o Chartwell Investments II LLC, 717 Fifth Avenue, 23rd Floor, New York, New York 10022.

                                 SCHEDULE III

             INFORMATION CONCERNING DIRECTORS, EXECUTIVE OFFICERS
                AND CERTAIN STOCKHOLDERS OF FORD MOTOR COMPANY

Directors and Executive Officers

  The name, position with Ford Motor Company (as used in this Schedule III, the "Company"), present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Company, together with the names of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each individual is a United States citizen and each individual's business address is c/o Ford Motor Company, One American Road, Dearborn, Michigan. Unless otherwise indicated, to the knowledge of the Company, no director or executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Directors:

    Name                       Present Principal Occupation or Employment;
                            Material Positions Held during the past Five Years

Jacques A. Nasser........  Mr. Nasser serves as the President and Chief
                           Executive Officer of Ford Motor Company. Prior to his election as President and CEO of the Company effective January 1, 1999, Mr. Nasser was Executive Vice President, President -- Ford Automotive Operations. Before heading Ford Automotive Operations, Mr. Nasser was Group Vice President --
                            Product Development from 1994 to 1996. He was
                           elected a Company Vice President in 1993 as the Chairman of Ford of Europe. From 1990 to 1993, Mr. Nasser served as President of Ford of Australia. He has held a number of other global positions in Asia-Pacific and South America since joining the Company in 1968.

John R. H. Bond..........  Mr. Bond has served as a Director of Ford Motor
                           Company since July 12, 2000. Mr. Bond is currently Group Chairman of HSBC Holdings plc. Mr. Bond joined HSBC in 1961 and served as Executive Director of The Hongkong and Shanghai Banking Corp. from 1988 to 1992. He was President and Chief Executive Officer of Marine Midland Bank Inc., now known as HSBC USA Inc., from 1991 to 1993. He also served as Group Chief Executive at HSBC from 1993 to 1998, and has been Group Chairman since 1998. Mr. Bond is also Chairman of the Institute of International Finance, a member of the Banking Advisory Group of the International Finance Corporation, and a fellow of the Chartered Institute of Bankers. In 1999, Mr. Bond was knighted for his services to the banking industry. Mr. Bond is a citizen of Great Britain.

Michael D. Dingman.......  Mr. Dingman has been a Director of Ford Motor
                           Company since 1981. Mr. Dingman currently is the President and CEO of Shipston Group Ltd., a diversified international holding company. In addition, he is the former Chairman of the Board and a current director of Fisher Scientific

                                     III-1

                           International, a leader in serving science and providing products and services to research, health care, industry, education, and governments worldwide. Mr. Dingman is also a Director of Teekay Shipping Corporation. Mr. Dingman is a citizen of Ireland.

Edsel B. Ford II.........  Mr. Ford has been a Director of Ford Motor Company since 1988. Mr. Ford is the Former Vice President of Ford Motor Company and Former Chief Operating Officer of Ford Motor Credit Company. Mr. Ford retired as President and Chief Operating Officer of Ford Motor Credit Company in 1998 having served in that capacity since May 1991. Mr. Ford was also a Vice President of the Company from 1993 through the end of 1998. Prior to 1991, he held numerous senior executive positions at Ford and Lincoln-Mercury, both domestic and abroad. Mr. Ford is also a Director of the Federal Reserve Bank of Chicago, Detroit Branch and The Skillman Foundation.

William Clay Ford........  Mr. Ford has been a Director of Ford Motor Company since 1948. Mr. Ford is the Retired Chairman of the Finance Committee of Ford Motor Company. Mr. Ford served as Chairman of the Finance Committee of Ford's Board of Directors from November 1987 to January 1995. He was elected a Vice Chairman of Ford in 1980, retiring from that position in 1989. He also owns and is President of The Detroit Lions, Inc.

William Clay Ford, Jr....  Mr. Ford serves as the Chairman of the Board of
                           Directors, Chairman of the Environmental and Public Policy Committee, Chairman of the Finance Committee and Chairman of the Organization Review and Nominating Committee of Ford Motor Company. Mr. Ford has held a number of management positions within Ford, including Vice President --
                           Commercial Truck Vehicle Center. Effective January 1, 1995, Mr. Ford became Chairman of the Finance Committee, and effective January 1, 1999, he was elected Chairman of the Board of Directors of the Company. Mr. Ford also is Vice Chairman of The Detroit Lions, Inc., and Chairman of the Board of Trustees of the Henry Ford Museum and Greenfield Village. He also is a Vice Chairman of Detroit Renaissance Foundation and a Trustee of Conservation International Foundation.

Irvine O. Hockaday, Jr...  Mr. Hockaday has been a Director of Ford Motor
                           Company since 1987. Mr. Hockaday has been President and Chief Executive Officer of Hallmark Cards, Inc. in Kansas City, Missouri since January 1, 1986, and a Director since 1978. Mr. Hockaday also serves as a Director with Dow Jones, Inc.; Sprint Corporation; and UtiliCorp United, Inc.

Marie-Josee Kravis.......  Mrs. Kravis has been a Director of Ford Motor
                           Company since 1995. Mrs. Kravis was appointed a Senior Fellow, Hudson Institute Inc., Indianapolis, Indiana, in 1994. Prior to that time, and since 1978, she served as Executive Director of the Hudson Institute of Canada. She also serves as a Director of the Canadian Imperial Bank of Commerce; Hasbro Inc.; Hollinger International Inc.; StarMedia Network, Inc.; The Seagram Co. Ltd.; and Compagnie UniMedia. Mrs. Kravis is a citizen of Switzerland and Canada.

Ellen R. Marram..........
                           Ms. Marram has been a Director of Ford Motor
                           Company since 1988. She previously served as President and CEO of Tropicana Beverage Group

                                     III-2
                           from September 1997 until November 1998 and had previously served as President of the Group since joining Seagram in 1993. She also served as Executive Vice President of The Seagram Company Ltd. and Joseph E. Seagram & Sons, Inc. She served as President and CEO of Nabisco Biscuit Company and Senior Vice President of the Nabisco Foods Group from June 1988 until April 1993. She is also a Director of The New York Times Company.

Homer A. Neal............  Dr. Neal has served as a Director of Ford Motor
                           Company since 1997. Dr. Neal is the Director of the ATLAS Project, Professor of Physics, and Interim President Emeritus at the University of Michigan. He served as Interim President of the University of Michigan from July 1, 1996 to February 1, 1997. From 1987 to 1993, Dr. Neal was Chair of the University of Michigan's Physics Department and from 1993 to 1997 he served as Vice President of Research for the University of Michigan. He is also a Director of Ogden Corporation; Center for Strategic and International Studies; and Smithsonian Institution.

Jorma J. Ollila..........  Mr. Ollila has served as a Director of Ford Motor
                           Company since January 12, 2000. Mr. Ollila has been the Chairman of the Board and Chief Executive Officer of the Nokia Corporation in Finland since 1999. He also has been Chairman of its Group Executive Board since 1992. He was President and Chief Executive Officer from 1992 to 1999, a member of its Board of Directors since 1995 and a member of its Group Executive Board since 1986. He also held various other positions since joining Nokia in 1985. From 1978 to 1985, Mr. Ollila held various positions with Citibank Oy and Citibank N.A. Mr. Ollila also serves as a Director of Otava Books and Magazines Group, Ltd.; and UPM-Kymmene Corporation. Mr. Ollila is a citizen of Finland.

Carl E. Reichardt........  Mr. Reichardt has served as a Director of Ford
                           Motor Company since 1986. Mr. Reichardt served as the Chairman and Chief Executive Officer of Wells Fargo & Company in San Francisco, California from 1983 until his retirement on December 31, 1994. Mr. Reichardt also serves as a Director of Columbia/ HCA Healthcare Corporation; ConAgra, Inc.; McKesson HBOC, Inc.; Newhall Management Corporation; Pacific Gas and Electric Company; PG&E Corporation; and HSBC Holdings plc.

Robert E. Rubin..........  Mr. Rubin has served as a Director of Ford Motor
                           Company since November 11, 1999. He also serves as a Director, Chairman of the Executive Committee and Member of the Office of the Chairman of Citigroup, Inc., New York, New York. Before joining Citigroup in 1999, Mr. Rubin served as U.S. Secretary of the Treasury from 1995 to 1999. He previously served from 1993 to 1995 in the White House as Assistant to the President for Economic Policy and, in that capacity, directed the activities of the National Economic Council. Prior to that time, Mr. Rubin spent 26 years at Goldman, Sachs & Co., where he served as Co-Senior Partner and Co-Chairman from 1990 to 1992, and Vice Chairman and Co-Chief Operating Officer from 1987 to 1990.

John L. Thornton.........
                           Mr. Thornton has served as a Director of Ford Motor Company since 1996. Currently, Mr. Thornton serves as the President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. Mr. Thornton

                                     III-3
                           formerly served as Chairman of Goldman Sachs --
                            Asia. He was previously co-chief executive of
                           Goldman Sachs International, the firm's business in Europe, the Middle East and Africa. Mr. Thornton joined Goldman Sachs in 1980 and was named a partner in 1988. He is also a Director for British Sky Broadcasting Group PLC; The Goldman Sachs Group, Inc.; Laura Ashley PLC; and Pacific Century Group, Inc.

Executive Officers:

W. Wayne Booker..........  Mr. Booker serves as the Vice Chairman of Ford
                           Motor Company.

James D. Donaldson.......  Mr. Donaldson serves as Group Vice President --
                            Global Business Development of Ford Motor Company.

Carlos E. Mazzorin.......  Mr. Mazzorin serves as Group Vice President --
                            Global Purchasing and South America of Ford Motor
                           Company.

James J. Padilla.........  Mr. Padilla serves as Group Vice President --
                            Global Manufacturing of Ford Motor Company.

Richard Parry-Jones......  Mr. Parry-Jones serves as Group Vice President --
                            Global Product Development and Quality of Ford
                           Motor Company. Mr. Parry-Jones is a citizen of Great Britain.

Wolfgang Reitzle.........  Dr. Reitzle serves as Group Vice President --
                            Premier Automotive Group of Ford Motor Company.
                           Dr. Reitzle is a citizen of Germany.

Robert L. Rewey..........  Mr. Rewey serves as Group Vice President -- Global
                           Consumer Services and North America of Ford Motor Company.

John M. Rintamaki........  Mr. Rintamaki serves as Group Vice President, Chief of Staff, General Counsel and Secretary of Ford Motor Company.

Henry D. G. Wallace......  Mr. Wallace serves as Group Vice President and
                           Chief Financial Officer of Ford Motor Company. Mr. Wallace is a citizen of Great Britain.

Gurminder S. Bedi........  Mr. Bedi serves as Vice President -- North American
                           Truck of Ford Motor Company.

William W. Boddie........  Mr. Boddie serves as Vice President -- Global Core
                           Engineering of Ford Motor Company.

Mei Wei Cheng............  Mr. Cheng serves as Vice President of Ford Motor
                           Company. Mr. Cheng also serves as President of Ford Motor (China) Ltd.

William J. Cosgrove......  Mr. Cosgrove serves as Vice President of Ford Motor
                           Company. Mr. Cosgrove also serves as the Chief of Staff and Chief Financial Officer of Premier Automotive Group.

Terrall M. de              Mr. de Jonckheere serves as Vice President -- Ford
Jonckheere...............  South America Operations.

Wayne S. Doran...........
                           Mr. Doran serves as Vice President of Ford Motor Company. Mr. Doran also serves as Chairman of Ford Motor Land Development Corporation.

                                     III-4

Mark Fields..............  Mr. Fields serves as Vice President of Ford Motor
                           Company.

Bobbie A. Gaunt..........  Ms. Gaunt serves as Vice President of Ford Motor
                           Company. Ms. Gaunt also serves as President and Chief Executive Officer of Ford Motor Company of Canada, Ltd.

Louise K. Goeser.........  Ms. Goeser serves as Vice President -- Quality of
                           Ford Motor Company.

Janet Mullins Grissom....  Ms. Grissom serves as Vice President -- Washington
                           Affairs of Ford Motor Company.

Elliott S. Hall..........  Mr. Hall serves as Vice President -- Dealer
                           Development of Ford Motor Company.

Earl J. Hesterberg.......  Mr. Hesterberg serves as Vice President of Ford
                           Motor Company. Mr. Hesterberg also serves as Vice President of Marketing, Sales and Service for Ford of Europe, Inc.

Mark W. Hutchins.........  Mr. Hutchins serves as Vice President of Ford Motor
                           Company. Mr. Hutchins also serves as President of Lincoln and Mercury.

I. Martin Inglis.........  Mr. Inglis serves as Vice President -- Ford North
                           America.

Michael D. Jordan........  Mr. Jordan serves as Vice President of Ford Motor
                           Company. Mr. Jordan also serves as President of Automotive Consumer Services Group.

Brian P. Kelley..........  Mr. Kelley serves as Vice President -- Consumer
                           Connect of Ford Motor Company. Mr. Kelley also serves as Chief Operating Officer of Ford Investment Enterprises Corporation.

Vaughn A. Koshkarian.....  Mr. Koshkarian serves as Vice President -- Ford
                           Asia Pacific Operations.

Roman J. Krygier.........  Mr. Krygier serves as Vice President -- Powertrain
                           Operations of Ford Motor Company.

Martin Leach.............  Mr. Leach serves as Vice President of Ford Motor
                           Company. Mr. Leach also serves as Vice President of Product Development for Ford of Europe, Inc. Mr. Leach is a citizen of Great Britain.

Malcolm S. Macdonald.....  Mr. Macdonald serves as Vice President and
                           Treasurer of Ford Motor Company.

J.C. Mays................  Mr. Mays serves as Vice President -- Design of Ford
                           Motor Company.

David L. Murphy..........  Mr. Murphy serves as Vice President -- Human
                           Resources of Ford Motor Company. Mr. Murphy is a citizen of Great Britain.

James G. O'Connor........  Mr. O'Connor serves as Vice President of Ford Motor
                           Company. Mr. O'Connor also serves as President of Ford Division.

Helen O. Petrauskas......  Ms. Petrauskas serves as Vice President --
                            Environmental and Safety Engineering of Ford Motor
                           Company.

William F. Powers........
                           Mr. Powers serves as Vice President--Research of Ford Motor Company.

                                     III-5

Neil W. Ressler..........  Mr. Ressler serves as Vice President and Chief
                           Technical Officer, Research and Vehicle Technology of Ford Motor Company.

Dennis E. Ross...........  Mr. Ross serves as Vice President and Chief Tax
                           Officer of Ford Motor Company.

Shamel T. Rushwin........  Mr. Rushwin serves as Vice President -- Vehicle
                           Operations of Ford Motor Company.

Nicholas V. Scheele......  Mr. Scheele serves as Vice President of Ford Motor
                           Company. Mr. Scheele also serves as Chairman of Ford of Europe, Inc.

James C. Schroer.........  Mr. Schroer serves as Vice President -- Global
                           Marketing of Ford Motor Company.

William A. Swift.........  Mr. Swift serves as Vice President and Controller of Ford Motor Company.

Frank M. Taylor..........  Mr. Taylor serves as Vice President -- Material
                           Planning and Logistics of Ford Motor Company.

Chris P. Theodore........  Mr. Theodore serves as Vice President -- North
                           America Car of Ford Motor Company.

David W. Thursfield......  Mr. Thursfield serves as Vice President of Ford
                           Motor Company. Mr. Thursfield also serves as
                           President of Ford of Europe. Mr. Thursfield is a citizen of Great Britain.

Alex P. Ver..............  Mr. Ver serves as Vice President -- Advanced
                           Manufacturing Engineering of Ford Motor Company.

Jason H. Vines...........  Mr. Vines serves as Vice President --
                            Communications of Ford Motor Company.

Donald A. Winkler........  Mr. Winkler serves as Vice President of Ford Motor
                           Company. Mr. Winkler also serves as Chairman and Chief Executive Officer of Ford Motor Credit Company.

James A. Yost............  Mr. Yost serves as Vice President and Chief
                           Information Officer of Ford Motor Company.

Martin B. Zimmerman......  Mr. Zimmerman serves as Vice President --
                            Governmental Affairs of Ford Motor Company.

Rolf Zimmermann..........  Mr. Zimmermann serves as Vice President of Ford
                           Motor Company. Mr. Zimmermann also serves as
                           Chairman of Ford Werke AG. Mr. Zimmermann is a citizen of Germany.

  All of the above officers, except those noted below, have been employed by Ford or its subsidiaries in one or more capacities during the past five years. Described below are the positions (other than those with Ford or its subsidiaries) held by those officers who have not been with Ford or its subsidiaries for five years:

  . Mr. Cheng was President and Regional Executive of GE Appliances Ltd. in Hong Kong from October 1996 until January 1998. From September 1994 until September 1996 he was President of General Electric China. General Electric Company's address is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                                     III-6

  . Ms. Goeser served as General Manager, Refrigeration Product Team Whirlpool Corporation, Whirlpool North American Appliance Group, from September 1996 until March 1999. From January 1994 until September 1996, she served as Vice President, Corporate Quality, Whirlpool Corporation. Whirlpool Corporation's address is Whirlpool Center, 2000 M63, Benton Harbor, Michigan 49022.

  . Mr. Kelley served as Vice President and General Manager for Sales and Distribution with General Electric's Appliance Division from January 1997 until June 1999. From January 1995 until January 1997 he served as General Manager, Laundry Products, General Electric's Appliance Division and as Marketing Director, GE Brands Worldwide, General Electric Appliance Division from January 1994 until January 1995. General Electric Company's address is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

  . Mr. Mays was Vice President of Design Development at SHR Perceptual Management in Scottsdale, Arizona from 1995 to 1997. Prior to that he was design director responsible for worldwide design strategy, development and execution for Audi AG. SHR Perceptual Management's address is 703 Rancho Conejo Boulevard, Newbury Park, California 91320. Audi AG's address is Auto-Union Strasse 2, 85045 Ingolstadt, Germany.

  . Dr. Reitzle was a member of the Board of Management of BMW AG, Research and Development from July 1987 to October 1995. He served as Chairman of Rover Group Board from October 1995 to March 1997 and as a member of the Board of Management of BMW AG, Market and Product from March 1998 to February 1999. BMW AG's address is Research and Engineering Centre, Knorrstr, 147 80788, Munich, Germany.

  . Mr. Ross was a partner in the New York law firm of Davis, Polk & Wardwell from May 1989 to May 1995. Davis, Polk & Wardwell's address is 450 Lexington Avenue, New York, New York 10017.

  . Mr. Rushwin served as Vice President -- International Manufacturing and Minivan Assembly Operations at DaimlerChrysler AG and its predecessors from October 1994 until March 1999. Daimler Chrysler AG's address is Epplestrasse 225, Stuttgart, Germany 011-4971117.

  .  Mr. Taylor was Executive Director, Production Control and Logistics --
      General Motors Corporation Powertrain Group from March 1994 to July 1999. General Motors Corporation's address is 300 Renaissance Center, Detroit, Michigan 48265.

  . Mr. Theodore most recently was Senior Vice President -- Platform Engineering at DaimlerChrysler AG and its predecessors from January 1998 until March 1999. His prior positions at DaimlerChrysler AG were General Manager -- Small Car Platform Engineering from 1996 through December 1997 and General Manager -- Minivan Platform Engineering from 1992 through 1996. Daimler Chrysler AG's address is Epplestrasse 225, Stuttgart, Germany 011-4971117.

  . Mr. Vines served as Vice President -- External Affairs, Nissan North America from April 1998 until February 2000. From 1983 until 1998, he served in a variety of media relations, internal communications and labor relations positions at Chrysler Corporation. Nissan North America's address is 990 West 190th Street, Torrance, California 90502. Chrysler Corporation's address is 1 Chrysler Drive, Auburn Hills, Michigan 48326.

  . Mr. Winkler was Chairman and CEO of Finance One, a finance subsidiary of Bank One Corporation and served as Executive Vice President of Bank One Corporation from 1993 to October 1999. Bank One's address is One First National Plaza, Chicago, Illinois 60670.

                                     III-7

                                  SCHEDULE IV

                           CAREY INTERNATIONAL, INC.
                          4530 WISCONSIN AVENUE, N.W.
                            WASHINGTON, D.C. 20016

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
               ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

  This Information Statement (the "Information Statement") is being mailed on or about August 3, 2000 as part of the Offer to Purchase, dated August 3, 2000 (the "Offer to Purchase"), to the holders of the common stock (the "Common Stock") of Carey International, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Offer to Purchase. You are receiving this Information Statement in connection with the possible election of persons designated by Acquisition Company to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company to cause Acquisition Company's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  Pursuant to the Merger Agreement, the Offerors commenced the Offer on August 3, 2000. The Offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, August 31, 2000, unless the Offer is extended.

  The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Acquisition Company, and the Acquisition Company Designees (as defined below) has been furnished to the Company by either Parent or Acquisition Company, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of the close of business on July 24, 2000, there were 9,848,729 Shares issued and outstanding and 1,918,427 Shares issuable upon the exercise of outstanding options granted under the Company's stock option plans. The Company's Board of Directors currently consists of six members. The Board is divided into three classes with staggered three-year terms. Successors to the directors whose terms expire at each annual meeting are elected for three-year terms. A director holds office until the annual meeting for the year in which his term expires and until his successor is elected and qualified or until such director's earlier resignation or removal.

Right to Designate Directors; the Acquisition Company Designees

  Pursuant to the Merger Agreement, promptly upon the Offer Closing and from time to time thereafter until the Effective Time, Acquisition Company will be entitled to designate such number of directors (the "Acquisition Company Designees") equal to the greater of (a) a majority of the Board and (b) the product of (i) the number of directors on the Board and (ii) the percentage that such number of Shares owned by Acquisition Company bears to the number of Shares outstanding and not owned by the Company less the number of Independent Directors (as defined below). In furtherance thereof, the Company has agreed, upon request by Acquisition Company, either to increase the size of the Board or use reasonable efforts to secure the resignations of, or failing that, to remove such number of directors as is necessary to enable the Acquisition Company Designees to be elected or appointed to the Board and shall cause the Acquisition Company Designees to be so elected or appointed.

  The Company's obligation to appoint the Acquisition Company Designees is subject to Rule 14(f) of the Exchange Act. The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who are not employees of the Company or any of its subsidiaries (the "Independent Directors") shall continue to serve on the Board until the effectiveness of the Merger. Following the election or appointment of the Acquisition Company Designees to the Board, but prior to the Effective Time, any permitted termination of the Merger Agreement by the Company, any amendment of the Merger Agreement or the Company's certificate of incorporation or by-laws requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of Parent and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement must be authorized by a majority of the Independent Directors as well as a majority of all Board members.

  Acquisition Company has informed the Company that it has chosen the persons listed below as the Acquisition Company Designees and that each of the Acquisition Company Designees has consented to act as a director. The names of the Acquisition Company Designees, their ages as of July 24, 2000 and certain other information about them are set forth below.

  Jeffrey R. Larsen, age 25, has been an Associate with Chartwell since September 1999. From July 1997 to July 1999, Mr. Larsen was an Analyst in the Leveraged Finance Group of the Investment Banking Division of Goldman, Sachs & Co. Mr. Larsen received an A.B. magna cum laude in Economics from Princeton University.

  Michael J. Rolland, age 56, has been an advisor to Chartwell since April 2000 when he retired as a Managing Director of Merrill Lynch & Co. He joined Merrill Lynch & Co. in 1984 following its acquisition of A.G. Becker. At Merrill Lynch, he founded and managed the Private Sales & Divestitures Group, which focuses on advising sellers of middle market businesses. During his career at Merrill, he supervised the sale of over 250 businesses. At A.G. Becker, where he joined its Warburg Paribas Becker operation in 1977, he had specialized in international mergers and acquisitions. Prior to 1977, he was associated with the investment management firm of Ivory & Sime in Edinburgh, Scotland. Mr. Rolland received his M.B.A. from Stanford University and his M.A. from the University of St. Andrews, Scotland.

  W. Gray Hudkins, age 25, is an Associate at Chartwell. Mr. Hudkins previously worked as an Associate at the private equity investment firm of Saunders Karp & Megrue in Stamford, Connecticut. Prior to his work at Saunders Karp & Megrue, Mr. Hudkins worked as an Analyst at Montgomery Securities in San Francisco, where he focused on underwriting as well as merger and acquisition advisory services for the lodging, travel and leisure sectors. Mr. Hudkins received an A.B., cum laude, in Economics and a Certificate in Germanic Language and Literature from Princeton University.

  James C. Schroer, age 48, is Vice President -- Global Marketing for Ford, a position he was appointed to in June 1999. In this capacity, he is responsible for the development of Ford's Brands, excellence in world-class marketing, and global services to Ford's businesses, including marketing research, media buying and placement, dealer education and training and the Ford presence on the Internet. From October 1996 to June 1999, Mr. Schroer served as Executive Director -- Marketing Strategy and Brand Management of Ford. From 1995 to September 1996, Mr. Schroer was Vice President and lead partner of the consumer industries group at Booz, Allen & Hamilton. Previously, Mr. Schroer was Executive Vice President of Sales and Marketing at RJR Nabisco and Vice President, Marketing at the STP and Wagner divisions of Studebaker-Worthington, Inc. Mr. Schroer earned a bachelor's degree in economics from Carleton College and a M.B.A. from Harvard University.

  Elizabeth S. Acton, age 49, is Executive Vice President and Chief Financial Officer of Ford Motor Credit Company, a wholly owned subsidiary of Ford. Ms. Acton joined Ford Credit in January of 1998. From February 1995 to January 1998, Ms. Acton was Assistant Treasurer of Ford. Ms. Acton held a variety of positions during her 14 year tenure with Ford, including positions with the Treasurer's Office that involved international financing, portfolio and foreign exchange management, cash flow forecasting, corporate finance and pension asset management. Prior to joining Ford in 1983, Ms. Acton was Vice President and Relationship Manager in the multinational banking group at Continental Bank in Chicago. Ms. Acton holds a bachelor's degree in psychology from the University of Minnesota and a M.B.A. in Finance from Indiana University.

  Acquisition Company has advised the Company that to the best knowledge of Acquisition Company, none of the potential Acquisition Company Designees currently is a director of, or holds any position with the Company, and except as disclosed in the Offer to Purchase (including Schedule I thereto), none of the potential Acquisition Company Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission, except as may be disclosed in the Offer to Purchase. None of the Acquisition Company Designees has any family relationship with any director or executive officer of the Company.

  Acquisition Company has advised the Company that none of the persons listed above has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the Commission.

                           DIRECTORS OF THE COMPANY

Current Members of the Board of Directors

  The names of the Company's current directors, their ages as of July 24, 2000 and certain other information about them are set forth below. As indicated below, some of the directors have resigned effective upon the consummation of the Offer.

  Vincent A. Wolfington, age 60, a co-founder of the Company, has served as its Chairman of the Board of Directors and Chief Executive Officer since 1979. For over 25 years, Mr. Wolfington has been involved in the limousine industry and directly associated with the Carey system of licensees and affiliates. Mr. Wolfington has served as a consultant to the National Academy of Sciences Transportation Research Board, President of the National Para-transit Association and a member of the International Limousine Association. Mr. Wolfington currently is a member of the Executive Committee of the World Travel and Tourism Council, a global organization of the chief executive officers of companies engaged in all sectors of the travel and tourism industry.

  Don R. Dailey, age 63, a co-founder of the Company, has served as the President and a director of the Company since 1979. Mr. Dailey has been directly involved in the limousine business for over 30 years. Mr. Dailey has served on a number of boards and committees related to the travel industry, including the National Business Travel Association, the International Business Travel Association, the Association of Corporate Travel Executives, the National Limousine Association and the International Limousine Association (as its past President and member of its Executive Committee). Mr. Dailey is currently a member of the Travel Business Round Table, a United States organization of executive officers of companies engaged in all sectors of the travel and tourism industry. Mr. Dailey has resigned as a director of Carey International effective upon the consummation of the Offer.

  Robert W. Cox, age 62, has served as a director of the Company since 1995. From 1969 until his retirement in 1994, Mr. Cox was a partner in the New York and Chicago offices of the law firm Baker & McKenzie. From 1984 to 1992, Mr. Cox was Chairman of the Executive Committee and Managing Partner of the firm, and from 1993 to 1994, Mr. Cox was Chairman of the Policy Committee. Mr. Cox is Chairman Emeritus of Baker & McKenzie. Mr. Cox currently is a director of Hon Industries, Inc. and Homebase, Inc.

  Dennis I. Meyer, age 64, has served as a director of the Company since June 1998. Mr. Meyer has been a partner in the law firm of Baker & McKenzie since 1965. Mr. Meyer has previously served as Chairman of the Executive Committee and Managing Partner of Baker & McKenzie. Mr. Meyer serves as a director of Oakwood Homes Corporation as well as United Financial Banking Companies, Inc., Jordan Kitt's Music, Inc. and Daily Express, Inc.

  Nicholas J. St. George, age 61, has served as a director of the Company since June 1997. Currently, Mr. St. George serves as a consultant to Oakwood Homes Corporation, a manufacturer and retailer of manufactured homes. From February 1979 to September 1999, Mr. St. George served as Chairman and Chief Executive Officer of Oakwood Homes Corporation. Mr. St. George serves as a director of Legg Mason, Inc. Mr. St. George has resigned as a director of Carey International effective upon the consummation of the Offer.

  Joseph V. Vittoria, age 65, has served as a director of the Company since June 1998. Mr. Vittoria has been the Chairman and Chief Executive Officer of Travel Services International, Inc. ("Travel Services") since Travel Services completed its initial public offering in July 1997. From September 1987 to February 1997, Mr. Vittoria was the Chairman and Chief Executive Officer of Avis, Inc. ("Avis"), a multinational auto rental company where he was employed for over 26 years. Mr. Vittoria was responsible for the purchase of Avis by its employees in 1987 by creating one of the world's largest Employee Stock Ownership Plans. He was a founding member of the World Travel and Tourism Council. Mr. Vittoria serves as a director of Sirius Satellite Radio, Inc., Transmedia Asia, Puradyn Filter Technologies, Inc., ResortQuest International, Inc. and various non-profit associations. Mr. Vittoria has resigned as a director of Carey International effective upon the consummation of the Offer.

                 INFORMATION CONCERNING THE BOARD OF DIRECTORS

  The Board currently has three standing committees: the Audit Committee, the Compensation Committee and the Executive Committee. The Board does not currently have a standing Nominating Committee. The members and functions of the standing committees are described briefly below.

Executive Committee

  The members of the Executive Committee of the Company's Board of Directors are Messrs. Wolfington, Cox and Dailey. The Executive Committee exercises all the powers of the Board of Directors between meetings of the Board of Directors, except such powers that are reserved to the Board of Directors by applicable law.

Audit Committee

  The members of the Audit Committee of the Company's Board of Directors are Messrs. Meyer and Vittoria. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans for and results of the audit, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's internal accounting controls.

Compensation Committee

  The members of the Compensation Committee of the Company's Board of Directors are Messrs. Cox and St. George. The Compensation Committee establishes a general compensation policy for the Company and approves increases in directors' fees and salaries paid to officers and senior employees of the Company. The Compensation Committee administers the Company's equity incentive plans and determines, subject to the provisions of the Company's plans, the directors, officers and employees of the Company eligible to participate in any of the plans, the extent of such participation and terms and conditions under which benefits may be vested, received or exercised.

  During the fiscal year ended November 30, 1999, the Board of Directors met five times, the Audit Committee met twice, the Compensation Committee met three times and the Executive Committee did not meet. There are no family relationships among any of the directors or executive officers of the Company.

Director Compensation

  Members of the Board of Directors who also serve as officers of the Company do not receive compensation for serving on the Board. Each other member of the Board receives an annual retainer of $20,000 for serving on the Board, plus a fee of $1,000 for each Board meeting attended and $500 for each committee meeting attended, except that only one $500 fee is paid in the event that more than one committee meeting is held on a single day. All directors receive reimbursement of reasonable expenses incurred in attending Board and committee meetings and otherwise carrying out their duties.

  At his or her election, a director may defer all or a portion of the fees paid to him or her by the Company. If such an election is made, the deferred fees are credited to the director's account at the end of each fiscal quarter in the form of phantom shares of Common Stock. Each phantom share is equal to one share of Common Stock, and the total number of phantom shares credited to the account during any fiscal quarter is determined based on the average closing price of the Common Stock on the Nasdaq National Market during the last 20 trading days of such fiscal quarter. The account reaches maturity on the earlier of (i) the last day of the Company's fiscal year in which the director ceases to be a member of the Board of Directors or (ii) the date on which the director, with the consent of the Company, elects to receive payment of his or her deferred fees. Upon maturity, payment will be paid in cash an amount equal to the number of phantom shares in the director's account. The value of the phantom shares at maturity is determined based on the average closing price of the Common Stock on the Nasdaq National Market during the 20 trading days preceding the date of maturity. To date, elections to defer all or a portion of their fees have been made by Messrs. Cox, Meyer, St. George and Vittoria.

  The Company maintains the Stock Plan for Non-Employee Directors (the "Directors' Plan"). A maximum of 100,000 shares of Common Stock may be delivered upon the exercise of options granted under the Directors' Plan and elections to receive shares in lieu of cash compensation. Only directors of the Company who are not employees of the Company or any of its subsidiaries (the "Non-Employee Directors") are eligible to participate in the Directors' Plan. While grants of stock options under the Directors' Plan are automatic and non-discretionary, all questions of interpretation of the Directors' Plan are determined by the Board of Directors.

  On the date of each annual meeting of stockholders, each Non-Employee Director continuing in office will be granted an option pursuant to the Directors' Plan covering 5,000 shares. Any newly elected Non-Employee Director will be granted an option pursuant to the Directors' Plan covering 5,000 shares on the date of his or her election (whether such election occurs at an annual meeting or otherwise). The option exercise price for all options granted under the Directors' Plan is the closing price of a share of the Common Stock as reported on the Nasdaq National Market on the date the option is granted. All options granted under the Directors' Plan become fully exercisable six months after the date of grant. Unless sooner terminated following the death, disability or termination of service of a director, options granted under the Directors' Plan will remain exercisable until the fifth anniversary of the date of grant. In addition, upon certain transactions involving a change of control or the dissolution or liquidation of the Company, all options outstanding under the Directors' Plan will terminate; provided however, that 20 days prior to the effective date of any such transaction, dissolution or liquidation, all options outstanding under the Directors' Plan that are not otherwise exercisable will become immediately exercisable.

  Under the Directors' Plan, a Non-Employee Director may elect to be paid all or a portion of his or her annual retainer in shares of Common Stock. Any such election must be made in writing at least 30 days prior to the date the annual retainer would be paid by the Company. The number of shares to be delivered to a Non-Employee Director upon such election is determined by dividing the amount of the annual retainer to be received in shares of Common Stock by the closing price of a share of Common Stock as reported on the Nasdaq National Market on the date the annual retainer is to be paid. The Board of Directors may at any time or times amend the Directors' Plan for any purpose which at the time may be permitted by law.

  Messrs. Cox, Meyer, St. George and Vittoria have agreed to cancel the options granted to each of them pursuant to the Directors' Plan on June 25, 1999 to purchase 5,000 shares of Common Stock at an exercise price of $24.625.

                       EXECUTIVE OFFICERS OF THE COMPANY

  The following paragraphs set forth certain information, as of July 24, 2000, about the other current executive officers of the Company who are not directors. Such officers serve at the pleasure of the Board.

  Richard A. Anderson, Jr., age 54, has served as Executive Vice President -- Sales and Marketing of the Company since July 1998. Mr. Anderson previously served as Senior Vice President of the Company from December 1988 to July 1998 and was Chief Operating Officer of Carey Limousine NY, Inc., a subsidiary of the Company, from December 1988 until August 1997. Mr. Anderson is a former Chairman of the New York Taxi and Limousine Commission's Limousine Advisory Board, a former board member of the Association of Corporate Travel Executives, and a member of the National Business Travel Association and Meeting Planners International.

  David H. Haedicke, age 53, has served as Executive Vice President and Chief Financial Officer of the Company since October 1996. From August 1996 to October 1996, he was Senior Vice President and Chief Financial Officer of Infotechnology, Inc., Hadron, Inc. and Comtex Scientific Corporation, an affiliated group of companies engaged in systems management and software development. From September 1993 to May 1996, he was Chief Financial Officer of Walcoff & Associates, Inc., a communications and information management firm. From June 1991 to September 1993, he was Chief Financial Officer and Vice President of Xsirius, Inc., a high technology research and development company. Mr. Haedicke was a partner at Ernst & Young L.L.P. from 1985 to 1991 and was an employee at that firm from 1973 to 1985.

  Guy C. Thomas, age 62, has served as Executive Vice President -- Operations of the Company since 1987. Mr. Thomas has served on a number of boards and committees related to the travel industry, including the National Business Travel Association, the Greater Washington Area Passenger Traffic Association, the American Society of Association Executives, Meeting Planners International, the Association of Corporate Travel Executives, the National Limousine Association and the International Taxicab and Livery Association.

  Devin J. Murphy, age 34, has served as Senior Vice President -- Operations of the Company since May 1998. Previously, from April 1997 to May 1998, Mr. Murphy served as Senior Vice President and Chief Development Officer of the Company, and from May 1996 to April 1997 he served as Vice President -- Corporate Development of the Company. From 1988 to 1994, Mr. Murphy held sales and marketing positions at several high tech companies.

  Sally A. Snead, age 40, has served as the Company's Senior Vice President -- Information Systems since June 1996. From June 1993 to June 1996, she was
Executive Vice President and General Manager of Carey Limousine L.A., Inc. From January 1987 to June 1993, she was Executive Vice President and General Manager of Carey Limousine DC, Inc. She is a member of Executive Women International, the National Business Travel Association, the Association of Corporate Travel Executives and the National Limousine Association.

  Eugene S. Willard, age 50, has served as the Company's Senior Vice President -- Technology, Strategy and Planning since February 1999. Mr. Willard has over 19 years experience in systems development and strategic systems planning. From 1985 to February 1999, Mr. Willard held senior level positions in systems development and strategic planning in the areas of reservations, revenue management and loyalty program marketing systems for Marriot International.

  John C. Wintle, age 53, has served as the Company's Senior Vice President -- Europe since May 1996 and as Executive Vice President and Managing Director
of Carey U.K. Ltd., a subsidiary of the Company, since March 1996. From 1982 to February 1996, Mr. Wintle served Savoy Hotel PLC ("Savoy") and its affiliates, including Camelot Barthropp Ltd. ("Camelot"), in various capacities. From March 1993 to February 1996, Mr. Wintle was Executive Vice Chairman of Camelot, which was acquired by Carey U.K. Ltd. in February 1996. Previously, from 1989 to 1993, Mr. Wintle was General Manager, Restaurant Division, of several entities affiliated with Savoy. From 1982 to 1989, Mr. Wintle had been Group Financial Controller at Savoy. Mr. Wintle is a citizen of the United Kingdom. Mr. Wintle's business address is c/o Carey UK, 11-15 Headfort Place, London, United Kingdom.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

  The following table sets forth certain information with respect to Company compensation earned in the last three completed fiscal years by the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                          Long-Term
                                                         Compensation
                                Annual Compensation         Awards
                              -----------------------    ------------
                                               Other        Awards
                                               Annual       Shares      All Other
Name and Principal             Salary   Bonus  Comp.      Underlying   Compensation
Position                 Year   ($)      ($)    ($)        Options         ($)
------------------       ---- -------- ------- ------    ------------  ------------
Vincent A. Wolfington..  1999 $256,950 $50,000 $   --       80,000       $71,509(1)
 Chairman and Chief      1998  231,620      --     --      180,000(2)     71,774
 Executive Officer       1997  231,620  85,000     --      100,000        12,000

Don R. Dailey..........  1999  226,667  50,000     --       80,000        64,337(1)
 President and Director  1998  205,000      --     --      180,000(2)     35,150
                         1997  205,001  70,000     --      100,000        12,000

David H. Haedicke......  1999  151,250  30,000     --           --            --
 Executive Vice
  President              1998  135,000      --     --      120,000           ---
 and Chief Financial
  Officer                1997  135,000  45,000     --       30,000            --

Guy C. Thomas..........  1999  115,000  12,000 13,020(3)    24,000        19,456(1)
 Executive Vice          1998  115,000      -- 13,020(3)    60,000(2)     10,995
 President-Operations    1997  115,000  25,000 13,020(3)    15,000         9,900

John C. Wintle(4)......  1999  101,767  47,933     --           --            --
 Senior Vice President   1998   87,599  63,019     --        6,000            --
                         1997   89,668  44,817     --       10,000            --

--------
(1) Represents the premium payment on life insurance policies for beneficiaries designated by the Named Executive Officers.

(2) Excludes options granted in April 1998 to Messrs. Wolfington, Dailey and Thomas to purchase 100,000, 100,000 and 30,000 shares, respectively, which April 1998 options were replaced by the options shown for 1999.

(3) Represents a car allowance.

(4) Amounts reported for Mr. Wintle reflect the application of British Pound to U.S. Dollar exchange ratios as of November 30, 1999, 1998 and 1997 of 1.5985, 1.6510 and 1.6900, respectively.

Options Granted in Last Fiscal Year

  The following table sets forth certain information regarding options granted during the fiscal year ended November 30, 1999 by the Company to each of the Named Executive Officers who received options (the options shown are repriced options originally granted in April 1998):

                                                                      Potential Realizable
                                                                        Value at Assumed
                                                                         Rates of Stock
                                                                       Price Appreciation
                                      Individual Grants                 For Option Term
                         -------------------------------------------- --------------------
                         Number of   % of Total
                           Shares     Options
                         Underlying  Granted to  Exercise
                          Options   Employees in   Price   Expiration
   Name                   Granted   Fiscal Year  ($/Share)    Date       5%        10%
   ----                  ---------- ------------ --------- ---------- --------- ----------
Vincent A. Wolfington...   80,000       32.8%     $15.00    4/29/08   $ 754,674  1,912,491
Don R. Dailey...........   80,000       32.8       15.00    4/29/08     754,674  1,912,491
Guy C. Thomas...........   24,000        9.8       15.00    4/29/08     226,402    573,747

Aggregate Options Exercised in the Last Fiscal Year an Year-End Stock Option Values

  The following table sets forth certain information regarding the aggregate number and dollar value of all options exercised by each of the Named Executive Officers during the fiscal year ended November 30, 1999 and the aggregate number and value of all unexercised options held by each of the Named Executive Officers at November 30, 1999.

                                                  Number of Shares
                                               Underlying Unexercised     Value of Unexercised
                                                      Otions at          In-the-Money Options at
                                                  November 30, 1999       November 30, 1999(2)
                                              ------------------------- -------------------------
                          Shares
                         Acquired              Number of    Number of
                            On       Value    Exercisable Unexercisable Exercisable Unexercisable
   Name                  Exercise Realized(1)   Shares       Shares        Value        Value
   ----                  -------- ----------- ----------- ------------- ----------- -------------
Vincent A. Wolfington...      --    $    --     285,706      180,000    $3,365,433   $1,147,500
Don R. Dailey...........      --         --     235,707      180,000     2,529,200    1,147,500
David H. Haedicke.......   6,200     75,995      39,600      130,000       574,560      873,750
Guy C. Thomas...........  32,018    582,060      34,000       65,000       261,750      436,875
John C. Wintle..........   7,933    106,240       7,633        9,334       108,164       74,507

--------
(1) Value is calculated based upon the difference between the option exercise price and the closing market price of the Company's Common Stock on the Nasdaq National Market on the date of exercise.
(2) Value of unexercised in-the-money options based upon $21.375, the closing price of the Company's Common Stock on the Nasdaq National Market on November 30, 1999.

Equity Incentive Plans

  The Company currently maintains the 1987 Stock Option Plan (the "1987 Plan") and the 1992 Stock Option Plan (the "1992 Plan"), under which the Company has awarded incentive and non-statutory stock options. The Company also maintains the 1997 Equity Incentive Plan (the "1997 Plan"), which currently provides for the award of up to 1,550,000 shares of Common Stock in the form of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, performance stock units and other stock units that are valued by reference to the value of the Common Stock. In addition, the Company maintains the 1998 Non-Qualified Stock Option Plan (the "1998 Plan"), which provides for the award of up to 500,000 shares of Common Stock in the form of non-statutory stock options. The 1987 Plan, the 1992 Plan, the 1997 Plan and the 1998 Plan are hereinafter referred to collectively as the "Equity Plans".

  As of November 30, 1999, options were outstanding to purchase an aggregate of 1,846,217 shares of Common Stock under the Equity Plans, and approximately 170,500 shares of Common Stock are authorized but had not been granted under options pursuant to the Equity Plans.

  Officers, key employees, non-employee directors of and consultants to the Company are eligible to participate in the Equity Plans, except officers and directors are not eligible to participate in the 1998 Plan. The Equity Plans are administered by the Compensation Committee of the Board of Directors. Among other things, the Compensation Committee determines, subject to the provisions of the Equity Plans, who shall receive awards, the types of awards to be made, and the terms and conditions of each award. Options that are intended to qualify as incentive stock options under the Equity Plans may be exercisable for not more than 10 years after the date the option is awarded and may not be granted at an exercise price less than the fair market value of the shares of Common Stock at the time the option is granted (and, in the case of stock options granted to holders of more than 10% of the Common Stock, may not be granted at an exercise price less than 110% of the fair market value of the shares of Common Stock at the time the options are granted). The 1997 Plan and the 1998 Plan provide that in the event of a merger or other transaction that results or will result in the Company's Common Stock not being registered under Section 12 of the Securities Exchange Act of 1934, as amended, any unexercisable options or awards will become fully exercisable 20 days prior to the effective date of the merger or other transaction.

  The Compensation Committee may amend, modify or terminate any outstanding award under the Equity Plans with the participant's consent, except consent shall not be required if the Compensation Committee determines that such action will not materially and adversely affect the participant. The Board may amend, suspend or terminate any of the Equity Plans, or any part of such plans, at any time, except that no amendment may be made without stockholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement.

Agreements With Executive Officers

  New Management Agreements. Acquisition Company plans to enter into an employment agreement with Mr. Wolfington and a retirement and consulting agreement with Mr. Dailey. Each of the these agreements is described in the section captioned "SPECIAL FACTORS -- The Merger Agreement and Related Documents" of the Offer to Purchase accompanying this Information Statement and is incorporated herein by reference.

  Existing Employment and Severance Agreements. Set forth below is a description of the employment and/or severance agreements currently existing between the Company and its Named Executive Officers.

  On May 12, 2000, the Company entered into employment agreements with each of Messrs. Wolfington and Dailey. The employment agreements each have a term expiring on the earlier to occur of the executive's Normal Retirement Date under the Company's qualified retirement plan and the termination of the executive's employment pursuant to the terms of the employment agreement. The base salaries to be paid to Messrs. Wolfington and Dailey under the terms of the employment agreements are $325,000 and $275,000, respectively. In addition, Messrs. Wolfington and Dailey are each entitled to yearly incentive compensation in an amount determined by the Board of Directors and fringe benefits not less favorable than the fringe benefits to which they were entitled on May 12, 2000. In the event that Mr. Wolfington or Mr. Dailey dies during the term of his employment agreement, the Company will pay an amount equal to his base salary for a period of three months to the designated beneficiary. In the event that either Mr. Wolfington or Mr. Dailey becomes disabled during the term of his employment agreement, the Company will pay an amount equal to his base salary and any benefits to which he is entitled until he becomes eligible for disability income under the Company's long-term disability income plan. If either Mr. Wolfington or Mr. Dailey is terminated without cause (as defined in the employment agreements) or terminates his employment for good reason (as defined in the employment agreements), the Company will pay him an amount equal to three times his total compensation during his last full year of employment with the Company, and he will become fully vested in all benefits accrued. In the event of a change of control of the Company (as defined in the employment agreements) during the term of the employment agreements, the Company will pay to each of Messrs. Wolfington and Dailey, within ten days following the change of control, the sum of $1,250,000. If this payment is subject to an excise tax imposed by the Internal

Revenue Code, Messrs. Wolfington and Dailey will be entitled to receive an additional payment in an amount equal to the excise tax imposed upon the payment.

  On May 12, 2000, the Company also entered into severance and change of control agreements with each of Messrs. Haedicke, Thomas and Wintle. The severance agreements provide that in the event of a change of control of the Company (as defined in the severance agreements), the Company will pay to each of Messrs. Haedicke Thomas and Wintle the sums of $400,000, $300,000 and $100,000, respectively, within ten days following the change of control. If any of Messrs. Haedicke, Thomas or Wintle dies while any amount is still payable, all such amounts will be paid in accordance with the terms of the severance agreements to their divesee, legatee or estate. Nothing in the severance agreements prevents or limits Messrs. Haedicke, Thomas or Wintle from participation in any benefit, bonus, incentive or other plan or program provided by the Company and for which they qualify.

Interests of Certain Directors and Executive Officers in the Transactions

  Certain directors and executive officers of the Company have interests in the Transaction different from those of stockholders generally, which may present such persons with certain potential conflicts of interests. These interests are described in the section captioned "SPECIAL FACTORS -- Interests of Certain Persons in the Transaction" of the Offer to Purchase accompanying this Information Statement and is incorporated herein by reference.


          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The current members of the Compensation Committee are Messrs. Cox and St. George. No present or former executive officer of the Company serves as a member of the Compensation Committee. Furthermore, there are no interlocking relationships between any executive officer of the Company and any entity whose directors or executive officers serve on the Compensation Committee.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  The Company has been party to certain other related party transactions which are described below.

  During 1993, for an aggregate purchase price of $850,000, the Company acquired 85 shares of non-voting redeemable preferred stock of CLI Fleet, Inc. ("CLI Fleet"), a privately-held finance company formed for the purpose of financing the chauffeured vehicle service industry. During 1999, the Company acquired, for an aggregate purchase price of approximately $657,000, paid for through the conversion of outstanding loans and deposits with CLI Fleet, a further 65.634 shares of CLI Fleet's non-voting redeemable preferred stock. As a holder of CLI Fleet preferred stock, the Company is currently entitled to receive an annual dividend of $500 per share. The Company waived the right to receive any dividends accrued in respect of its preferred stock through April 30, 1996. During 1998, CLI Fleet redeemed 10 shares of preferred stock held by the Company for an aggregate redemption price of $100,000. The remaining shares of preferred stock are subject to mandatory redemption by payments of $100,000 annually on May 30, 2001 through 2009 with a final payment of $406,340 on May 30, 2010. Under the terms of an agreement with CLI Fleet, commencing April 1997, the Company has an exclusive option to purchase all of the outstanding shares of common stock of CLI Fleet at a purchase price equal to the greater of $187,500 or CLI Fleet's liquidating value as determined by an independent appraisal. The Company is a party to three ten-year leases of administrative offices from CLI Fleet. During 1999, the aggregate rent expense paid to CLI Fleet pursuant to the leases was approximately $139,000.

  To date, CLI Fleet has provided financing to the Company's independent operators, without recourse to the Company, for both initial fees due under the Company's independent operator agreements and with respect to vehicles purchased by independent operators. Each of the Company's owned and operated chauffeured vehicle service companies has entered into a Finance and Service Agreement with CLI Fleet, which provides that the Company will recommend and refer independent operators to CLI Fleet for financing of vehicles. From 1993 to 1996, CLI Fleet purchased from the Company notes receivable due from independent operators in exchange for cash or demand notes on a non-recourse basis.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information as of July 24, 2000 with respect to the beneficial ownership of Common Stock by (i) each director of the Company, (ii) each the Named Executive Officer, (iii) each beneficial owner of more than five percent of the Company's Common Stock and (iv) all directors and executive officers of the Company as a group. As of July 24, 2000, there were 9,848,729 shares of the Company's Common Stock outstanding. Except as indicated in the footnotes below, the persons named in this table have sole investment and voting power with respect to the shares beneficially owned by them.

                                                       Shares Beneficially Owned
                                                       -------------------------
   Name of Beneficial Owner                               Number         Percent
   ------------------------                            --------------- -------------
   Vincent A. Wolfington (1)..........................         566,069         5.5

   Don R. Dailey (2)..................................         555,176         5.4

   David H. Haedicke (3)..............................         169,600         1.7

   Guy C. Thomas (4)..................................         141,782         1.4

   John C. Wintle (3).................................          16,967           *

   Robert W. Cox (3)..................................          24,400           *

   Dennis I. Meyer (5)................................           9,000           *

   Nicholas J. St. George (6).........................          16,500           *

   Joseph V. Vittoria (3).............................           4,000           *

   Gilder Gagnon Howe & Co. LLC (7)......................    1,568,448        15.9
    1775 Broadway, 26th Floor
    New York, New York 10019

   J. & W. Seligman & Co. Incorporated (8)............         861,279         8.7
    100 Park Avenue
    New York, New York 10017

   All directors and executive officers as a group
    (12 persons) (9)..................................       1,687,897        15.0

--------
*  Less than 1%.

(1) Includes options to purchase 465,706 shares of Common Stock. Also includes
    (i) 1,183 shares of Common Stock currently held by a company controlled by Mr. Wolfington, (ii) 1,560 shares held by a limited partnership which are attributable to Mr. Wolfington's wife (780 shares) and one of his children (780 shares) and (iii) 430 shares held by one of his children. Excludes shares held by Yerac Associates, L.P. ("Yerac"), a limited partnership of which Mr. Wolfington is a limited partner, with respect to which shares Mr. Wolfington has no voting or investment power.

(2) Includes options to purchase 415,707 shares of Common Stock.

(3) Represents options to purchase shares of Common Stock.

(4) Includes options to purchase 99,000 shares of Common Stock.

(5) Includes options to purchase 4,000 shares of Common Stock. Also includes 5,000 shares held by Mr. Meyer's wife as to which Mr. Meyer disclaims beneficial ownership.

(6) Includes options to purchase 11,500 shares of Common Stock. Also includes 5,000 shares held by Mr. St. George's wife as to which Mr. St. George disclaims beneficial ownership.

(7) Includes 5,025 shares of Common Stock over which Gilder Gagnon Howe & Co. LLC has sole voting and 1,568,448 shares of Common Stock over which Gilder Gagnon Howe & Co. LLC has shared dispositive power. This information is based upon the Schedule 13G filed by Gilder Gagnon Howe & Co. LLC with the Securities and Exchange Commission on February 14, 2000.

(8) Includes 663,400 shares of Common Stock over which J. & W. Seligman & Co. Incorporated has shared voting power and 861,279 shares of Common Stock over which J. & W. Seligman & Co. Incorporated has shared dispositive power. William C. Morris, as the owner of a majority of the outstanding voting securities of J. & W. Seligman & Co. Incorporated, may be deemed to beneficially own the shares held by J. & W. Seligman & Co. Incorporated. This information is based upon the Schedule 13G filed by J. & W. Seligman & Co. Incorporated and William C. Morris, as a group, with the Securities and Exchange Commission on July 17, 2000.

(9) See Notes 2 through 6. Also includes options to purchase 164,483 shares of Common Stock and 19,920 shares of Common Stock beneficially owned by executive officers not listed in the table above.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's executive officers, directors, and more than ten percent stockholders to file with the SEC reports on prescribed forms of their ownership and changes in ownership of Common Stock and furnish copies of such forms to the Company.

  Except for the following, the Company believes that during and with respect to the fiscal year ended November 30, 1999, all reports required by Section 16(a) to be filed by the Company's officers, directors and more than ten percent stockholders were filed on a timely basis. Devin Murphy filed a Form 4 with the Commission on May 13, 1999 for shares purchased on the open market on February 4, 1999. Paul Sandt filed a Form 4 with the Commission on October 26, 1999 for shares purchased pursuant to the exercise of a stock option and the sale of those shares on July 21, 1999. David Haedicke filed a Form 4 with the Commission on January 13, 2000 for shares purchased pursuant to the exercise of a stock option and the sale of those shares on November 12, 1999.

                                                                       EXHIBIT A

[LOGO OF FRIEDMAN, BILLINGS, RAMSEY & CO. INC.]

                                                                   July 15, 2000

Independent Committee of
the Board of Directors
Carey International, Inc.
4530 Wisconsin Avenue, NW
Washington, DC 20016

Board of Directors:

You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR") provide you with its opinion as to the fairness, from a financial point of view, to the public holders of common stock ("Non-Affiliated Shareholders") of Carey International Inc. (the "Company") of consideration to be received by them pursuant to a draft Agreement and Plan of Merger dated July 14, 2000 (the "Merger Agreement") among the Company, a newly formed Delaware Corporation ("NewCo") and Chartwell Investments, Inc. Pursuant to the Merger Agreement, a wholly owned subsidiary of NewCo will be merged with and into the Company (the "Merger"). The Merger Agreement provides, among other things, that for each outstanding share of common stock of the Company (a "Share") (other than those shares subject to dissenters' rights), shareholders, including Shares held by the Non-Affiliated Shareholders and certain members of the Company's management, will receive $18.25 cash per Share. The terms of the Merger are more fully set forth in the Merger Agreement.

FBR has acted as financial advisor to the Independent Committee in connection with the Merger. In delivering this opinion, FBR has among other things:

1. Reviewed the Company's Form 10-K for the fiscal year ended November 30,
   1999;

2. Reviewed the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February, 29, 2000;

3. Reviewed the Company's un-audited quarterly results for the fiscal quarter ended May 31, 2000;

4. Reviewed the Company's Annual Proxy Statement dated May 26, 1999;

5. Conducted discussions with certain members of management of the Company concerning the financial condition, results of operations, financial forecasts, business and prospects of the Company;

6. Conducted discussions with PriceWaterhouse Coopers, the Company's auditor, concerning the condition of the Company's accounting controls and financial statements;

7. Reviewed market prices and trading activity for the Shares for the period December 22, 1997 through July 11, 2000.

8. Compared the results of operations and financial condition of the Company with those of certain publicly-traded companies that FBR deemed to be reasonably comparable to the Company;

9. Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable to the Merger;

10. Reviewed the Merger Agreement and related documents; and

11. Performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning the Company furnished to it by the Company, or the publicly-available financial and other information regarding the Company and other comparable public companies. FBR has assumed that all such information is accurate and complete and has no reason to believe otherwise. FBR has relied on certain assumptions, conveyed by the Company's management, pertaining to the financing used to consummate the merger. FBR has further relied on the assurances of management of the Company that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for the Company provided to FBR by the Company's management, FBR has assumed, for purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of such management at the time of preparation as to the future financial and operating performance of the Company. FBR has assumed that there has been no undisclosed material change in the Company's assets, financial condition, result of operations, business or prospects since February 29, 2000, and has relied upon the 10-K for November 30, 1999 as representation of the Company's financial position and operating results through that date. FBR was not requested to, and did not, undertake an independent appraisal of the assets or liabilities of the Company nor was FBR furnished with any such appraisals. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger.

In connection with FBR's role as financial advisor to the Company regarding the Merger, FBR will receive a fee of $400,000.00 upon rendering this opinion.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that consideration to be received by the Non-Affiliated Shareholders in the Merger is fair, from a financial point of view.

This letter does not constitute a recommendation to any Shareholder as to how such Shareholder should vote on the proposed Merger or as to what election Management should make pursuant to the Merger Agreement. This letter is for the information of the Board of Directors and of the Special Committee of the Board of Directors and may be referred to and reproduced in its entirety in proxy materials sent to the Shareholders in connection with the solicitation of approval for the Merger. The letter may not be otherwise reproduced, disseminated, quoted from or referred to by the Company without FBR's prior written consent.

                                          Very truly yours,

                                          /s/ Joseph R. Nardini

                                          FRIEDMAN, BILLINGS, RAMSEY & CO.,
                                           INC.

                                                                       EXHIBIT B

[LOGO OF BENEDETTO GARTLAND COMPANY]

                                                                   July 15, 2000

Board of Directors
Carey International, Inc.
4530 Wisconsin Avenue, NW, Suite 500
Washington, DC 20016

Dear Sirs:

You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.01 per share ("Company Common Stock"), of Carey International, Inc. (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger (the "Agreement"), by and among the Company, Limousine Holdings LLC, a Delaware limited liability company ("Parent"), Aluwill Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition Company") and Eranja Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquisition Company ("Acquisition Sub Company") pursuant to which Acquisition Company or Acquisition Sub Company will be merged (the "Merger") with and into the Company.

Pursuant to the Agreement, Acquisition Company and the Company will commence a tender offer (the "Tender Offer") for all the outstanding shares of Company Common Stock at a price of $18.25 per share. The Tender Offer is to be followed by the Merger in which the shares of all holders who did not tender will be converted into the right to receive $18.25 per share in cash.

We understand that Vincent A. Wolfington and other members of the Company's management team (collectively, "Management") will continue to have an interest in the Company after the closing of the Merger. This opinion does not address the fairness from a financial point of view of the Tender Offer and/or Merger to Management.

In the course of performing our review and analyses for rendering this opinion, we have:

  (i) reviewed a draft of the Agreement;

  (ii) reviewed certain publicly available business and financial information relating to the Company;

  (iii) reviewed certain operating and financial information, including projections, provided to or discussed with us by management of the Company related to the Company and its prospects;

  (iv) met with certain member's of the Company's senior management to discuss its business, operations, historical and projected financial results and future prospects;

  (v) reviewed the historical stock prices, valuation parameters and trading volume of the Company Common Stock;

  (vi) reviewed publicly available financial data, stock market performance data and valuation parameters of companies whose operation we considered generally relevant in evaluating the Company;

  (vii) reviewed the terms of recent selected mergers and acquisitions which we deemed generally relevant in evaluating the Merger;

  (viii) performed discounted cash flow analyses based on the projections for the Company furnished to us; and

  (ix) considered such other information and conducted other studies, analyses, inquiries and investigations as we deemed appropriate.

In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, or that was otherwise reviewed by us and have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have relied on the representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of the information reviewed by us.

Our opinion is necessarily based on economic, market, financial and other condition as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer and Merger or any other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer and Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender into the Tender Offer or how such stockholder should vote on any proposed Merger.

We have acted as advisor to the Company's Board of Directors in connection with the Merger and will receive a fee for such services, including the rendering of this opinion, a significant portion of which is contingent upon consummation of the Merger. This opinion is addressed to the Board of Directors. We understand that the Company's Special Committee of the Board of Directors (the "Special Committee") has retained Friedman, Billings, Ramsey Group, Inc. to provide an opinion exclusively to the Special Committee.

This opinion may be included in its entirety, and only its entirety, in any proxy statement or tender offer document distributed to the Company's shareholders in connection with the Merger or the Tender Offer. However, no version or excerpt may be used, and no public reference (except as provided for in the preceding sentence) to this opinion may be made with out our prior written consent.

Based upon and subject to the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the holders of the Company Common Stock (other than Management) pursuant to the Tender Offer and/or Merger is fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          BENEDETTO, GARTLAND & COMPANY, INC.

                                                 /s/ M. William Benedetto
                                          By: _________________________________
                                                   M. William Benedetto
                                                         Chairman

                                                                      EXHIBIT C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

    c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

    d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

  Fascimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Carey International or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the address set forth below:

                       The Depositary for the Offer is:

                    United States Trust Company of New York

 By Overnight Courier and by     By Hand Delivery         By Registered or
             Hand                  to 4:30 p.m.            Certified Mail:
after 4:30 p.m. on Expiration
            Date:


                                United States Trust      United States Trust
                                Company of New York      Company of New York

 United States Trust Company 30 Broad Street, B-Level       P.O. Box 112
         of New York          New York, NY 10004-2304   Bowling Green Station
 30 Broad Street, 14th Floor                           New York, NY 10274-0012
   New York, NY 10004-2304

                             Facsimile Transmission:

                          (212) 422-0183 or (646) 458-
                                      8104

  For additional information, please call United States Trust Company of New
                                     York

                                (800) 548-6565

  Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.

                                77 Water Street
                                  20th Floor
                              New York, NY 10005

                        Banks and Brokers Call Collect:
                                (212) 269-5550

                       All Others Please Call Toll-Free:
                                (800) 628-8510